KNIGHT TRANSPORTATION

Delivering More. SM

Notice of Annual Meeting
To Be Held May 17, 2012

Proxy Statement

2011 Annual Report

KNIGHT TRANSPORTATION

Delivering More.℠

Dear Fellow Shareholders:

2011 began with the most challenging first quarter we've experienced. We faced weak freight demand, specifically on the West coast, while facing rising fuel prices which lead to disappointing results. However, as the year progressed, we responded by growing revenues at a double-digit pace over the remaining three quarters of the year as we improved asset productivity, significantly grew our non-asset based businesses while controlling our operating costs. These efforts resulted in industry leading revenue growth while continuing to maintain strong profit margins. We are encouraged with the recent improvements in the trucking environment and feel we have positive momentum moving in to 2012.

2011 Financial Highlights:

- Total revenue, including fuel surcharge, increased 18.5%, to $866.2 million.
- Net income increased 2.0%, to $60.2 million, or $0.74 per diluted share.
- Average revenue before fuel surcharge per tractor increased 4.0% based on improvements in average revenue per mile and average miles per truck.
- Quarterly dividends and stock repurchases totaled $96.1 million.

Our primary objective is to operate transportation businesses that when combined are industry leading in both growth and margin, while providing safe, high quality, cost-effective solutions for our customers. With the development of our broad range of truckload service offerings we feel well positioned to capitalize on the strengthening environment while meeting our customers' need for multiple, flexible services. We believe there are meaningful synergies in operating multiple transportation solutions across our diversified customer base that can create value for our customers while providing attractive returns for our shareholders. While many truckload fleets are smaller today than they were a few years ago, our tractor fleet has continued to grow to approximately 4,000 tractors, including independent contractors. In addition to growing the fleet, in 2011 we achieved our highest average revenue per tractor (excluding fuel surcharge) since 2006. Most recently, our revenue per tractor improved by 6.8 % in the fourth quarter of 2011 and marked the eighth consecutive quarter with year over year improvement.

Over the past several years we have worked hard to develop complementing businesses and services to our flagship dry van service. Today, nearly one-third of our revenue comes from these complementing businesses. Our unique network of decentralized service centers has proved effective in mitigating the significant diseconomies of scale that come with size in this industry and is a contributor to our industry leading margin in our asset-based businesses (dry van, refrigerated, port & rail services, and dedicated). In recent years, we have been successful in leveraging the service center network to grow our non-asset based businesses (brokerage and intermodal).

We believe these businesses align Knight as a strategic partner with our customers and expand our ability to solve their truckload needs while producing a meaningful return to our shareholders.

We are looking forward to 2012 and are encouraged with the improvements we are seeing in the trucking demand environment. Inventory levels remain lean and any increase in end consumption will likely lead to further improvement in trucking demand.

2012, however, will not be without challenges. Sourcing and retaining quality driving associates will be a concern for many in the industry. Although we face a challenging driver market, we believe our driver development and training programs continue to enable us to source quality driving associates. We also feel our decentralized service center network, regional freight lanes, late-model tractor fleet, financial strength, and overall culture provide us a competitive advantage in recruiting and retaining qualified driving associates.

As the core fundamentals of our businesses show consistent improvement, we feel confident with our ability to invest capital and grow our fleet while producing double digit returns on invested capital.

We are truly grateful for the trust you have placed in us. Through the continued leadership and hard work of our people, we are looking forward to delivering more to our shareholders, and all of our stakeholders, for many years to come.

Sincerely,

Kevin P. Knight
Chairman and CEO

David A. Jackson
President and CFO

TABLE OF CONTENTS

Table of Contents

KNIGHT TRANSPORTATION, INC.
5601 West Buckeye Road
Phoenix, Arizona 85043

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 17, 2012

To our Shareholders:

You are cordially invited to attend the 2012 Annual Meeting of Shareholders (the "Annual Meeting") of KNIGHT TRANSPORTATION, INC. to be held at 8:30 A.M., Phoenix time, on May 17, 2012, at our corporate headquarters located at 5601 W. Buckeye Road, Phoenix, Arizona 85043. The purposes of the Annual Meeting are to:

1. Elect three Class II directors, each director to serve a term of three years;
2. Approve the Knight Transportation, Inc. 2012 Equity Compensation Plan;
3. Conduct an advisory vote to approve executive compensation;
4. Ratify the appointment of Grant Thornton LLP as our independent registered public accounting firm for fiscal year 2012; and
5. Transact such other business as may properly come before the Annual Meeting.

The Board of Directors has fixed the close of business on March 30, 2012, as the record date for determining those shareholders who are entitled to receive notice of and vote at the Annual Meeting or any adjournment(s) thereof. Shares of our Common Stock can be voted at the Annual Meeting only if the holder is present at the Annual Meeting in person or by valid proxy. YOUR VOTE IS IMPORTANT. TO ENSURE YOUR REPRESENTATION AT THE ANNUAL MEETING, YOU ARE REQUESTED TO PROMPTLY DATE, SIGN, AND RETURN THE ACCOMPANYING PROXY IN THE ENCLOSED ENVELOPE. You may also vote on the Internet by completing the electronic voting instruction form found at www.proxyvote.com or by telephone using a touch-tone telephone and calling 1-800-690-6903. The prompt return of your proxy may save us additional expenses of solicitation.

By Order of the Board of Directors,

Adam Miller, Secretary

Phoenix, Arizona
April 6, 2012

KNIGHT TRANSPORTATION, INC.
5601 West Buckeye Road
Phoenix, Arizona 85043

PROXY STATEMENT
FOR ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 17, 2012

GENERAL INFORMATION

This Proxy Statement is furnished in connection with the solicitation of proxies from the shareholders of Knight Transportation, Inc. to be voted at the Annual Meeting of Shareholders (the "Annual Meeting") to be held at 8:30 A.M., Phoenix time, on May 17, 2012, at our corporate headquarters located at 5601 W. Buckeye Road, Phoenix, Arizona 85043. **THE ENCLOSED PROXY IS SOLICITED BY OUR BOARD OF DIRECTORS.** If not otherwise specified, all proxies received pursuant to this solicitation will be voted (i) FOR the director nominees named herein; (ii) FOR the approval of the Knight Transportation, Inc. 2012 Equity Compensation Plan; (iii) FOR approval of the advisory resolution on executive compensation; (iv) FOR ratification of the appointment of Grant Thornton LLP as our independent registered public accounting firm for fiscal year 2012; and (v) with respect to any other matters properly brought before the Annual Meeting, in accordance with the recommendations of the Board of Directors, or, if no recommendations are given, in accordance with the judgment of the proxy holders. At this time, we do not know of any other business to be considered at the Annual Meeting.

A Notice of Internet Availability of Proxy Materials (the "Internet Notice") was first mailed on or about April 6, 2012, to shareholders of record at the close of business on March 30, 2012 (the "Record Date"). The Internet Notice will instruct you as to how you may access and review the proxy materials. The Proxy Statement, the proxy card, and our Annual Report are first being made available to shareholders on April 6, 2012.

The terms "we," "our," "us," or the "Company" refer to Knight Transportation, Inc. and its subsidiaries.

Voting Rights

Only holders of record of our Common Stock, par value $0.01 per share ("Common Stock"), at the close of business on the Record Date are entitled to vote at the Annual Meeting, either in person or by valid proxy. Except in the election of directors, shareholders are entitled to one vote for each share held of record on each matter of business to be considered at the Annual Meeting. In the election of directors, shareholders have cumulative voting rights under Arizona law. *See* "Required Vote; Cumulative Voting." As of the Record Date, there were issued and outstanding 79,659,556 shares of our Common Stock, entitled to cast an aggregate 79,659,556 votes on all matters subject to a vote at the Annual Meeting, other than in the election of the Class II directors, where the shares are entitled to an aggregate 238,978,668 votes. Votes cast at the Annual Meeting will be tabulated by the Inspector of Elections and the results of all items voted upon will be announced at the Annual Meeting.

Quorum Requirement

In order to transact business at the Annual Meeting, a quorum must be present. A quorum is present if a majority of the issued and outstanding shares of Common Stock as of the Record Date are represented at the Annual Meeting in person or by proxy. Shares that are entitled to vote but that are not voted at the direction of the holder (called "abstentions") and shares that are not voted by a broker or other record holder due to the absence of instructions from the beneficial owner (called "broker non-votes") will be counted for the purpose of determining whether a quorum is present.

Required Vote; Cumulative Voting

Election of Directors. Directors are elected by plurality of the votes cast, which means that the director nominees receiving the highest number of votes for their election will be elected as directors. Abstentions and broker non-votes are not counted as votes for the election of any director nominee. Under the Constitution of the State of Arizona, as well as Section 10-728 of the Arizona Revised Statutes, shareholders have cumulative voting rights in electing directors of an Arizona corporation. Cumulative voting means that each shareholder, when electing directors, has the right to cast as many votes in the aggregate as such shareholder has voting shares multiplied by the number of directors to be elected. For example, this year three Class II directors will be elected. If a shareholder has 100 shares of Common Stock, the shareholder is entitled to cast a total of 300 votes in the election of the Class II directors and may cast 300 votes for a single director nominee or distribute those votes among the three Class II director nominees.

You may not cumulate your votes if they are cast "withheld." Our Bylaws provide that, in an uncontested election, a director nominee who receives a greater number of votes cast "withheld" for his or her election than "for" such election will promptly tender his or her resignation to the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee is required to evaluate the resignation, taking into account the best interests of the Company and its shareholders, and recommend to our Board of Directors whether to accept or reject the resignation.

Other Matters. Approval of the other matters submitted to shareholders for consideration and action at the Annual Meeting requires that the number of votes cast for the matter exceed the number of votes cast against the matter. Abstentions and broker non-votes will be disregarded in determining whether a matter has been approved. In other words, abstentions and broker non-votes will be counted neither as votes for, nor as votes against, a matter.

Right to Attend the Annual Meeting; Revocation of Proxy

Returning a proxy card now will not interfere with your right to attend the Annual Meeting or to vote your shares personally at the Annual Meeting, if you wish to do so. Shareholders who execute and return proxies may revoke them at any time before they are exercised by giving written notice to our Secretary at our address, by executing a subsequent proxy and delivering it to our Secretary, or by attending the Annual Meeting and voting in person.

Costs of Solicitation

We will bear the cost of solicitation of proxies and we will include reimbursements for the charges and expenses of brokerage firms and others for forwarding solicitation material to beneficial owners of our outstanding Common Stock. Proxies may be solicited by mail, e-mail, or by telephone and may be solicited personally by our directors, officers, or employees, who will not receive any additional compensation for any such services. In addition, we have retained Georgeson Inc. to assist in the solicitation of proxies for the Annual Meeting at a fee of approximately $7,500.

Annual Report

The information included in this Proxy Statement should be reviewed in conjunction with the Consolidated Financial Statements, Notes to Consolidated Financial Statements, Reports of our Independent Registered Public Accounting Firm, and other information included in our 2011 Annual Report to Shareholders that was made available on or about April 6, 2012, together with this Notice of Annual Meeting and Proxy Statement, to all shareholders of record as of the Record Date. A copy of our Annual Report is available free of charge on the Shareholder Relations section of our corporate website at http://www.knighttrans.com. The Annual Report is not incorporated into this Proxy Statement, and is not considered proxy-soliciting material.

How to Read this Proxy Statement

This Proxy Statement contains the proposals to be considered by shareholders at the Annual Meeting, as well as important information concerning, among other things: our management and Board of Directors; executive compensation; transactions between us and our officers, directors, and affiliates; the stock ownership of management and other large shareholders; the services provided to us by and fees of our independent registered public accounting firm; and instructions for shareholders who want to make proposals at the 2013 Annual Meeting of Shareholders. *Each shareholder should read this information before completing and returning the enclosed proxy card.*

PROPOSAL NO. 1 – ELECTION OF DIRECTORS

Our Board of Directors presently consists of eight members. The directors are divided into three classes, with each class serving a three-year term. There currently is a vacancy on our Board, which results in only two Class I directors. We have and will continue to consider qualified candidates to fill this vacancy. *See* "Corporate Governance – The Board of Directors and Its Committees – Committees of the Board of Directors – The Nominating and Corporate Governance Committee – Process for Identifying and Evaluating Director Nominees" for a description of the director nominee identification and evaluation process.

The shareholders elect approximately one-third of the Board of Directors each year. Three Class II directors will be elected at the Annual Meeting. Upon the recommendation of the Nominating and Corporate Governance Committee, the Board of Directors has nominated Gary J. Knight, G.D. Madden, and Kathryn L. Munro for election as Class II directors at the Annual Meeting.

Each Class II director nominee will be elected to serve until the 2015 Annual Meeting of Shareholders or until his or her successor shall have been duly elected and qualified or his or her resignation or removal, whichever occurs first. Each of the Class II director nominees has consented to serve a three-year term.

If any of the nominees named above should become unavailable to serve as a director, the Board of Directors may designate a substitute nominee. In that case, the proxy holders will vote for the substitute nominee designated by the Board.

Class II Director Nominees

Information concerning the nominees standing for election as Class II directors follows:

Gary J. Knight, 60 **Director Since 1990**

Gary J. Knight has served as a Vice Chairman of our Board of Directors since January 2004. Mr. Knight served as our President from 1993 to January 2004, and has been one of our officers and a member of our Board of Directors since 1990. From 1975 until 1990, Mr. Knight was employed by Swift Transportation Co., Inc. ("Swift"), where he was an Executive Vice President. The selection of Mr. Knight was based upon, among other things, his significant leadership experience and knowledge of the Company. Mr. Knight's qualifications to serve on our Board also include his extensive knowledge of the transportation industry.

G.D. Madden, 72 **Director Since 1997**

G.D. Madden has served as a member of our Board of Directors since January 1997. Since 1996, Mr. Madden has been President of Madden Partners, a consulting firm he founded, which specializes in transportation technology and strategic issues. Prior to founding Madden Partners, he was President and Chief Executive Officer of Innovative Computing Corporation ("ICC"), a subsidiary of Westinghouse Electric Corporation. Mr. Madden founded ICC, a privately held company, which grew to be the largest supplier of fully integrated management information systems to the trucking industry. Mr. Madden sold ICC to Westinghouse in 1990 and continued to serve as its President and Chief Executive Officer until 1996. The Board has concluded that Mr. Madden is qualified and should serve as a director based upon his experience in the transportation industry and his skills and expertise with respect to overseeing financial reporting and developing financial administration systems.

Kathryn L. Munro, 63 **Director Since 2005**

Kathryn L. Munro has served as a member of our Board of Directors since April 2005. She is a principal of BridgeWest, LLC, a private equity investment company specializing in wireless technology companies. Ms. Munro was the Chairperson of BridgeWest from February 1999 until July 2003. Prior to BridgeWest, Ms. Munro spent over 20 years in the banking industry with Bank of America. From 1996 to 1998, Ms. Munro served as Chief Executive Officer of Bank of America's Southwest Banking Group and was President of Bank of America Arizona from 1994 to 1996. Ms. Munro has served on the board of directors of Pinnacle West Capital Corporation, the holding company of Arizona Public Service and Pinnacle West Energy, since 2000. Ms. Munro also serves on the board of Premera, a privately held health insurance company headquartered in Seattle, Washington. Ms. Munro served on the board of Capitol Bancorp Limited, a

Michigan-based multi-bank holding company, from 2002 to 2006 and she served on the board of directors of Flow International Corporation, a Seattle-based manufacturer of industrial tools, from 1996 to September 2011. From her distinguished career in the commercial banking industry, Ms. Munro brings business acumen and financial knowledge to our Board and provides insightful guidance in our relationships with our leaders and investors.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" EACH OF THE DIRECTOR NOMINEES.

CONTINUING DIRECTORS

Class I Directors

Information regarding our current Class I directors who were elected in 2011 for terms expiring at our 2014 Annual Meeting of Shareholders follows:

Donald A. Bliss, 79 **Director Since 1995**

Donald A. Bliss has served as a member of our Board of Directors since February 1995. Until his retirement in December 1994, Mr. Bliss was the Chief Executive Officer and Vice President of U.S. West Communications, a U.S. West company. Mr. Bliss also is a director of the Western and Southern Life Insurance Company and the Biltmore Bank of Arizona. Mr. Bliss served as Chairman of the Western Region Advisory Board of AON Risk Services of Arizona, Inc. from October 2001 to February 2005. The selection of Mr. Bliss as a director nominee was based, among other things, upon his extensive business experience and financial expertise that he brings to our Board as well as his insight and knowledge of our business gained through years of service on our Board.

Richard J. Lehmann, 67 **Director Since 2006**

Richard J. Lehmann has served as a member of our Board of Directors since February 2006. Mr. Lehmann serves as the founding principal and a director of the Biltmore Bank of Arizona and is the Chairman of Bank Capital Corporation, the holding company for the Biltmore Bank of Arizona. Until December 31, 1999, Mr. Lehmann served as Vice Chairman of Bank One, when it acquired FCNBC, creating the fifth largest bank in the United States, with responsibility for all consumer banking and credit card operations. Mr. Lehmann's previous positions include Chairman and Chief Executive Officer of Valley National Bank. Prior to that, Mr. Lehmann spent 20 years with Citigroup in various positions, including 10 years in the International Division, with more than three years as a Senior Corporate Officer in Europe, the Middle East, and Africa. Mr. Lehmann is a member of the board of directors of the TGen Foundation. He also served as a director of eFunds Corporation, iCrossing, Inc., and the Arizona Board of Nature Conservancy. Mr. Lehmann brings to our Board strong leadership, finance, and global experience developed throughout his career in the banking industry.

Class III Directors

Information regarding our current Class III directors who were elected in 2010 for terms expiring at our 2013 Annual Meeting of Shareholders follows:

Kevin P. Knight, 55 **Director Since 1990**

Kevin P. Knight has served as the Chairman of our Board of Directors since May 1999 and has served as our Chief Executive Officer since 1993. He has been one of our officers and directors since 1990. From 1975 to 1984 and again from 1986 to 1990, Mr. Knight was employed by Swift, where he served as Executive Vice President and President of Cooper Motor Lines, Inc., a Swift subsidiary. Mr. Knight currently serves on the Board of Directors and Executive Committee of the American Trucking Associations. The selection of Mr. Knight as a director was based, among other things, upon his extensive experience in business operations and exemplary executive leadership. Mr. Knight also has exhibited commendable dedication to our financial and operating performance.

Randy Knight, 63 **Director Since 1989**

Randy Knight has served as a member of our Board of Directors since 1989. Mr. Knight rejoined our Company as an employee in January 2009 and was appointed as a Vice Chairman of the Board effective February 27, 2009. Mr. Knight was a founder of our Company and served as an officer from 1989 until 1999 and as Chairman of the Board from 1993 until 1999. From 1999 until December 2008, Mr. Knight worked outside of our Company on a variety of personal investments, including Total Warehousing, Inc., a commercial warehousing and local transportation business that he sold in 2004. Mr. Knight was employed by Swift or related companies from 1969 to 1985, where he was a Vice President. Mr. Knight brings to the Board of Directors strong leadership, extensive business and operating experience, and deep insight into the trucking industry.

Michael Garnreiter, 60 **Director Since 2003**

Michael Garnreiter has served as a member of our Board of Directors since September 2003. Mr. Garnreiter currently is managing director with a Scottsdale-based financial consulting organization, Fenix Financial Forensics LLC, which provides financial analysis, forensic accounting, litigation support, and other dispute resolution services to a variety of businesses and organizations. Mr. Garnreiter is also the Chairman of the board of directors and chairman of the audit committee of Taser International, Inc., a manufacturer of non-lethal protection devices, and is chairman of the audit and governance committees for Amtech Systems, Inc., a supplier of horizontal diffusion furnace systems, and chairman of the audit committee and member of the nominations and governance and compensation committees for IA Global, Inc., an Asian business processes outsourcing company. Mr. Garnreiter also formerly served as the sole director of Syntax Brillian Corporation, a dissolved company that designed, developed, and distributed high definition televisions. Mr. Garnreiter was formerly the Executive Vice President, Treasurer, and Chief Financial Officer of Main Street Restaurant Group, Inc., a publicly held restaurant operating company. Prior to joining Main Street, Mr. Garnreiter served as a general partner of Arthur Andersen LLP. Mr. Garnreiter began his career with Arthur Andersen in 1974 after graduating with a Bachelor of Science degree in accounting from California State University at Long Beach. In 1986, he became the managing partner of Arthur Andersen's Tucson, Arizona office. Mr. Garnreiter is a Certified Public Accountant in California and Arizona, and in 2010 became a Certified Fraud Examiner. As a member of our Board of Directors, Mr. Garnreiter offers solid financial expertise gained from his managerial role at a large international accounting firm. In addition, the experience acquired through Mr. Garnreiter's positions as a director of several public companies benefit the Company, the Board of Directors, and our shareholders.

Kevin Knight, our Chairman and Chief Executive Officer, and Keith Knight, one of our executive officers, are brothers and are cousins of Randy Knight and Gary Knight, who also are brothers.

CORPORATE GOVERNANCE

Applicable Corporate Governance Requirements

Our Common Stock has been listed on the New York Stock Exchange (the "NYSE") since December 30, 2004, and we are subject to the NYSE listing standards, including those relating to corporate governance. Prior to listing on the NYSE, our Common Stock was listed on what today is known as the Nasdaq Global Select Market ("NASDAQ"), and we were subject to the NASDAQ listing standards, including those related to corporate governance.

Corporate Governance Guidelines

Our Board of Directors has adopted corporate governance guidelines to further its goal of providing effective governance of our business and affairs for the long-term benefit of our shareholders. A copy of the corporate governance guidelines is available free of charge on the Shareholder Relations section of our website at http://www.knighttrans.com. The Nominating and Corporate Governance Committee is responsible for periodically reviewing the corporate governance guidelines and recommending changes as appropriate to ensure the effective functioning of our Board of Directors and corporate governance.

Code of Ethics

The Board of Directors has adopted a Code of Ethical Conduct that applies to all of our directors, officers, and employees. In addition, we maintain a Policy Governing Responsibilities of Financial Managers and Senior Officers (the "Financial Responsibilities Policy") that applies to our senior executive officers (Executive Vice President or above), Chief Financial Officer, Chief Accounting Officer, Controller, and any other employee who is responsible for the management of our funds or for the operation and maintenance of our financial accounting and reporting system. The Code of Ethical Conduct and Financial Responsibilities Policy includes provisions applicable to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, which constitute a "code of ethics" within the meaning of Item 406(b) of Regulation S-K. Copies of the Code of Ethical Conduct and Financial Responsibilities Policy are available free of charge on the Shareholder Relations section of our website at http://www.knighttrans.com.

The Board of Directors and Its Committees

Board of Directors

Meetings of the Board of Directors. During the year ended December 31, 2011, our Board of Directors met on four occasions. Each of the directors attended 75% or more of the meetings of the Board of Directors and the meetings held by all of the committees of the Board on which he or she served, with the exception of Mr. Bliss who attended 71% of the Audit Committee meetings due to health reasons. We encourage our directors to attend our Annual Meetings of Shareholders. All of our directors attended the 2011 Annual Meeting of Shareholders.

Independent Directors. In accordance with NYSE Rule 303A.02(a), the Board of Directors affirmatively determines the independence of each director after reviewing the findings and recommendations of the Nominating and Corporate Governance Committee. Upon the recommendation of the Nominating and Corporate Governance Committee, the Board has determined that Donald A. Bliss, G.D. Madden, Michael Garnreiter, Kathryn L. Munro, and Richard J. Lehmann are independent (collectively, the "Independent Directors"). Except in their capacities as directors or as holders of an immaterial amount of securities of other entities, neither Mr. Bliss, Mr. Madden, Mr. Garnreiter, Ms. Munro, nor Mr. Lehmann, either directly or in his or her capacity as a partner, shareholder, officer, or similar position of another organization, has, or in the past three years had, any business or financial relationship with us or any of our subsidiaries. None of the Independent Directors or any of their immediate family members has or had any of the disqualifying relationships with us or our subsidiaries specified in NYSE Rule 303A.02(b).

Board Leadership Structure. Kevin P. Knight has served as the Chairman of our Board of Directors since May 1999 and has served as our Chief Executive Officer since 1993. The Board believes that the combination of these two positions is the most appropriate and suitable structure for proper and efficient Board functioning and communication, which is facilitated by Kevin Knight serving as the direct link between senior management and the Board. In these capacities, he provides critical insight to the Board and leadership for our senior management in our day-to-day operations. To ensure that Kevin Knight has sufficient time to fulfill his responsibilities as the Chairman of our Board and our Chief Executive Officer, the Board of Directors has appointed Gary Knight and Randy Knight to serve as Vice Chairmen and has assigned the responsibility to Gary Knight to conduct and preside at board meetings. Kevin Knight reports to the Board as the Chief Executive Officer along with the other executive officers and also participates in the meetings as a director.

Risk Oversight. The Board of Directors has assigned the assessment of enterprise risk to the Nominating and Corporate Governance Committee and the assessment of financial risk to the Audit Committee. Management reports to the Nominating and Corporate Governance Committee and Audit Committee with respect to the overall enterprise risk environment, including both business and financial risk, of our operations. The committees then evaluate the management's risk assessment and report to the Board of Directors.

Executive Sessions. In 2011, our Independent Directors held one meeting in an "executive session" at which only the Independent Directors were present. The Chairman of the Nominating and Corporate Governance Committee acts as the lead independent director and is the presiding director for all executive sessions. Mr. Bliss currently serves as the Chairman of the Nominating and Corporate Governance Committee and will continue in that capacity following the Annual Meeting. Our Independent Directors will continue to meet regularly and at least once annually.

Communication with Directors. Our Board of Directors provides a process for shareholders to send written communications to the entire Board or to individual directors. To send a communication to the entire Board of Directors, your communication should be addressed as follows: The Board of Directors, Knight Transportation, Inc., c/o Adam Miller – Secretary, 5601 West Buckeye Road, Phoenix, Arizona 85043. Written communications addressed in this manner will be copied and distributed to each director at or prior to the next board meeting. If you wish to communicate with an individual director, your communication should be addressed as follows: Name – Director, Knight Transportation, Inc., c/o Adam Miller – Secretary, 5601 West Buckeye Road, Phoenix, Arizona 85043. Written communications received in this manner will not be opened, but rather delivered unopened to the director to whom they are addressed at or prior to the next board meeting, following clearance through normal security procedures.

In addition, we provide a method for interested parties to communicate directly with our non-management directors. If an interested party wishes to communicate with a non-management director, such communication should be addressed as follows: Name – Director, Knight Transportation, Inc., c/o Adam Miller – Secretary, 5601 West Buckeye Road, Phoenix, Arizona 85043. Written communications received in this manner will not be opened, but rather delivered unopened to the non-management director to whom they are addressed at or prior to the next board meeting, following clearance through normal security procedures.

Committees of the Board of Directors

The Board of Directors has standing Audit, Nominating and Corporate Governance, Compensation, and Executive Committees. The Board does not maintain any other standing committees. The following table sets forth the membership of each of the standing committees of the Board of Directors as of March 31, 2012.

Name	Audit Committee	Compensation Committee	Executive Committee	Nominating and Corporate Governance Committee
Donald A. Bliss	X		X	X
Michael Garnreiter	X			
Kevin P. Knight			X	
Gary J. Knight			X	
Richard J. Lehmann		X		X
G.D. Madden	X	X		
Kathryn L. Munro		X	X	X

The Audit Committee

Purpose, Functions, Composition, and Meetings. The primary purpose of the Audit Committee is to assist the Board of Directors in its oversight of:

- the integrity of our financial statements;
- the qualifications, independence, and performance of our independent registered public accounting firm; and
- our compliance with legal and regulatory requirements related to financial reporting.

As more fully outlined in the Audit Committee's charter, the primary functions of the Audit Committee include:

- making determinations regarding the selection and retention of our independent registered public accounting firm and reviewing and pre-approving such firm's fees and the proposed scope of its services; and
- reviewing and meeting with our management, internal auditors, and independent registered public accounting firm, as applicable, to discuss our financial statements and financial and related disclosures, our accounting policies and principles, and our internal financial controls and reporting systems.

The Audit Committee met seven times during 2011. Messrs. Bliss, Madden, and Garnreiter currently serve on the Audit Committee, and Mr. Garnreiter serves as the Chairman. Each member of the Audit Committee satisfies the independence and other audit committee membership criteria set forth in NYSE Rule 303A.07. Specifically, each member of the Audit Committee:

- is independent under NYSE Rule 303A.02;
- meets the criteria for independence set forth in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"); and
- is financially literate, as our Board of Directors has interpreted such qualification in its business judgment.

In addition, the Board has determined that Mr. Garnreiter's service on the audit committees of more than three public companies does not impair his ability to effectively serve on our Audit Committee.

Audit Committee Financial Expert. The Board of Directors has determined that at least one "audit committee financial expert," as defined under Item 407(d)(5) of Regulation S-K, currently serves on the Audit Committee. The Board of Directors has identified Mr. Garnreiter as an audit committee financial expert. Mr. Garnreiter is independent, as independence for audit committee members is defined under applicable NYSE rules.

Audit Committee Charter. A copy of the Audit Committee's current charter is available free of charge on the Shareholder Relations section of our website at http://www.knighttrans.com.

Report of the Audit Committee. In performing its duties, the Audit Committee, as required by applicable rules and regulations promulgated by the Securities and Exchange Commission ("SEC"), issues a report recommending to the Board of Directors that our audited financial statements be included in our Annual Report on Form 10-K, and relating to certain other matters, including the independence of our independent registered public accounting firm. The *Report of the Audit Committee* follows.

The Report of the Audit Committee shall not be deemed to be incorporated by reference into any filing made by us under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act, notwithstanding any general statement contained in any such filings incorporating this Proxy Statement by reference, except to the extent we incorporate such report by specific reference.

Report of the Audit Committee

The Audit Committee oversees the accounting and financial reporting processes of the Company and the audit of the financial statements of the Company. Management of the Company has primary responsibility for the Company's financial statements and the overall reporting process, including maintenance of the Company's systems of internal control. The Company retains an independent registered public accounting firm that is responsible for conducting an independent audit of the Company's financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), and issuing a report thereon.

In undertaking its responsibilities, the Audit Committee has discussed the Company's financial statements with management and the Company's independent registered public accounting firm and, in issuing this report, has relied upon the responses and information provided to the Audit Committee by management and the independent registered public accounting firm.

For the fiscal year ended December 31, 2011, the Audit Committee has reviewed and discussed the audited financial statements with management and Grant Thornton LLP, the Company's independent registered public accounting firm. Specifically, the Audit Committee has discussed with the independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards No. 61, *Communication with Audit Committees*, as amended, as adopted by PCAOB in Rule 3200T.

The Audit Committee has received the written disclosures from the independent registered public accounting firm required by applicable requirements of PCAOB and discussed with the independent registered public accounting firm its independence within the meaning of the rules and standards of the PCAOB and the securities laws and regulations administered by the SEC.

Based on the foregoing reviews and discussions, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2011, for filing with the Securities and Exchange Commission.

Michael Garnreiter, Chairman
G.D. Madden, Member
Donald A. Bliss, Member

The Nominating and Corporate Governance Committee

Purpose, Functions, Composition, and Meetings. The purposes of the Nominating and Corporate Governance Committee are to assist the Board of Directors in improving our corporate governance, to train members of the Board, to improve the Board's governance functions, and to assist us in obtaining the highest quality independent directors. As more fully detailed in the Nominating and Governance Committee's charter, the primary functions of the committee include:

- evaluating the composition of the Board and selecting and recommending nominees for election or re-election to the Board or for appointment to fill Board vacancies;
- developing and implementing regular and emergency succession plans for our senior management positions; and
- reviewing and developing policies or making recommendations concerning other aspects of our corporate governance, such as the Board's committee structure, our corporate governance guidelines, director training and evaluation programs, and potential conflicts of interest.

Mr. Lehmann, Ms. Munro, and Mr. Bliss currently serve on the Nominating and Corporate Governance Committee, and Mr. Bliss serves as Chairman.

All current members of the Nominating and Corporate Governance Committee are independent, as independence for nominating committee members is defined under applicable NYSE rules. In 2011, the Nominating and Corporate Governance Committee did not hold a meeting, but took several actions by written consent, in lieu of meetings. The Nominating and Corporate Governance Committee met in 2012 to act upon the nominations of directors standing for election in 2012.

The Nominating and Corporate Governance Committee has approved the nomination of Gary J. Knight, G.D. Madden, and Kathryn L. Munro as Class II directors and recommended their election. Each nominee is presently a director and has consented to stand for re-election.

Nominating and Corporate Governance Committee Charter. A copy of the Nominating and Corporate Governance Committee's current charter is available free of charge on the Shareholder Relations section of our website at http://www.knighttrans.com.

Board Diversity. In recommending candidates for the Board of Directors, the Nominating and Corporate Governance Committee considers board diversity with an emphasis on diverse backgrounds, skills, and experience that will be beneficial to us. Pursuant to the Nominating and Corporate Governance Committee's charter, all candidates are evaluated and selected consistent with our policy of nondiscrimination with respect to race, creed, religion, national origin, or gender.

Process for Identifying and Evaluating Director Nominees. Director nominees are chosen by the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee reviews the qualifications of various persons to determine whether they should be considered as candidates for membership on the Board of Directors. The Nominating and Corporate Governance Committee also accepts recommendations of director candidates from our other outside directors and our executive officers, advisors, and shareholders. We do not pay a fee to any third party to identify or evaluate or assist in identifying or evaluating potential nominees.

The Nominating and Corporate Governance Committee reviews all candidate recommendations, including those properly submitted by shareholders, in accordance with the mandate contained in its charter. The Nominating and Corporate Governance Committee assesses a candidate's judgment, integrity, independence, management or business skills and experience (particularly with public companies and companies in our industry or other industries related to our business), prominence and reputation in their profession, knowledge of corporate governance issues and board functions, commitment to attend and actively participate in meetings and related board activities, other commitments and responsibilities, and such other factors as the Nominating and Corporate Governance Committee determines are appropriate in light of our needs and the needs of the Board. With regard to specific qualities and skills, the Nominating and Corporate Governance Committee believes it is necessary that: (i) at least a majority of the members of the Board of Directors qualify as "independent" under NYSE Rule 303A.02; (ii) at least three members of the Board of Directors satisfy the audit committee membership criteria specified in NYSE Rule 303A.07; and (iii) at least one member of the Board of Directors eligible to serve on the Audit Committee has sufficient knowledge, experience, and training concerning accounting and financial matters so as to qualify as an "audit committee financial expert" within the meaning of Item 407(d)(5) of Regulation S-K.

In addition to the qualifications and considerations described above, our corporate governance guidelines contain the following director eligibility criteria that impact the director nomination process:

- a mandatory retirement age of 82 for all directors, subject to waiver by a majority of the Board;
- director term limits of 20 years for all directors, subject to waiver by a majority of the Board;
- no director may serve on more than five public company boards of directors, including our Board; and
- our Chief Executive Officer may not serve on more than two other public company boards of directors in addition to our Board.

Consideration of Director Candidates Recommended by Shareholders. The Nominating and Corporate Governance Committee will consider director candidates recommended by shareholders, provided that the following procedural requirements are satisfied. Candidate recommendations should be mailed via certified mail, return receipt requested, and addressed to the Nominating and Corporate Governance Committee, Knight Transportation, Inc., c/o Adam Miller – Secretary, 5601 West Buckeye Road, Phoenix, Arizona 85043. To be considered, a shareholder recommendation must: (i) be received not less than 120 days prior to the first anniversary of the release date of the proxy statement for the prior year's Annual Meeting (by December 7, 2012 for director candidates to be considered for nomination for election at the 2013 Annual Meeting of Shareholders); (ii) contain sufficient background information, such as a resumé and references, to enable the Nominating and Corporate Governance Committee to make a proper judgment regarding the qualifications of the proposed nominee; (iii) be accompanied by a signed consent of the proposed nominee to serve as a director if elected and a representation that such proposed nominee qualifies as "independent" under NYSE Rule 303A.02 or, if the proposed nominee does not qualify, a description of the reason(s) he or she is not "independent;" (iv) state the name and address of the person submitting the recommendation and the number of shares of our Common Stock owned of record or beneficially by such person; and (v) if submitted by a beneficial shareholder, be accompanied by evidence that the person making the recommendation beneficially owns shares of our Common Stock.

The Compensation Committee

Purpose, Functions, Composition, and Meetings. The Compensation Committee reviews, analyzes, recommends, and approves all aspects of executive compensation. As more fully outlined in the Compensation Committee's charter, the primary responsibilities of the Compensation Committee include:

- reviewing and approving corporate goals and objectives relating to the compensation of the Chief Executive Officer, evaluating the Chief Executive Officer's performance in light of those objectives, and determining and approving the Chief Executive Officer's compensation based upon this evaluation;

- reviewing and making recommendations to the Board regarding the compensation of our other executive officers;

- reviewing and approving all forms of incentive compensation, including stock options and other stock-based awards to our executive officers; and

- administering our equity compensation plan, as in effect from time-to-time.

During 2011, and as of the date hereof, Mr. Lehmann, Mr. Madden, and Ms. Munro, served on the Compensation Committee, and Ms. Munro served as Chairperson. The Compensation Committee met five times in 2011. *See* "Executive Compensation – Compensation Discussion and Analysis" for a discussion of, including the role the Compensation Committee and our executive officers have in implementing, our processes and procedures for recommending and setting executive and director compensation.

Compensation Committee Charter. A copy of the Compensation Committee's current charter is available free of charge on the Shareholder Relations section of our website at http://www.knighttrans.com.

Report of the Compensation Committee. In performing its duties, the Compensation Committee, as required by applicable rules and regulations promulgated by the SEC, issues a report recommending to the Board of Directors that our Compensation Discussion and Analysis be included in this Proxy Statement. The *Report of the Compensation Committee* follows.

The Report of the Compensation Committee shall not be deemed to be incorporated by reference into any filing made by us under the Securities Act or the Exchange Act, notwithstanding any general statement contained in any such filings incorporating this Proxy Statement by reference, except to the extent we incorporate such report by specific reference.

Compensation Committee Report

We have reviewed and discussed the Compensation Discussion and Analysis contained in this Proxy Statement with management. Based on that review and discussion, we have recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

Kathryn Munro, Chairperson
G.D. Madden, Member
Richard J. Lehmann, Member

Risks Presented by the Company's Compensation Programs

As required by SEC rules, the Company has assessed the risks that could arise from its compensation policies for all employees, including employees who are not officers, and has concluded that such policies are not reasonably likely to have a materially adverse effect on the Company.

Compensation Committee Interlocks and Insider Participation

None of the current members of the Compensation Committee have been, or are, one of our officers or employees. During 2011, none of our executive officers served as a member of the board of directors or compensation committee (or other committee performing equivalent functions) of any entity that had one or more executive officers serving as a member of our Board of Directors. *See* "Certain Relationships and Related Transactions" for a description of certain transactions between us and our directors and executive officers, or their affiliates, and "Executive Compensation – Director Compensation" for a description of the compensation of the members of the Compensation Committee.

The Executive Committee

The Executive Committee is authorized to act on behalf of the Board of Directors when the Board of Directors is not in session. During 2011, and as of the date hereof, the Executive Committee was comprised of Messrs. Kevin Knight, Gary Knight, Donald Bliss, and Ms. Kathryn Munro. The Executive Committee did not meet during 2011.

Other Board and Corporate Governance Matters

Director Evaluation Program. The Nominating and Corporate Governance Committee is responsible for developing and implementing a director evaluation program to measure the individual and collective performance of directors and the fulfillment of their responsibilities to our shareholders, including an assessment of the Board's compliance with applicable corporate governance requirements and identification of areas in which the Board might improve its performance. The Nominating and Corporate Governance Committee also is responsible for developing and recommending to the Board of Directors for approval an annual self-evaluation process for the Board designed to assure that directors contribute to our corporate governance and to our performance.

Director Orientation and Training. The Nominating and Corporate Governance Committee is responsible for developing and implementing an orientation program for new directors. Under this program, we provide new, non-management directors a variety of materials to assist them in familiarizing themselves with our business, management structure, and operations and key legal, financial, risk management, and operational issues, as well as the policies, procedures, and responsibilities of the Board and its committees. New, non-management directors also meet with members of our senior management and other non-management directors as part of their orientation. We periodically provide materials to directors on various subjects to assist them in understanding our business and operations and in effectively discharging their duties.

Authority to Engage Advisors. Each of the Audit Committee, the Nominating and Corporate Governance Committee, and the Compensation Committee is conferred by its charter with explicit authority to engage its own independent advisors, including legal counsel.

Management Succession Planning. The Board of Directors has adopted a management succession plan that identifies emergency and potential long-term successors to our Chief Executive Officer, President, Chief Financial Officer, and certain other key members of senior management. The Nominating and Corporate Governance Committee, following consultation with our Chief Executive Officer, is responsible for giving an annual report to the Board of Directors with regard to management succession planning. After reviewing this report and consulting with the members of the Nominating and Corporate Governance Committee and the Chief Executive Officer, the Board of Directors makes any changes or updates to the management succession plan that it determines are appropriate.

Our Executive Officers and Significant Employee

The following table sets forth, as of March 31, 2012, certain information regarding our executive officers (Kevin P. Knight, Gary J. Knight, Randy Knight, Keith T. Knight, and David A. Jackson) and our significant employee (Adam Miller).

Name	Age	Position
Kevin P. Knight	55	Chairman of the Board and Chief Executive Officer
Gary J. Knight	60	Vice Chairman of the Board
Randy Knight	63	Vice Chairman of the Board
Keith T. Knight	57	Chief Operating Officer
David A. Jackson	36	President and Chief Financial Officer
Adam Miller	31	Senior Vice President of Accounting and Finance, Secretary, and Treasurer

Keith T. Knight has served as our Chief Operating Officer since May 2006. Prior to his appointment as Chief Operating Officer, Mr. Knight served as our Executive Vice President from 1993 until May 2006, and has been one of our officers since 1990. He served as a member of our Board of Directors from 1990 to 2004. From 1977 until 1990, Mr. Knight was employed by Swift, where he was a Vice President and Manager of Swift's Los Angeles terminal.

David A. Jackson joined us in April 2000. He has served as our President since February 2011 and our Chief Financial Officer since January 2004. Mr. Jackson served as our Treasurer from May 2006 to February 2011 and our Secretary from November 2007 to February 2011. Prior to his appointment as the Chief Financial Officer, Mr. Jackson served in several positions at Knight between 2000 and 2004.

Adam Miller joined us in September 2002. He has served as the Senior Vice President of Accounting and Finance, Secretary, and Treasurer since February 2011. Prior to his appointment as Senior Vice President of Accounting and Finance, Secretary, and Treasurer, Mr. Miller served as Controller of Knight Refrigerated since January 2006. Prior to his appointment as Controller of Knight Refrigerated, Mr. Miller served in several other accounting and finance positions at Knight since 2002.

See "Proposal 1: Election of Directors" and "Continuing Directors" for information concerning the business experience of Kevin P. Knight, Randy Knight, and Gary J. Knight.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors and officers, and persons who own more than 10% of a registered class of our equity securities, to file with the SEC reports of ownership and changes in ownership of our Common Stock and other equity securities. Our officers, directors, and greater than 10% beneficial owners are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. Based solely upon a review of the copies of such reports furnished to us, or written representations that no other reports were required, we believe that during the 2011 fiscal year, all Section 16(a) filing requirements applicable to our directors, officers, and greater than 10% beneficial owners were complied with. Copies of Section 16(a) forms that our directors and officers file with the SEC are accessible through the Shareholder Relations section of our website at http://www.knighttrans.com.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview and Philosophy of Compensation

The Compensation Committee oversees all of our executive officer compensation arrangements. The Compensation Committee has the responsibility to (i) review and approve corporate goals and objectives relevant to the compensation of our CEO, (ii) evaluate the performance of our CEO in light of those goals and objectives, and (iii) determine and approve the compensation level of our CEO based upon that evaluation. The Compensation Committee also has the responsibility to review annually the compensation of our other executive officers and to determine whether such compensation is reasonable under existing facts and circumstances. In making such determinations, the Compensation Committee seeks to ensure that the compensation of our executive officers aligns the executives' interests with the interests of our shareholders. The Compensation Committee also reviews and approves all forms of incentive compensation, including stock option grants, stock grants, restricted stock unit grants, and other forms of incentive compensation granted to our executive officers. The Compensation Committee takes into account the recommendations of our CEO in reviewing and approving the overall compensation of the other executive officers. The Compensation Committee has not engaged or received reports from any third-party compensation consultants.

We believe that the quality, skills, and dedication of our executive officers are critical factors affecting our long-term value and success. Our primary executive compensation goals include attracting, motivating, and retaining qualified executive officers who create long-term value for our shareholders. We seek to accomplish these goals by rewarding past performance, incentivizing future performance, and aligning our executive officers' long-term interests with those of our shareholders. Our compensation program is designed to reward our executive officers for individual performance, years of experience, contributions to our financial success, and creation of shareholder value. Our compensation philosophy is to provide overall compensation levels that (i) attract and retain talented executives and motivate those executives to achieve superior results, (ii) align executives' interests with our corporate strategies, our business objectives, and the long-term interests of our shareholders, and (iii) enhance executives' incentives to increase our stock price and maximize shareholder value. In addition, we strive to ensure that our compensation, particularly salary compensation, is consistent with our constant focus on controlling costs. Our primary strategy for building senior management depth has been to develop personnel from within our Company to ensure that our executive team as a whole remains dedicated to our customs, practices, and culture, recognizing, however, that we may gain talent and new perspectives from external sources. Accordingly, in many instances we build our compensation elements around long-term retention and development, together with annual rewards based on specific focus areas.

Elements of Compensation

Our compensation program for senior executive officers has two major elements, fixed and incentive compensation. The total compensation for senior executive officers, including the Named Executive Officers (as defined below), consists of one or more of the following components: (i) base salary; (ii) incentive compensation, which may include a performance-based annual cash bonus, a discretionary annual cash bonus, and long-term equity incentives in the form of stock-based awards or grants; (iii) other compensation, including specified perquisites; and (iv) employee benefits, which are generally available to all of our employees.

The Compensation Committee has the responsibility to make and approve changes in the total compensation of our executive officers, including the mix of compensation elements. In making decisions regarding an executive's total compensation, the Compensation Committee considers whether the total compensation is (i) fair and reasonable to us, (ii) internally appropriate based upon our culture, goals, initiatives, and the compensation of our other employees, and (iii) within a reasonable range of the compensation afforded by other opportunities, overall economic conditions, and our recent historical performance. The Compensation Committee also bases its decisions regarding compensation upon its assessment of factors such as the executive's leadership, integrity, individual performance, prospect for future performance, years of experience, skill set, level of commitment and responsibility required in the position, contributions to our financial results, the creation of shareholder value, and current and past compensation. In determining the mix of compensation elements, the Compensation Committee considers the effect of each element in relation to total compensation. Consistent with our need to control costs and our desire to recognize our executives' performance where such recognition is warranted, the Compensation Committee historically has attempted to keep base salaries relatively low and weight overall compensation toward incentive cash and equity-based compensation. The Compensation

Committee specifically considers whether each particular element provides an appropriate incentive and reward for performance that sustains and enhances long-term shareholder value. The Compensation Committee also considers the tax consequences associated with each element of compensation, including whether the deductibility of compensation is expected to be limited under Section 162(m) of the Internal Revenue Code (the "Code"). In determining whether to increase or decrease an element of compensation, we rely upon the business experience of the members of the Compensation Committee, the Compensation Committee's general understanding of compensation levels at public companies, and the historical compensation levels of the executive officers, and, with respect to executives other than the CEO, we consider the recommendations of the CEO. We generally do not rely on rigid formulas (other than performance measures under the objective portion of our annual cash bonus program) or short-term changes in business performance when setting compensation.

The following summarizes the compensation elements we used to motivate and retain our Chief Executive Officer, Chief Financial Officer, and our two other most highly compensated executive officers for the fiscal year ended December 31, 2011 (collectively, the "Named Executive Officers"). Randy Knight voluntarily reduced his salary below $100,000 in 2011 in connection with the reduction of his responsibilities due to health reasons. Accordingly, Mr. Knight is not identified as a Named Executive Officer for 2011.

Base Salary

We pay base salaries at levels that reward executive officers for ongoing performance and that enable us to attract and retain highly qualified executives, but not at a level that allows the executives to achieve the overall compensation they desire. Base pay is a critical element of our compensation program because it provides our executive officers with stability. Compensation stability allows our executives to focus their attention and efforts on our business objectives, which includes creating shareholder value. In determining base salaries, we consider the executive's current salary and the executive's qualifications and experience, including, but not limited to, the executive's length of service with us, the executive's industry knowledge, and the executive's leadership, integrity, scope of responsibilities, dedication to us and our shareholders, past performance, and future potential of providing value to our shareholders. We do not formally benchmark salary or total executive compensation against the executive compensation of any other company or group of companies. From time to time, the Compensation Committee has considered the form and level of compensation disclosed by other publicly traded truckload carriers, certain other transportation companies, and companies of similar size and market capitalization in general in order to obtain a broad understanding of such companies' compensation practices. We set our base salaries at a level that allows us to pay a portion of an executive officer's total compensation in the form of incentive compensation (including annual cash bonuses and long-term incentives) and perquisites. We believe this mix of compensation helps us incentivize our executives to maximize shareholder value in the long run. We consider adjustments to base salaries annually to reflect the foregoing factors but do not apply a specific weighting to such factors.

Incentive Compensation

Performance-Based and Discretionary Annual Cash Bonuses

On December 21, 2005, our shareholders approved our 2005 Executive Cash Bonus Plan ("Cash Bonus Plan") and on May 20, 2010, our shareholders re-approved the Cash Bonus Plan. We use our Cash Bonus Plan to provide annual incentives to executive officers in a manner designed to (i) link increases in compensation to our income targets in order to reinforce cost controls, (ii) reinforce our performance goals, and (iii) link a significant portion of our executives' compensation to the achievement of such goals. We also use the Cash Bonus Plan to preserve for our benefit a federal tax deduction for payments of incentive compensation to our executive officers. Cash bonuses are designed to reward executive officers for their contributions to our financial and operating performance and are based primarily upon our financial results and certain operating statistics that the Compensation Committee identifies each year as being important to our success.

Under the Cash Bonus Plan, the Compensation Committee is required to set, for each executive officer, one or more objective performance targets. The annual cash bonus amount awarded to each executive officer is primarily dependent upon us reaching or exceeding specified, objective performance targets. Performance targets may be based on the attainment of specified levels of one or any variation or combination of the factors listed in the Cash Bonus Plan. Corporate performance targets typically have related to profitability and performance to align cash compensation payments with our performance and the creation of shareholder value. Additionally, individual performance targets may be based on the successful implementation of corporate policies, negotiation of significant corporate transactions, development of long-term business goals or strategic plans, or the exercise of specific areas of managerial responsibility. The Compensation Committee sets the specific performance targets for each executive officer after engaging in active dialog with our CEO concerning our strategic objectives and performance and reviewing the appropriateness of the financial measures used in the Cash Bonus Plan.

The Compensation Committee also administers a discretionary cash bonus program ("Discretionary Cash Bonus Program") for achievements in leadership, innovation, initiative, and other non-objective performance indicia outside the Cash Bonus Plan. These awards are made on a discretionary basis, may not be part of the cash bonus opportunity in any given year, and are unrelated to the attainment of the Cash Bonus Plan's objective performance criteria. An award under the Discretionary Cash Bonus Program may not be used to make up for an award that was not earned under the Cash Bonus Plan's objective performance criteria and will not be exempt from the $1.0 million deductibility limit under Section 162(m) of the Code.

Concurrently with establishing the performance targets, the Compensation Committee also establishes a maximum cash bonus award opportunity for each executive officer under the Cash Bonus Plan, typically expressed as a percentage of salary as of the commencement of the performance period. For 2011, the maximum bonus target was 60% of salary for our CEO and ranged from 30% to 40% for our other Named Executive Officers. Our Cash Bonus Plan contains an annual maximum cash bonus limitation of $2.0 million for any participant, but the maximum award approved for any executive has never exceeded $354,000. In determining an executive officer's maximum cash bonus opportunity, the Compensation Committee considers (i) the value that achieving specific performance targets will add to our shareholders, (ii) the degree of difficulty in achieving specific performance targets, and (iii) each of the other elements comprising the executive's total compensation. When calculating the cash bonus earned by an executive officer under the Cash Bonus Plan, the Compensation Committee may, in its sole discretion, exercise negative discretion to eliminate or reduce the size of a bonus if the Compensation Committee determines such action is appropriate, but may not increase a bonus above the executive's maximum cash bonus actually earned based on achievement of the objective performance criteria. Further, the Compensation Committee is required to certify, prior to payment of a bonus under the Cash Bonus Plan, that the executive officer achieved the respective performance targets underlying the cash bonus.

Long-Term Incentives

On May 21, 2009, our shareholders approved our Amended and Restated 2003 Stock Option and Equity Compensation Plan (the "2003 Equity Compensation Plan"). The 2003 Equity Compensation Plan is an equity compensation plan that we use to accomplish our compensation goals by providing our executive officers with long-term incentives. We also use the 2003 Equity Compensation Plan to align our executives' and shareholders' long-term interests by creating a strong, direct link between executive compensation and shareholder return.

Under the 2003 Equity Compensation Plan, the Compensation Committee may grant stock options, restricted stock, or other forms of equity-based awards as forms of executive officer compensation. The 2003 Equity Compensation Plan allows the Compensation Committee to link compensation to performance over a period of time by using equity-based awards, which often value a company's long-term prospects, and granting awards that have multiple-year vesting schedules. Awards with multiple-year vesting schedules, such as stock options or restricted stock unit grants, provide balance to the other elements of our compensation program that otherwise link compensation to annual performance. Awards with multiple-year vesting schedules incentivize executives to remain with us over an extended period of time. Thus, we believe the 2003 Equity Compensation Plan is an effective way of aligning the interests of our executive officers with those of our shareholders.

Upon the approval of our shareholders of the Knight Transportation, Inc. 2012 Equity Compensation Plan, the 2003 Equity Compensation Plan will be terminated and replaced by the new plan. *See* "Proposal 2: Approval of the Knight Transportation, Inc. 2012 Equity Compensation Plan" for more information regarding the new plan.

The Compensation Committee considers several factors when determining the size of the award to our executive officers, including (i) the recommendations of our CEO (except as to his own awards); (ii) the value of the grant in relation to other elements of total compensation; (iii) the number and type of equity grants currently held by the executive; (iv) the number and type of awards granted to the executive in prior years; and (v) the executive's position, scope of responsibility, ability to affect our profits, ability to create shareholder value, and historic and recent performance. The Compensation Committee believes that the equity ownership of our senior management currently is sufficient to align their long-term interests with those of our shareholders, and therefore did not recommend any stock-based awards to the Named Executive Officers in 2011.

Other Compensation

We provide our Named Executive Officers with certain other benefits that we believe are reasonable, competitive, and consistent with our overall executive compensation program. We believe that these benefits generally allow our executives to work more efficiently. The costs of these benefits generally constitute only a small percentage of each executive's total compensation, with the exception being the air travel allowance for our CEO as described below. In setting the amount of these benefits, the Compensation Committee considers each executive's position and scope of responsibilities and all other elements comprising the executive's compensation.

Employee Benefits

Our Named Executive Officers are eligible to participate in all of our employee benefit plans, such as our 401(k) Plan and medical, dental, and group life insurance plans, in each case on the same basis as our other employees.

Compensation Paid to Our Named Executive Officers

Compensation Paid to Our Chief Executive Officer

Mr. Kevin Knight has been our CEO since 1993 and has served as Chairman of the Board since 1999. Since Mr. Knight became our CEO, we have achieved considerable growth in revenue, earnings, and market value. In discussions with Mr. Knight, the Compensation Committee determined that the following items were most important to motivating continued performance from Mr. Knight, as the CEO: (i) a base salary that is commensurate with his level of responsibility and commitment to us, but not so high that it would undermine our cost-control culture; (ii) a significant amount of equity compensation to align Mr. Knight's compensation with increasing shareholder value; and (iii) a travel allowance that would permit use of private aircraft at Mr. Knight's discretion to manage our expansive geographic presence without unduly affecting his availability for business or his lifestyle. Mr. Knight does not participate in the determination of his own compensation. However, Mr. Knight voluntarily reduced his salary since 2008 due to the difficult economic environment in which we were operating and his commitment to our financial performance. In 2011, Mr. Knight continued to voluntarily reduce his salary from $590,000 to $440,000 annually. Mr. Knight also voluntarily reduced his air travel allowance by $100,000, as discussed below.

For 2011, the Compensation Committee also approved a maximum performance-based cash bonus opportunity under which Mr. Kevin Knight was eligible to receive a cash bonus of up to 60% of his base salary under the Cash Bonus Plan (the "Bonus Plan Compensation"). The percentage of salary assigned to Mr. Knight's potential bonus was based on the Compensation Committee's evaluation of (i) the magnitude of Mr. Knight's ability to impact corporate performance based on his responsibilities, (ii) the composition of Mr. Knight's total compensation package, including the fact that his salary remained constant since 2008 and the voluntary reduction of his salary continued in 2011, and (iii) our long-term profitability and earnings goals. Mr. Knight's potential bonus as a percentage of his salary was greater than the other Named Executive Officer's because the Compensation Committee believed that, based upon his responsibilities, Mr. Knight had a greater ability to affect corporate performance than the other Named Executive Officers.

In connection with the maximum performance-based cash bonus opportunity described above, the Compensation Committee set performance targets related to consolidated earnings growth and consolidated revenue growth (the "2011 Performance Targets"). One-half of the maximum bonus opportunity was tied to consolidated earnings growth targets and one-half was tied to achieving consolidated revenue growth targets. The 2011 Performance Target range for earnings targets was from 33% target bonus achievement at 5% earnings growth to 100% bonus target achievement at 15% earnings growth. The 2011 Performance Target range for consolidated revenue growth was from 33% target bonus achievement at 7.5% consolidated revenue growth to 100% bonus target achievement at 17.5% consolidated revenue growth. Given the economic environment at the date the targets were adopted, the Compensation Committee viewed the 2011 Performance Targets as reflecting a range of performance that was achievable but uncertain, with the upper end of the range reflecting a significant accomplishment. The 2011 Performance Targets were recommended by Mr. Knight and approved by the Compensation Committee. The 2011 Performance Targets did not reflect any opinion or projection of management concerning earnings expectations for the year.

The Compensation Committee met in February 2012 to discuss and review the 2011 Performance Targets for Mr. Kevin Knight. The Compensation Committee reviewed the foregoing policies, our financial and operating performance, and the 2011 Performance Targets with Mr. Knight and our Chief Financial Officer. The Compensation Committee determined that there was a 33.3% achievement of the 2011 Performance Targets. Accordingly, the Compensation Committee awarded Mr. Knight $87,912 as Bonus Plan Compensation.

During 2011, we also paid a pre-determined amount for the business-related air travel of Mr. Kevin Knight, in his role as our CEO. Mr. Knight used the allowance for all of his business-related air travel, whether commercial or charter. With approximately 30 locations across the United States and numerous acquisitions, investor, supplier, industry, and other destinations, Mr. Knight was, and continues to be, required to travel by air frequently to carry out his responsibilities. Some of this travel involved a personal component, although we believe the personal component is immaterial compared to the business-related travel. The Compensation Committee believes that the air travel allowance was reasonable because it enhances Mr. Knight's ability to carry out his responsibilities as CEO. The Compensation Committee also desired to avoid the complications of allocating business versus personal travel expenses on trips with more than one function. Thus, Mr. Knight's entire air travel allowance was included as compensation, with any excess being payable personally by him. Since January 2009, Mr. Knight has voluntarily reduced his annual air travel allowance by $100,000, from $250,000 to $150,000, in recognition of the difficult economic conditions. This voluntary reduction continued at the same level in 2011. During 2011, Mr. Knight also received a cash vehicle allowance of approximately $17,000. Both the air travel allowance and the vehicle allowance are included in the "All Other Compensation" column of the Summary Compensation Table.

In 2011, in addition to providing medical, dental, and group life insurance to Mr. Kevin Knight, we also contributed $850 which represents our maximum matching discretionary contribution per participant, to the 401(k) Plan of Mr. Knight. We report the 401(k) contribution in the "All Other Compensation" column in the Summary Compensation Table.

Compensation Paid to Our Other Named Executive Officers

For all Named Executive Officers, other than our CEO, the form and amount of compensation was recommended by the CEO. As discussed above, the Compensation Committee relied on the business experience of its members, the historical compensation levels of the Named Executive Officers, and its general understanding of compensation levels at public companies to determine that the CEO's recommendations with respect to the compensation levels and forms were appropriate for 2011. The form of compensation was substantially consistent with past years, with compensation consisting primarily of salary and cash bonus based on the achievement of certain financial and operating goals established through consultation with the Compensation Committee during the first quarter of the year. For each of the Named Executive Officers, the Compensation Committee considered, among other things, our financial and operating results during 2010 and 2011, the duties and responsibilities of each executive, and the length of time each executive has been with us as further described in each executive's biography found herein.

Effective August 1, 2008, Messrs. Keith Knight and Gary Knight voluntarily reduced their salaries by $100,000 annually from $350,000 to $250,000 and $227,500 to $127,500, respectively. Based on the improved operating environment during 2010, the Compensation Committee recommended in August 2010 that the voluntary salary reductions put in place in 2008 be adjusted so that their salaries were reduced by $50,000 annually. However, Messrs. Keith Knight and Gary Knight voluntarily continued their salary reduction at the rate of $75,000 annually. In 2011, the salaries of Messrs. Keith Knight and Gary Knight remained at $275,000 and $152,500, respectively. In February 2011, Mr. Jackson's base salary was increased to $200,000 from $190,000 annually in connection with his new responsibilities as our President.

For 2011, the Compensation Committee also approved a maximum performance-based cash bonus opportunity under the Cash Bonus Plan and under which each of Messrs. Jackson and Keith Knight was eligible to receive a cash bonus of up to 40% of his base salary and Mr. Gary Knight was eligible to receive a cash bonus of up to 30% of his base salary as Bonus Plan Compensation. The percentage of salary assigned to each Named Executive Officer was based on the CEO's recommendation and the Compensation Committee's evaluation of (i) the magnitude of each Named Executive Officer's ability to impact corporate performance based on the Named Executive Officer's responsibilities at the time, (ii) the composition of the respective Named Executive Officer's total compensation package, and (iii) our long-term profitability and earnings goals.

In connection with the performance-based cash bonus opportunities described above, the Compensation Committee set performance targets related to consolidated earnings growth and consolidated revenue growth. One-half of the maximum bonus opportunity was tied to earnings growth targets and one-half was tied to revenue growth targets. The 2011 Performance Target range for earnings targets was from 33% target bonus achievement at 5% earnings growth to 100% bonus target achievement at 15% earnings growth. The 2011 Performance Target range for consolidated revenue growth was from 33% target bonus achievement at 7.5% consolidated revenue growth to 100% bonus target achievement at 17.5% consolidated revenue growth. Given the economic environment at the date the targets were adopted, the Compensation Committee viewed the 2011 Performance Targets as reflecting a range of performance that was achievable but uncertain, with the upper end of the range reflecting a significant accomplishment. The 2011 Performance Targets were recommended by the CEO and approved by the Compensation Committee. The 2011 Performance Targets did not reflect any opinion or projection of management concerning earnings expectations for the year.

The Compensation Committee met in February 2012 to discuss and review the 2011 Performance Targets for the Named Executive Officers. The Compensation Committee reviewed the foregoing policies, our financial and operating performance, and the 2011 Performance Targets with the CEO. The Compensation Committee determined that there was a 33.3% achievement of the 2011 Performance Targets. Accordingly, the Compensation Committee awarded Messrs. Keith Knight, Gary Knight, and Jackson $36,630, $15,235, and $26,640, respectively, as Bonus Plan Compensation. In addition, upon the recommendation of the CEO, the Compensation Committee approved the award of a discretionary bonus to Mr. Jackson of $15,000 for the integral role Mr. Jackson played in the operating improvements of the Company that occurred late in 2011.

Except as described above with respect to the CEO, we did not pay for the personal air travel of any of our other executive officers, including our other Named Executive Officers. However, similar to our CEO, our other Named Executive Officers receive a vehicle allowance or are provided a company vehicle. In 2011, in addition to providing medical, dental, and group life insurance to our Named Executive Officers, we also contributed $850, which represents our maximum matching discretionary contribution per participant, to the 401(k) Plan of each Named Executive Officer. We report the vehicle allowance and the 401(k) contribution in the "All Other Compensation" column in the Summary Compensation Table.

Compensation Decisions with Respect to 2012

On April 5, 2012, the Compensation Committee determined that under the current economic conditions it was appropriate to discontinue the voluntary reductions to the annual salaries of Messrs. Kevin Knight, Keith Knight, and Gary Knight and to the annual air travel allowance of Mr. Kevin Knight. Accordingly, the Compensation approved the reinstatement of the following salaries and air travel allowance effective as of March 19, 2012:

Name	Salary	Travel Allowance
Kevin Knight	$590,000	$250,000
Keith Knight	$350,000	-
Gary Knight	$227,500	-

Mr. Randy Knight's annual salary will remain below $100,000 in 2012.

For 2012, the Compensation Committee also approved maximum performance-based cash bonus opportunities under which (i) Mr. Kevin Knight is eligible to receive a cash bonus of up to 60% of his base salary; (ii) each of Messrs. Keith Knight and Jackson is eligible to receive a cash bonus of up to 40% of his base salary; and (iii) Mr. Gary Knight is eligible to receive a cash bonus of up to 30% of his base salary. As in 2011, the percentage of salary assigned to each Named Executive Officer is based on the Compensation Committee's evaluation of (i) the magnitude of each Named Executive Officer's ability to affect corporate performance based on the Named Executive Officer's responsibilities at the time, (ii) the composition of the respective Named Executive Officer's total compensation package, and (iii) our long-term profitability and earnings goals. For 2012, each Named Executive Officer's performance-based cash bonus will be paid under the Cash Bonus Plan. The Compensation Committee also may award additional cash bonuses under the Discretionary Cash Bonus Program for achievements in leadership, innovation, initiative, and other indicia outside of the Cash Bonus Plan.

In connection with the maximum performance-based cash bonus opportunities described above, the Compensation Committee set performance targets related to the change in earnings compared with earnings in 2011 and annual consolidated revenue growth (the "2012 Performance Targets"). One-half of the maximum bonus opportunity is tied to consolidated earnings growth and one-half is tied to consolidated revenue growth. The 2012 Performance Target range for earnings targets is from 33% target bonus achievement at 5.0% earnings growth to 100% bonus target achievement at 15.0% earnings growth. The 2012 Performance Target range for consolidated revenue growth is from 33% target bonus achievement at 5.0% revenue growth to 100% bonus target achievement at 15.0% revenue growth. Given the economic and freight environment at the date the targets were adopted, the Compensation Committee viewed the 2012 Performance Targets as reflecting a range of performance that is achievable but uncertain, with the upper end of the range reflecting a significant accomplishment. The 2012 Performance Targets were recommended by the CEO and approved by the Compensation Committee. The 2012 Performance Targets do not reflect any opinion or projection of management concerning earnings expectations for the year.

On January 23, 2012, the Compensation Committee approved the accelerated vesting of certain equity awards held by our Named Executive Officers (as well as other employees), as set forth in the following table, effective as of January 31, 2012:

Name	Type of Award	Grant Date	Number of Options or RSUs Accelerated
Kevin P. Knight	Options	05/22/2008	15,000
	RSUs	10/30/2009	1,500
David A. Jackson	Options	02/29/2008	7,444
	Options	05/22/2008	4,000
	RSUs	10/30/2009	1,350
Keith T. Knight	Options	05/22/2008	8,000
	RSUs	10/30/2009	1,350
Gary Knight	Options	05/22/2008	3,000
	RSUs	10/30/2009	900

Accelerating the vesting of these stock options required a charge to earnings in the first quarter of 2012. We do not expect to record any additional compensation expense related to these options in the future.

Role of Shareholder "Say-on-Pay" Vote

At the Company's annual meeting of shareholders held on May 19, 2011, our shareholders had the opportunity to cast an advisory vote on the compensation of our executive officers (a "say-on-pay" proposal) as disclosed in our proxy statement for that meeting. Shareholders approved the "say-on-pay" proposal by the affirmative vote of 99.0% of the shares cast on that proposal. The Compensation Committee believes this affirms shareholders' support of the Company's approach to executive compensation, and did not change its approach during 2011. The Compensation Committee will continue to consider the outcome of the Company's "say-on-pay" proposals when making future compensation decisions for our Named Executive Officers.

At last year's annual meeting, our shareholders also had the opportunity to cast an advisory vote (a "say-on-frequency" proposal) on how often the Company should include a "say-on-pay" proposal in its proxy statements for future annual meetings. Shareholders had the choice of voting to have the "say-on-pay" vote every year, every two years, or every three years. A plurality of the votes cast on the "say-on-frequency" proposal were cast in favor of holding an annual "say-on-pay" vote. In accordance with this vote, at the current time our Board of Directors has determined it will hold the "say-on-pay" vote every year.

Employment Agreements

We currently do not have any employment contracts, severance agreements, change-of-control agreements, or other arrangements with our executive officers, including our Named Executive Officers, that provide for payment or benefits to any executive officer at, following, or in connection with a change in control, a change in an executive officer's responsibilities, or an executive officer's termination of employment, including resignation, severance, retirement, or constructive termination.

Summary Compensation Table

The following table sets forth information concerning the total compensation for fiscal year 2011 awarded to, earned by, or paid to our Named Executive Officers who were, at December 31, 2011, (i) our Chief Executive Officer, (ii) our Chief Financial Officer, and (iii) our two other most highly compensated executive officers with total compensation exceeding $100,000 for the fiscal year ended December 31, 2011.

Name and Principal Position	Year	Salary[1] ($)	Bonus ($)	Aggregate Grant Date Fair Value of Restricted Stock Unit Awards[2] ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation[3] ($)	Total ($)
Kevin P. Knight, Chairman and CEO	2011	440,000	-	-	87,912	171,100	699,012
	2010	403,462	-	-	176,000	168,010	747,472
	2009	374,231	-	802,000	-	178,939	1,355,170
David A. Jackson, President and CFO	2011	198,846	$15,000	-	26,640	3,631	244,117
	2010	182,692	9,500	-	38,000	850	231,042
	2009	184,846	-	721,800	-	850	907,496
Keith T. Knight, COO	2011	275,000	-	-	36,630	18,031	329,661
	2010	256,731	18,288	-	73,425	15,250	363,694
	2009	259,615	-	721,800	-	15,804	997,219
Gary Knight, Vice Chairman	2011	152,953	-	-	15,235	14,035	182,223
	2010	134,231	7,625	-	30,500	12,637	184,993
	2009	132,404	-	481,200	-	13,087	626,691

(1) Voluntary salary reductions began in 2008. As of fiscal year end 2009, the annual rates of the salaries of Messrs. Kevin Knight, Keith Knight, and Gary Knight were $390,000, $250,000, and $127,500, respectively. As of fiscal year end 2010 and 2011, the annual rates of the salaries of Messrs. Kevin Knight, Keith Knight, and Gary Knight were $440,000, $275,000, and $152,500, respectively.

(2) This column represents the aggregate grant date fair value of restricted stock units ("RSUs") computed in accordance with FASB ASC Topic 718, which was $16.04 per share based on the market closing price of our stock on grant date of October 30, 2009. These amounts reflect our accounting expense to be recognized over the vesting period of the restricted stock units awarded, and do not correspond to the actual value that will be recognized by the Named Executive Officers. No RSUs were granted to our Named Executive Officers in 2011 or 2010.

(3) *See* All Other Compensation Table for additional information.

All Other Compensation Table

The following table describes each component of the "All Other Compensation" column in the Summary Compensation Table for 2011.

Name	Year	Perquisites and Other Personal Benefits[(1)] ($)	Cash Dividends for Restricted Stock Units Vested in 2011($)	Contributions to Retirement and 401(k) Plans ($)	Total ($)
Kevin P. Knight	2011	167,160	3,090	850	171,100
David A. Jackson	2011	-	2,781	850	3,631
Keith T. Knight	2011	14,400	2,781	850	18,031
Gary Knight	2011	11,331	1,854	850	14,035

(1) This column represents the total amount of perquisites and other personal benefits provided to the Named Executive Officer, if the aggregate of such benefits were equal to or exceeded $10,000. For Mr. Kevin Knight, $150,000 of this amount represents cash air travel allowance and $17,160 represents cash vehicle allowance. For each of the other Named Executive Officers, this amount includes compensation for cash vehicle allowance.

Narrative to Summary Compensation Table

See "Executive Compensation – Compensation Discussion and Analysis" for a complete description of our compensation plans pursuant to which the amounts listed under the Summary Compensation Table were paid or awarded and the criteria for such award or payment.

Grants of Plan-Based Awards

The following table sets forth information regarding the incentive awards granted to our Named Executive Officers during 2011 under our Cash Bonus Plan.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards[(1)]		
Name	Grant Date	Threshold[(2)] ($)	Target[(3)] ($)	Maximum ($)
Kevin P. Knight	3/30/2011	44,000	132,000	246,000
David A. Jackson	3/30/2011	13,333	40,000	80,000
Keith T. Knight	3/30/2011	18,333	55,000	110,000
Gary Knight	3/30/2011	7,625	22,875	45,750

(1) These columns represent the potential value of 2011 Bonus Plan Compensation for each Named Executive Officer under our Cash Bonus Plan, for which target amounts were approved by the Compensation Committee in March 2011. *See* the Compensation Discussion and Analysis for additional detail with respect to the 2011 Performance Targets related to Bonus Plan Compensation for each Named Executive Officer. The bonus threshold, target, and maximum set forth above are based upon the Named Executive Officer's 2011 base salary. Some of the 2011 Performance Targets to qualify for a payout under the Cash Bonus Plan were met and, accordingly, awards were paid under this plan, as shown in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table for fiscal year 2011.
(2) The bonus threshold set forth in this column is the minimum amount payable with respect to an award in the event that certain performance targets are met.
(3) The bonus target set forth in this column is based upon fifty percent (50%) of the bonus maximum.

Narrative to Grants of Plan-Based Awards

See "Executive Compensation – Compensation Discussion and Analysis" for a complete description of the performance targets for payment of incentive awards.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information concerning all outstanding equity grants held by our Named Executive Officers as of December 31, 2011. All outstanding equity awards are in shares of our Common Stock.

	Option Awards					Stock Awards		
Name	Option Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable[1]	Option Exercise Price ($)	Option Expiration Date	Stock Award Grant Date	Number of Shares or Units of Stock That Have Not Vested[2] (#)	Market Value of Shares or Units of Stock That Have Not Vested[3] ($)
Kevin P. Knight	08/06/2004	67,500	-	$12.57	08/05/2014			
	08/19/2005	750,000	-	$15.68	08/18/2015			
	05/24/2006	75,000	-	$18.44	05/23/2016			
	05/24/2007	45,000	-	$18.23	05/23/2017			
	05/22/2008	60,000	15,000	$17.29	05/21/2018			
						10/30/2009	47,000	$735,080
David A. Jackson	08/07/2003	788	-	$11.44	08/06/2013			
	05/24/2006	15,000	-	$18.44	05/23/2016			
	05/24/2007	12,500	-	$18.23	05/23/2017			
	02/29/2008	1,860	7,444	$14.79	02/27/2018			
	05/22/2008	16,000	4,000	$17.29	05/21/2018			
						10/30/2009	42,300	$661,572
Keith T. Knight	08/06/2004	22,500	-	$12.57	08/05/2014			
	08/19/2005	30,000	-	$15.68	08/18/2015			
	05/24/2006	30,000	-	$18.44	05/23/2016			
	05/24/2007	20,000	-	$18.23	05/23/2017			
	05/22/2008	32,000	8,000	$17.29	05/21/2018			
						10/30/2009	42,300	$661,572
Gary Knight	08/06/2004	22,500	-	$12.57	08/05/2014			
	08/19/2005	22,500	-	$15.68	08/18/2015			
	05/24/2006	15,000	-	$18.44	05/23/2016			
	05/24/2007	12,500	-	$18.23	05/23/2017			
	05/22/2008	12,000	3,000	$17.29	05/21/2018			
						10/30/2009	28,200	$441,048

(1) *See* Option Vesting Schedule below for the vesting date of unexercisable options held at fiscal year end by the Named Executive Officers. On January 23, 2012, the Compensation Committee approved the accelerated vesting of the unexercisable (unvested) stock options set forth in this column, effective January 31, 2012.

(2) Equity awards listed in this column represent restricted stock units awarded to our Named Executive Officers on Oct. 30, 2009. These restricted stock units will vest gradually over the following 13-year period: 6% vested on January 31, 2011, 8% will vest on January 31 of 2012, 5% will vest on January 2013 to 2015, 6% will vest on January 31, 2016, 7% will vest on January 31, 2017, 8% will vest on January 31, 2018, 9% will vest on January 31, 2019, 10% will vest on January 31, 2020, 11% will vest on January 31, 2021, 12% will vest on January 31, 2022, and 8% will vest on January 31, 2023.

(3) Market value of stock awards was based on the market closing price of our stock on December 30, 2011, which was $15.64 per share.

Vesting Schedule Table

The following table describes the vesting schedule as of December 31, 2011, for each unexercisable option listed in the Outstanding Equity Awards at Fiscal Year-End Table.

Name	Option Grant Date	Option Awards Vesting Schedule[1]
Kevin P. Knight	05/22/2008	20% vested December 31, 2008, and 5% vests at the end of each fiscal quarter after 2008.
David A. Jackson	02/29/2008	20% vests each year beginning February 28, 2011.
	05/22/2008	20% vested December 31, 2008, and 5% vests at the end of each fiscal quarter after 2008.
Keith T. Knight	05/22/2008	20% vested December 31, 2008, and 5% vests at the end of each fiscal quarter after 2008.
Gary Knight	05/22/2008	20% vested December 31, 2008, and 5% vests at the end of each fiscal quarter after 2008.

(1) On January 23, 2012, the Compensation Committee approved the accelerated vesting of the unexercisable (unvested) stock options set forth in this table, effective January 31, 2012.

Option Exercises and Stock Vested

The following table sets forth certain information concerning the values realized upon vesting of restricted stock units (RSU) during fiscal year 2011.

	Stock Awards	
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting[1] ($)
Kevin P. Knight	3,000	$57,180
David A. Jackson	2,700	$51,462
Keith T. Knight	2,700	$51,462
Gary Knight	1,800	$34,308

(1) Determined by multiplying the number of shares acquired upon vesting by the closing price on the date of vesting.

Our Named Executive Officers did not exercise any stock options during 2011.

Director Compensation

The following table sets forth information concerning the compensation of our non-employee directors for 2011.

Name	Fees Earned or Paid in Cash[(1)] ($)	Stock Awards[(2)] ($)	Total ($)
Donald A. Bliss	25,000	22,499	47,499
Michael Garnreiter	27,500	22,499	49,999
Richard J. Lehmann	22,500	22,499	44,999
G.D. Madden	22,500	22,499	44,999
Kathryn L. Munro	25,500	22,499	47,999

(1) This column represents the amount of cash compensation paid in 2011 for Board and committee service.

(2) This column represents the expense recognized for financial statement reporting purposes with respect to the 2011 fiscal year for the fair value of stock awards granted to each non-employee director in 2011, in accordance with FASB ASC Topic 718 (formerly SFAS 123R). On May 19, 2011, each non-employee director received 1,299 shares of our Common Stock, determined by dividing the current year's director compensation subject to payment in Common Stock, by the closing market price of our Common Stock on the date of grant, or $17.32 per share.

Narrative to Director Compensation

The Board of Directors, upon the recommendation of our Compensation Committee, establishes the form and amount of compensation paid to our directors who are not 10% shareholders or our officers or employees ("Outside Directors"). In 2011, our Outside Directors received annual compensation of $45,000 payable 50% in cash and 50% in Common Stock. The number of shares issued on May 19, 2011, was determined by dividing the amount of the compensation subject to payment in Common Stock by the closing market price of our Common Stock on the date of the grant. The Common Stock was issued as stock grants under the Independent Director provision of our 2003 Equity Compensation Plan, which reserved 200,000 shares of our Common Stock for compensatory stock grants to Outside Directors.

No fees were paid for attendance at meetings during 2011; however, in addition to the $45,000 payable to the Outside Directors, the Chair of the Audit Committee received an annual fee of $5,000, the Chair of the Compensation Committee received an annual fee of $3,000, and the Chair of the Nominating and Corporate Governance Committee received an annual fee of $2,500.

Directors who are our officers or employees or 10% shareholders do not receive compensation for Board or committee service. During 2011, we did, however, reimburse all directors for travel and other related expenses.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of February 29, 2012, the number and percentage of outstanding shares of our Common Stock beneficially owned by each person known by us to beneficially own more than 5% of such stock, by each Named Executive Officer and our directors, and by all of our directors and executive officers as a group. Share information for BlackRock, Inc. is based solely upon the Schedule 13G/A filed with the SEC on February 13, 2012. Share information for Wasatch Advisors, Inc. is based solely upon the Schedule 13G/A filed with the SEC on February 14, 2012. We had outstanding 79,600,995 shares of Common Stock as of February 29, 2012.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership(2)	Percent of Class(2)
Kevin P. Knight(3)	5,620,915	7.0%
Gary J. Knight(4)	5,486,712	6.9%
Keith T. Knight(5)	5,300,002	6.6%
Randy Knight(6)	5,261,090	6.6%
Donald A. Bliss(7)	20,718	*
G.D. Madden(8)	49,128	*
Michael Garnreiter(9)	10,549	*
Kathryn L. Munro(10)	14,300	*
Richard J. Lehmann(11)	10,426	*
David A. Jackson(12)	61,846	*
BlackRock, Inc.(13)	4,304,578	5.4%
Wasatch Advisors, Inc.(14)	9,535,974	12.0%
All directors and executive officers as a group ten (10) persons	21,835,686	27.3%

* Represents less than 1.0% of the outstanding Common Stock.

(1) The address of each Named Executive Officer and director is 5601 West Buckeye Road, Phoenix, AZ 85043. The address for BlackRock, Inc. is 40 East 52nd Street, New York, NY 10022. The address for Wasatch Advisors, Inc. is 150 Social Hall Avenue, Suite 400, Salt Lake City, Utah 84111.

(2) In accordance with applicable rules under the Exchange Act, the number of shares indicated as beneficially owned by a person includes shares of Common Stock and underlying options that are currently exercisable or will be exercisable within 60 days from February 29, 2012. Shares of Common Stock underlying stock options that are currently exercisable or will be exercisable within 60 days from February 29, 2012, are deemed to be outstanding for purposes of computing the percentage ownership of the person holding such options and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.

(3) Includes: (a) 4,596,403 shares beneficially owned by Kevin P. Knight over which he and his wife, Sydney B. Knight, exercise sole voting and investment power pursuant to a revocable living trust; (b) 12,012 shares held by the Kevin P. Knight and Sydney B. Knight Family Foundation over which Kevin P. Knight and his wife, Sydney B. Knight, as officers of the foundation, exercise sole voting and investment power on behalf of the foundation; and (c) 1,012,500 shares covered by stock options granted to Kevin P. Knight that are currently exercisable or that will become exercisable within 60 days. Kevin P. Knight has pledged as security 2,200,000 of the shares that he beneficially owns.

(4) Includes: (a) 5,399,212 shares beneficially owned by Gary J. Knight over which he exercises sole voting and investment power as a trustee under a revocable trust agreement; and (b) 87,500 shares covered by a stock option granted to Gary J. Knight that is currently exercisable or that will become exercisable within 60 days. Gary J. Knight has pledged as security 2,712,000 of the shares that he beneficially owns.

(5) Includes: (a) 4,861,385 shares beneficially owned by Keith T. Knight over which he and his wife, Fawna Knight, exercise sole voting and investment power as trustees under a revocable trust agreement; (b) 1,119 shares beneficially owned by Keith T. Knight; (c) 1,119 shares beneficially owned by Fawna Knight; (d) 2,277 shares owned by minor children who share the same household; (e) 97,088 shares over which Keith T. Knight exercises sole voting and investment power as a trustee under an Irrevocable Gift Trust for the benefit of Keisha Knight Dejong; (f) 97,088 shares over which Keith T. Knight exercises sole voting and investment power as a trustee under an Irrevocable Gift Trust for the benefit of Kendal Knight; (g) 97,088 shares over which Keith T. Knight exercises sole voting and investment power as a trustee under an Irrevocable Gift Trust for the benefit of Ren V. Knight; (h) 338 shares over which Keith T. Knight exercises sole voting and investment power as Custodian for Mason Knight Dejong UTMA of CA; and (i) 142,500 shares covered by a stock option granted to Keith T. Knight that is currently exercisable or that will become exercisable within 60 days. Keith T. Knight has pledged as security 4,820,144 of the shares that he beneficially owns.

(6) Includes: (a) 3,596,267 shares beneficially owned by Randy Knight over which he exercises sole voting and investment power as a trustee under a revocable trust agreement; (b) 1,662,323 shares held by a limited liability company for which Mr. Knight acts as manager and whose members include Mr. Knight and trusts for the benefit of his four children; and (c) 2,500 covered by stock options granted to Mr. Randy Knight that are currently exercisable or that will become exercisable within 60 days. Randy Knight has pledged as security 5,258,590 of the shares that he beneficially owns.

(7) Includes: (a) 18,218 shares beneficially owned by Donald A. Bliss over which he exercises sole voting and investment powers under a revocable trust agreement; and (b) 2,500 shares covered by stock options granted to Mr. Bliss that are currently exercisable or that will become exercisable within 60 days.

(8) Includes: (a) 45,103 shares held directly by G.D. Madden; (b) 400 shares not held directly by G.D. Madden, but for which he exercises voting control (these shares were purchased and reported by G.D. Madden in 2008 for four grandchildren (100 shares each), none of whom live with G.D. Madden); and (c) 3,625 shares covered by stock options granted to Mr. Madden that are currently exercisable or that will become exercisable within 60 days.

(9) Includes: (a) 1,299 shares held directly by Michel Garnreiter; and (b) 9,250 shares covered by stock options granted to Mr. Garnreiter that are currently exercisable or that will become exercisable within 60 days.

(10) Includes: (a) 8,050 shares held directly by Kathryn L. Munro; and (b) 6,250 shares covered by stock options granted to Ms. Munro that are currently exercisable or that will become exercisable within 60 days.

(11) Includes: (a) 6,926 shares held directly by Richard J. Lehmann; and (b) 3,500 shares covered by stock options granted to Mr. Lehmann that are currently exercisable or that will become exercisable within 60 days.

(12) Includes: (a) 4,254 shares held directly by David A. Jackson; and (b) 57,592 shares covered by stock options granted to Mr. Jackson that are currently exercisable or that will become exercisable within 60 days.

(13) BlackRock, Inc. has sole voting power over 4,304,578 shares and sole dispositive power over 4,304,578 shares. It has shared voting power and shared dispositive power over no shares.

(14) Wasatch Advisors, Inc. has sole voting power over 9,535,974 shares and sole dispositive power over 9,535,974 shares. It has shared voting power and shares dispositive power over no shares.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Our Audit Committee has established policies and procedures relating to the review and approval or ratification of any transaction, or any proposed transaction, in which we were or are to be a participant and the amount involved exceeds $120,000, and in which any "related person" (as that term is defined in Instruction 1 to Item 404(a) of Regulation S-K) had or will have a direct or indirect material interest, referred to as an "interested transaction." Upon review of the material facts of all interested transactions, the Audit Committee will either approve, ratify, or disapprove the interested transactions, subject to certain exceptions, by taking into account, among other factors it deems appropriate, whether the terms are arm's-length and the extent of the related person's interest in the transaction. No director may participate in any discussion or approval of an interested transaction for which he or she, or his or her relative, is a related party. If an interested transaction will be ongoing, the Audit Committee may establish guidelines for our management to follow in its ongoing dealings with the related party and then at least annually must review and assess ongoing relationships with the related party. During 2011, the following interested transactions were subject to such review and approval or ratification.

We provided general business loans to US West Agriculture Exporters, LLC, a transportation company that transacts business with our drayage operations, and in which Larry Knight is a 33% owner. Larry Knight is an employee of the Company and the brother of Kevin Knight, our Chief Executive Officer, and Keith Knight, our Chief Operating Officer. The loan balance from US West Agriculture Exporters, LLC at December 31, 2011 was $2,868,205. The largest aggregate amount outstanding during 2011 was $3,087,581. The amount of principal paid during 2011 was $170,244 and the amount of interest paid during 2011 was $49,132. We also performed transportation services for US West Agriculture Exporters, LLC in the ordinary course of business and subject to usual trade terms. The dollar value of payments received in 2011 for such services was $2,300. All trade receivables have been paid in full by US West Agriculture Exporters, LLC. As of December 31, 2010, US West Agriculture Exporters, LLC discontinued operations. The loan to US West Agriculture Exporters, LLC is secured by guaranties of the members of US West Agriculture Exporters, LLC. We are currently working with US West Agriculture Exporters, LLC regarding the repayment of the outstanding balance of the loan and have received a court judgment protecting the Company's rights in the assets of US West Agriculture Exporters, LLC. Based on its knowledge of the facts, management believes it will recover the entire outstanding principal balance of the loan and accrued interest.

The Knight family has been involved in the transportation business for a number of years, and family members of Kevin Knight, Gary Knight, Keith Knight, and Randy Knight have been employed by us since our inception. The Knight family members are employed on the same terms and conditions as non-related employees. During 2011, we employed three individuals who were compensated in excess of $120,000 and are considered related persons under Item 404(a) of Regulation S-K. The three individuals were Larry Knight (brother of Kevin Knight and Keith Knight), Cory Webster (brother-in-law of Gary and Randy Knight), and Brett Suma (son-in-law of Randy Knight) and the aggregate total compensation paid to these individuals in 2011 was $663,066. Compensation amount includes stock compensation expense of $74,800 for restricted stock units granted in 2011. The stock compensation expense is computed in accordance with FASB ASC Topic 718, which is based on the market closing price of our stock on the date of grant. This expense will be recognized over the vesting period of the restricted stock units, and do not correspond to the actual value that will be recognized by the employee. Based on the fact that these individuals are employed on the same terms and conditions as non-related employees, the Audit Committee ratified these transactions. We also employed nine other related persons during 2011, none of whom received compensation in excess of $120,000.

See "Corporate Governance – The Board of Directors and Its Committees – Committees of the Board of Directors – The Compensation Committee – Compensation Committee Interlocks and Insider Participation" for a description of transactions between us and members of our Compensation Committee or their affiliates.

PROPOSAL NO. 2 – APPROVAL OF THE KNIGHT TRANSPORTATION, INC. 2012 EQUITY COMPENSATION PLAN

At the Annual Meeting, our shareholders are being asked to approve the Knight Transportation, Inc. 2012 Equity Compensation Plan (the "2012 Equity Compensation Plan") to replace the 2003 Equity Compensation Plan. Upon the recommendation of the Compensation Committee, the Board of Directors has approved the 2012 Equity Compensation Plan and has directed that it be submitted for shareholder approval at the Annual Meeting. A summary of the 2012 Equity Compensation Plan appears below. The summary is qualified in its entirety by reference to the text of the 2012 Equity Compensation Plan, a copy of which is included as Appendix A to this Proxy Statement. You are urged to read the actual text of the 2012 Equity Compensation Plan in its entirety.

Introduction

We have maintained a stock option plan since 1994. In 2003, we adopted the 2003 Equity Compensation Plan. The 2003 Equity Compensation Plan will expire pursuant to its terms in February 2013. In order to avoid not having an equity incentive plan in place when the 2003 Equity Compensation Plan expires, the 2012 Equity Compensation Plan is being submitted for shareholder approval at the 2012 Annual Meeting. All awards granted under the 2003 Equity Compensation Plan prior to its termination shall continue in force and effect, subject to the terms of the 2003 Equity Compensation Plan and the stock grant agreement pursuant to which the award was made. The 2012 Equity Compensation Plan is similar to the 2003 Equity Compensation Plan and will become effective contemporaneously with the termination of the 2003 Equity Compensation Plan.

The purposes of the 2012 Equity Compensation Plan are to: (a) provide our employees, directors, independent contractors, consultants, and advisors with an opportunity to acquire Common Stock as an incentive to continue their employment or association with us and to work toward our long-term growth, development, and financial success; and (b) attract, motivate, and retain the services of such persons and reward them by the issuance of equity grants so that these individuals will contribute to and participate in our long-term performance. In furtherance of these purposes, the 2012 Equity Compensation Plan authorizes the grant of stock options, restricted stock, restricted stock units, or stock appreciation rights, subject to applicable law, to those individuals that are eligible to participate in the plan.

Reasons for Seeking Shareholder Approval of the 2012 Equity Compensation Plan

The Board of Directors believes that our success in executing our strategy is largely due to our talented and hard-working employees and that our future success will depend on our ability to continue to attract and retain high caliber employees. The Board believes that equity-based awards have historically served as a highly effective recruiting and retention tool by allowing our employees to share in the ownership of our company and have historically contributed to our revenue and earnings growth by aligning the long-term interests of our management and employees with those of our shareholders.

As of December 31, 2011, there were 3,823,585 shares of stock options and 1,325,817 shares of restricted stock units outstanding. Of the total outstanding options and restricted stock units at December 31, 2011, 28.9% are held by the executive officers and directors and 71.1% are held by other employees. As of December 31, 2011, there were 2,917,405 shares of Common Stock available for future grants under the 2003 Equity Compensation Plan. Upon termination of the 2003 Equity Compensation Plan in the event that our shareholders approve the 2012 Equity Compensation Plan, the shares reserved but not issued under the 2003 Equity Compensation Plan will not be used for future equity compensation grants.

Description of the 2012 Equity Compensation Plan

The principal provisions of the 2012 Equity Compensation Plan are summarized below. This summary is not a complete description of the 2012 Equity Compensation Plan and is qualified by the full text of that plan.

General. The 2012 Equity Compensation Plan is a broad-based equity compensation plan that is designed to attract and retain directors, officers, employees, independent contractors, consultants, and advisors to provide them with long-term incentives to help us achieve profitable growth, and to align their interests with the interests of our shareholders. The 2012 Equity Compensation Plan is effective, subject to the approval of our shareholders, as of May 18, 2012. The 2012 Equity Compensation Plan, if not terminated earlier, will expire on May 16, 2022.

Administration. The 2012 Equity Compensation Plan is administered by the Compensation Committee.

Eligibility and Awards. The following natural persons are eligible to participate in the 2012 Equity Compensation Plan: (i) our full-time and part-time employees (as of March 31, 2012, we had approximately 4,700 employees of which approximately 3,700 are drivers, and approximately 1,000 are office employees); (ii) independent contractors, consultants, or advisors who perform bona fide services for us and such services are not in connection with any offer or sale of securities in a capital raising transaction and who do not directly or indirectly promote or maintain a market for our stock (we expect there will be less than 100 independent contractors, consultants, or advisors, in the aggregate, who will be eligible to participate); and (iii) our directors (all of the directors are eligible to participate). At December 31, 2011, there were approximately 600 participants who had outstanding awards.

Equity awards may be made either as incentive stock options, as defined in Section 422 of the Code ("ISOs"), as nonqualified stock options ("NSOs"), restricted stock, restricted stock units, or stock appreciation rights. The 2012 Equity Compensation Plan provides that an equity grant made under the plan may not have an exercise price that is less than 100% of the fair market value of the underlying Common Stock on the date of grant. However, in the case of ISOs granted to a person who holds more than 10% of the voting power of our outstanding capital stock, the 2012 Equity Compensation Plan provides that the exercise price may not be less than 110% of the fair market value of the underlying Common Stock and that the ISO may not be exercisable for a term of more than 5 years from the date of grant.

The 2012 Equity Compensation Plan provides that ISOs may not be granted more than ten (10) years after the date of the adoption of the 2012 Equity Compensation Plan and may not be exercised after the expiration of ten (10) years from the date such ISO is granted. NSOs may be granted for any reasonable term.

The Compensation Committee, in its discretion, selects the persons to whom awards will be granted, the time or times at which such awards will be granted, and the number of shares subject to each such award. For this reason, it is not possible to determine the benefits or amounts that will be received by any particular officer or employee, or group of officers or employees, in the future. The 2012 Equity Compensation Plan provides, however, that the aggregate number of shares with respect to which options may be granted to any one plan participant during a calendar year shall not exceed 650,000 shares, subject to adjustment for stock dividends, stock splits, reverse stock splits, and similar transactions.

Since February 2007, our Outside Directors have received annual compensation of $45,000, one-half of which has been paid in cash and one-half of which has been issued in Common Stock grants made under the 2003 Equity Compensation Plan. The number of shares of Common Stock issued to a director is determined by dividing the amount of the director's compensation subject to payment in Common Stock by the closing market price of our Common Stock on the date of the grant. Subject to our shareholders' approval of the 2012 Equity Compensation Plan, Common Stock will be issued to our Outside Directors under our 2012 Equity Compensation Plan, which reserves 200,000 shares of our Common Stock for compensatory stock grants to Outside Directors, subject to certain adjustments.

The 2012 Equity Compensation Plan provides additional terms and administrative procedures applicable to restricted stock grants. A restricted stock grant may be subject to the vesting schedule and the other terms, conditions, and restrictions established by the Compensation Committee and provided in the participant's stock grant agreement.

Common Stock issued to participants under the 2012 Equity Compensation Plan will be issued in electronic form and recorded on the books of our company. Common Stock may not be issued in certificated form while any restrictions are applicable to such Common Stock.

Under the 2012 Equity Compensation Plan, the Compensation Committee may award stock grants to a participant in the form of stock appreciation rights ("SARs"). SARs are exercisable at such times as the Compensation Committee specifies in the participant's stock grant agreement. Each SAR entitles the participant, upon exercise, to an amount equal to the appreciation of a stated number of shares of Common Stock over the fair market value on the date the SAR was granted to the fair market value of the shares of Common Stock on the date of exercise. A SAR must be granted at the fair market value of a share of the Common Stock with which it is associated. SARs may be settled in cash or in stock, or in both, as the Compensation Committee may provide.

All grants made under the 2012 Equity Compensation Plan will be evidenced by a written agreement between us and the participant. The Compensation Committee, subject to the limitations set forth in the 2012 Equity Compensation Plan, designates the terms and conditions of any award including, without limitation, the exercise price, vesting schedule, exercise rights, and termination or forfeiture provisions. The 2012 Equity Compensation Plan provides that stock grants are non-transferable except pursuant to the laws of descent and distribution and generally terminate upon termination of employment for reasons other than death, disability, or early or normal retirement.

A participant does not have any rights as a shareholder with respect to shares of Common Stock subject to grants made under the 2012 Equity Compensation Plan until shares are issued to the participant.

Shares Available for Issuance. There are 4,000,000 shares of Common Stock reserved and available for issuance pursuant to the 2012 Equity Compensation Plan, of which 200,000 shares are reserved for issuance to Outside Directors pursuant to the provisions described above. If a stock grant expires, is terminated, or canceled without having been exercised in full or is forfeited, the unexercised or forfeited shares will become available for future grant under the 2012 Equity Compensation Plan.

The total number of shares reserved and available for issuance under the 2012 Equity Compensation Plan is automatically adjusted, without further action by the Board of Directors or shareholders, to reflect stock dividends, stock splits, reverse stock splits, subdivisions, reorganizations, reclassifications, or any similar recapitalizations that affect or modify the number of shares of outstanding Common Stock.

Mergers or Consolidations. If (i) our company dissolves or undergoes any reorganization, including, without limitation, a merger or consolidation with any other organization, (ii) our company is not the surviving entity in such reorganization, and (iii) the surviving entity does not agree to assume the stock grants granted under the 2012 Equity Compensation Plan or to issue substitute stock grants therefor, the stock grants granted under the 2012 Equity Compensation Plan may be terminated, so long as each participant holding unexercised stock grants is notified of such termination and provided a reasonable period of not less than 15 days to exercise such awards to the extent such awards are then exercisable. In the event of a merger or consolidation, the Compensation Committee may, in its sole discretion, authorize the exercise of outstanding stock grants or accelerate the vesting of such stock grants, or both. Any stock grant not exercised in accordance with such prescribed terms and conditions shall terminate as of the date specified by the Compensation Committee, and simultaneously, the 2012 Equity Compensation Plan itself shall be terminated without further action by us or our Board of Directors.

Amendment and Termination. The Board of Directors may terminate, suspend, discontinue, modify, or amend the 2012 Equity Compensation Plan in any respect, except that, without the approval of our shareholders, no amendment or modification may change the number of shares of Common Stock reserved and available for issuance (other than the automatic adjustments described above), change the designation of the class of employees eligible to receive options, decrease the price at which options may be granted, or remove the administration of the 2012 Equity Compensation Plan from the Compensation Committee.

Stock Price. On February 29, 2012, the closing price of our Common Stock was 17.13 per share.

Federal Income Tax Consequences.

ISOs. An optionee is not treated as receiving taxable income upon either the grant of an ISO or upon the exercise of an ISO. However, the difference between the exercise price and the fair market value on the date of exercise is an item of tax preference at the time of exercise in determining liability for the alternative minimum tax, assuming that the Common Stock is either transferable or is not subject to a substantial risk of forfeiture under Section 83 of the Code. If at the time of exercise, the Common Stock is both nontransferable and is subject to a substantial risk of forfeiture, the difference between the exercise price and the fair market value of the Common Stock (determined at the time the Common Stock becomes either transferable or not subject to a substantial risk of forfeiture) will be a tax preference item in the year in which the Common Stock becomes either transferable or not subject to a substantial risk of forfeiture.

If Common Stock acquired by the exercise of an ISO is not sold or otherwise disposed of within two years from the date of its grant and is held for at least one year after the date such Common Stock is transferred to the optionee upon exercise, any gain or loss resulting from its disposition is treated as long-term capital gain or loss. If such Common Stock is disposed of before the expiration of the above-mentioned holding periods, a "disqualifying disposition" occurs. Upon a disqualifying disposition, the optionee realizes ordinary income in the year of the disposition in an amount equal to the difference between the fair market value of the Common Stock on the date of exercise and the exercise price, or the selling price of the Common Stock and the exercise price, whichever is less. The balance of the optionee's gain on a disqualifying disposition, if any, is taxed as capital gain.

We are not entitled to any tax deduction as a result of the grant or exercise of an ISO, or on a later disposition of the Common Stock received, except that in the event of a disqualifying disposition, we are entitled to a deduction equal to the amount of ordinary income realized by the optionee.

NSOs. An optionee does not recognize any taxable income upon the grant of an NSO, and we are not entitled to a tax deduction by reason of such grant. Upon exercise of an NSO, the optionee recognizes ordinary income generally measured by the excess of the then fair market value of the shares over the exercise price, and we are entitled to a corresponding tax deduction. Upon a disposition of shares acquired upon exercise of an NSO by the optionee, any difference between the sale price and the exercise price, to the extent not recognized as ordinary income as provided above, is treated as long-term or short-term capital gain or loss, depending on the holding period. Such subsequent disposition by the optionee has no tax consequence to us.

Restricted Stock. Unless the recipient of a restricted stock grant elects to treat such grant as ordinary income at the time the grant is made, the recipient does not recognize taxable income upon the grant of restricted stock (so long as the grant is subject to qualifying vesting conditions). Instead, the recipient will recognize ordinary income at the time of vesting (*i.e.,* when the shares are no longer subject to a substantial risk of forfeiture) equal to the fair market value of the restricted stock on the vesting date minus any amount paid for the restricted stock. At the time that the recipient recognizes ordinary income in respect of the restricted stock grant, we are entitled to a tax deduction for compensation expense equal to the amount of ordinary income recognized by the recipient.

Stock Appreciation Rights. Generally, there are no tax consequences to our company or the participant upon the grant of a SAR. Tax recognition by the participant is generally deferred until the participant receives the value of the award. At that time, the value of the SAR, measured as the excess in value of a share of Common Stock as of the date of exercise over the value as of the date of grant, would be taxed to a participant as ordinary income. We would then be entitled to a deduction in the same amount.

The foregoing is only a summary of the affect of federal income taxation upon us and the participants under the Knight Transportation, Inc. 2012 Equity Compensation Plan. It does not purport to be complete, and does not discuss all of the tax consequences of a participant's death or the provisions of the income tax laws of any state, municipality, or foreign country in which the participants may reside.

Benefits Under the 2012 Equity Compensation Plan

To illustrate how the 2012 Equity Compensation Plan will operate, we have set forth in the following table certain information regarding equity grants made under the 2003 Equity Compensation Plan during the year ended December 31, 2011, to: (i) each of the Named Executive Officers; (ii) all current executive officers as a group; (iii) all current directors who are not executive officers as a group; and (iv) all employees, including all current officers who are not executive officers, as a group. These amounts are indicative of the awards that would have been received under the 2012 Equity Compensation Plan, if such plan had been in effect in 2011. Future awards, if any, that will be made to eligible participants under the 2012 Equity Compensation Plan are subject to the discretion of the Compensation Committee. Accordingly, future grants under the 2012 Equity Compensation Plan are not determinable.

Name and Position	Dollar Value[1]	Number of Equity Awards
Kevin P. Knight, Chairman of the Board and Chief Executive Officer	-	-
David A. Jackson, President and Chief Financial Officer	-	-
Keith T. Knight, Chief Operating Officer	-	-
Gary Knight, Vice Chairman of the Board	-	-
Executive Group	-	-
Non-Executive Director Group	$112,493[2]	6,495
Employee Group	$2,237,265[3]	233,000[4]

(1) Represents the expense recognized for financial statement reporting purposes with respect to the 2011 fiscal year for the fair value of stock awards granted in 2011, in accordance with FASB ASC Topic 718 (formerly SFAS 123R).

(2) On May 19, 2011, each non-employee director received 1,299 shares of our Common Stock, determined by dividing the current year's director compensation subject to payment in Common Stock, by the closing market price of our Common Stock on the date of grant, or $17.32 per share.

(3) Represents the grant date fair value of the restricted stock unit awards granted during fiscal year 2011 based on a weighted average grant date fair value of $15.03 per share and the grant date fair value of options granted during fiscal 2011 based on a weighted average grant date fair value of $3.48.

(4) Represents 123,500 restricted stock units and 109,500 stock options that were awarded in fiscal year 2011.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" APPROVAL OF THE KNIGHT TRANSPORTATION, INC. 2012 EQUITY COMPENSATION PLAN.

PROPOSAL NO. 3 – ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION

In accordance with the requirements of Section 14A of the Exchange Act (which was added by the Dodd-Frank Wall Street Reform and Consumer Protection Act and the related rules of the SEC), we are including in this Proxy Statement a separate resolution, subject to shareholder vote, to approve, in a non-binding vote, the compensation of our Named Executive Officers as disclosed on pages II-17 - II-24.

As described in more detail in the Compensation Discussion and Analysis section of this Proxy Statement, the Compensation Committee has structured our executive compensation program to achieve the following key objectives:

Objective	How Our Executive Compensation Program Achieves This Objective
Attract and retain talented executives and motivate those executives to achieve superior results.	• We link compensation to achievement of specified performance goals and continued employment with the Company. We also utilize multi-year vesting requirements for equity-based compensation to promote long-term ownership.
Align executives' interests with our corporate strategies, our business objectives, and the long-term interests of our shareholders.	• Annual cash bonuses for each of our Named Executive Officers are based on objective performance measurements that are important to our success (e.g., earnings growth and revenue growth).
Enhance executives' incentives to increase our stock price and maximize shareholder value.	• Annual cash incentives based on targets with objective, measurable criteria keep management focused on near-term results. Caps on cash awards are built into our plan design. • The equity compensation component, which includes awards such as stock options and restricted stock unit grants, provides balance to our other elements of our compensation program and creates incentive for executives to increase shareholder value over an extended period of time. • We attempt to keep base salaries relatively low and weight overall compensation toward incentive and equity-based compensation.
Promote our culture of controlling costs.	• We provide reasonable perquisites to our Named Executive Officers and believe that such perquisites allow our Named Executive Officers to work more efficiently. • We consider the tax consequences associated with each element of compensation, including whether the incentive compensation paid by us is deductible for tax purposes. • Some of our Named Executive Officers have voluntarily reduced their salaries during periods of challenging economic environment.

We urge shareholders to read the Compensation Discussion and Analysis beginning on page II-14 of this Proxy Statement for more information on our executive compensation policies and procedures. The Compensation Committee and the Board believe that the policies and procedures articulated in the Compensation Discussion and Analysis are effective in achieving our goals.

The Board's current policy is to provide for an annual "say-on-pay" advisory rule. Accordingly, we are asking our shareholders to approve, in a non-binding vote, the following resolution in respect of this Proposal No. 3:

"RESOLVED, that the shareholders approve, in an advisory, non-binding vote, the compensation of the Company's Named Executive Officers, as disclosed pursuant to Item 402 of Regulation S-K in this Proxy Statement, including the Compensation Discussion and Analysis, compensation tables, and narrative discussion."

This advisory resolution, commonly referred to as a "say-on-pay" resolution, is non-binding on the Board of Directors. Although non-binding, the Board and the Compensation Committee will review and consider the voting results when making future decisions regarding our executive compensation program. Unless the Board modifies its policy on the frequency of future "say-on-pay" votes, the next "say-on-pay" vote will be held at the 2013 Annual Meeting of Shareholders.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" ADVISORY APPROVAL OF THE RESOLUTION SET FORTH ABOVE.

PROPOSAL NO. 4 – RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our Audit Committee has appointed Grant Thornton LLP ("Grant Thornton") to serve as our principal independent registered public accounting firm for the fiscal year ending December 31, 2012. At the Annual Meeting, our shareholders are being asked to ratify the appointment of Grant Thornton as our independent registered public accounting firm for the fiscal year ending December 31, 2012. A representative of Grant Thornton is expected to be present at the Annual Meeting and to be available to respond to appropriate questions, and such representative will have an opportunity to make a statement at the Annual Meeting if he or she desires to do so.

Approval by our shareholders of the appointment of our independent registered public accounting firm is not required by law, any applicable NYSE rule, or by our organizational documents, but the Board of Directors is submitting this matter to our shareholders for ratification as a corporate governance practice. Ultimately, the Audit Committee retains full discretion and will make all determinations with respect to the appointment and retention of the independent registered public accounting firm.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" RATIFICATION OF THE APPOINTMENT OF GRANT THORNTON LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

PRINCIPAL ACCOUNTING FEES AND SERVICES

The following table summarizes the fees paid to (i) Grant Thornton for services rendered relating to fiscal year 2011 and (ii) Deloitte & Touche LLP ("Deloitte"), our former independent registered public accounting firm, for services rendered relating to fiscal year 2010.

	Fiscal Year 2011	Fiscal Year 2010
Audit Fees(1)	$354,158	$597,190
Audit-Related Fees(2)	-	-
Tax Fees(3)	-	13,978
All Other Fees(4)	-	2,200
Total	$354,158	$613,368

(1) "Audit Fees" represents the aggregate fees billed for professional services rendered by the independent registered public accounting firm for the audit of our annual financial statements and the review of financial statements included in our quarterly reports on Form 10-Q, or services that are normally provided by the independent registered public accounting firm in connection with statutory or regulatory filings or engagements for those fiscal years.

(2) "Audit-Related Fees" represents the aggregate fees billed, other than Audit Fees, for assurance and related services by the independent registered public accounting firm that are reasonably related to the performance of the audit or review of our financial statements and internal control over financial reporting. We were not billed for any Audit-Related Fees in 2011 or 2010.

(3) "Tax Fees" represents the aggregate fees billed for professional services rendered by the independent registered public accounting firm for tax compliance, tax advice, and tax planning.

(4) "All Other Fees" represents the aggregate fees billed for products and services provided by the independent registered public accounting firm, other than Audit Fees, Audit-Related Fees, and Tax Fees.

Our Audit Committee maintains a policy pursuant to which it pre-approves all audit, audit-related, tax, and other permissible non-audit services provided by our principal independent registered public accounting firm in order to assure that the provision of such services is compatible with maintaining the accounting firm's independence. Under this policy, the Audit Committee pre-approves, on an annual basis, specific types or categories of engagements constituting audit, audit-related, tax, or other permissible non-audit services to be provided by the principal independent registered public accounting firm. Pre-approval of an engagement for a specific type or category of services generally is provided for up to one year and typically is subject to a budget comprised of a range of anticipated fee amounts for the engagement. Management and the independent registered public accounting firm are required to periodically report to the Audit Committee regarding the extent of services provided by the accounting firm in accordance with the annual pre-approval and the fees for the services performed to date. If management believes that a new service, or the expansion of a current service, provided by the principal independent registered public accounting firm is necessary or desirable then such new or expanded services are presented to the Audit Committee for its review and approval prior to the engagement of the independent registered public accounting firm to render such services. No audit-related, tax, or other non-audit services were approved by the Audit Committee pursuant to the *de minimus* exception to the pre-approval requirement under Rule 2-01(c)(7)(i)(C) of Regulation S-X during the fiscal year ended December 31, 2011.

Change in Independent Registered Public Accounting Firm

As previously reported in our Current Report on Form 8-K filed with the SEC on March 29, 2011, on March 23, 2011, we dismissed Deloitte as our independent registered public accounting firm. The decision to dismiss Deloitte was approved by our Audit Committee. On March 29, 2011, we appointed Grant Thornton as our independent registered public accounting firm for the fiscal year ended December 31, 2011. The decision to retain Grant Thornton also was approved by our Audit Committee.

Deloitte's reports on the Company's consolidated financial statements for the years ended December 31, 2010 and December 31, 2009, did not contain an adverse opinion or a disclaimer of an opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

During fiscal years 2009 and 2010, and through March 23, 2011, there were no disagreements with Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Deloitte, would have caused Deloitte to make reference to the subject matter of the disagreements in its reports on the Company's consolidated financial statements for such years; and there were no reportable events, as listed in Item 304(a)(1)(v) of Regulation S-K.

We have provided Deloitte with a copy of the foregoing disclosures. A copy of Deloitte's letter to the SEC, dated March 28, 2011, regarding its agreement with the foregoing statements was filed as Exhibit 16.1 to our Current Report on Form 8-K filed with the SEC on March 29, 2011.

During our fiscal years 2009 and 2010, and through March 29, 2011, we did not consult with Grant Thornton regarding any of the matters or events set forth in Item 304(a)(2)(i) and (ii) of Regulation S-K.

SHAREHOLDER PROPOSALS

To be eligible for inclusion in our proxy materials relating to the 2013 Annual Meeting of Shareholders, shareholder proposals intended to be presented at that meeting must be received in writing by us on or before December 7, 2012. However, if the date of the 2013 Annual Meeting of Shareholders is more than thirty days before or after May 17, 2013, then the deadline for submitting any such shareholder proposal for inclusion in the proxy materials relating to the 2013 Annual Meeting of Shareholders shall be a reasonable time before we begin to print or mail such proxy materials.

We must receive written notice of any shareholder proposals intended to be considered at our 2013 Annual Meeting of Shareholders, but not included in our proxy materials relating to that meeting, by February 20, 2013. Any such proposal received after February 20, 2013 is untimely. Pursuant to Rule 14(a)-4(c)(1) under the Exchange Act, the proxy holders designated by an executed proxy in the form accompanying our Proxy Statement for our next annual meeting will have discretionary authority to vote on any such untimely shareholder proposal that is considered at the Annual Meeting.

Proposals must concern a matter that may be properly considered and acted upon at the annual meeting in accordance with applicable laws, regulations and our bylaws, committee charters and policies, and must otherwise comply with Rule 14a-8 of the Exchange Act and we reserve the right to reject, rule out of order, or take other appropriate action with respect to any proposal that does not comply with these requirements. All shareholder proposals should be sent via certified mail, return receipt requested, and addressed to Adam Miller, Secretary, Knight Transportation, Inc., 5601 West Buckeye Road, Phoenix, Arizona 85043.

See "Corporate Governance – The Board of Directors and Its Committees – Committees of the Board of Directors – The Nominating and Corporate Governance Committee" on page II-9 for information regarding how shareholders can recommend director candidates for consideration by the Nominating and Corporate Governance Committee.

OTHER MATTERS

The Board of Directors does not intend to present at the Annual Meeting any matters other than those described herein and does not presently know of any matters that will be presented by other parties. If any other matters are properly brought before the Annual Meeting or any adjournment thereof, the proxy holders named in the accompanying form of proxy will have discretionary authority to vote proxies on such matters in accordance with the recommendations of the Board of Directors, or, if no recommendations are given, in accordance with their judgment, unless the person executing any such proxy indicates that such authority is withheld.

Knight Transportation, Inc.

Kevin P. Knight
Chairman of the Board and Chief Executive Officer

April 6, 2012

APPENDIX A

KNIGHT TRANSPORTATION, INC.
2012 EQUITY COMPENSATION PLAN

Article 1.
History and Purpose

1.1 **History**. The Board of Directors of Knight Transportation, Inc. (the "Company" or "Knight") adopted as of May 17, 2012, the 2012 Equity Compensation Plan (the "Plan") to be effective as of May 18, 2012, subject to approval by shareholders at the May 17, 2012 annual meeting of shareholders. The Plan is intended to allow the Company to compensate officers, directors, key employees and other important Company personnel and consultants with different forms of equity compensation, including, without limitation, stock options, stock grants, restricted stock units, stock appreciation rights, and other forms of equity compensation.

This document sets forth the terms of the Plan, including, without limitation, the number of shares of Stock that are reserved for grants under the Plan and all other terms and conditions applicable to the Plan. This Plan and any Stock Grants or rights granted hereunder are subject to approval by the Company's shareholders.

1.2 **Purpose**. The Plan has been adopted to: (a) provide certain employees, directors, independent contractors, consultants, and advisors of the Company and its subsidiaries with an opportunity to acquire the common stock of Knight as an incentive to continue their employment or association with the Company and to work for the long-term growth, development, and financial success of the Company; and (b) attract, motivate, and retain the services of such persons and reward them by the issuance of Stock Grants so that those individuals contribute to, and participate in, the long-term performance of the Company.

Article 2.
Definitions

2.1 **Defined Terms**. The following terms shall have the meanings set forth below, unless context otherwise requires:

"Appreciation Value" has the meaning stated in Section 8.3.

"Beneficiary" means the person or persons designated by a Participant as his beneficiary.

"Board of Directors" or "Board" means the Board of Directors of Knight.

"Code" means the Internal Revenue Code of 1986, as amended from time to time.

"Committee" means the Compensation Committee of the Board of Directors, which shall be appointed in accordance with the procedures described in Article 9.

"Company" means Knight and any subsidiary of Knight that is treated as a "subsidiary" under section 424 of the Code.

"Effective Date" means May 18, 2012, which shall be the date this Plan is effective, subject only to Section 10.21.

"Fair Market Value" has the meaning stated in Section 5.3(c).

"Knight" means Knight Transportation, Inc., an Arizona corporation, and its successors in interest.

"ISO" means an incentive stock option granted to a Participant under Article 5 of this Plan and which qualifies as an incentive stock option under section 422 of the Code. To the extent this Plan has authorized the Committee to grant ISOs, this Plan shall be interpreted and construed so as to qualify as an incentive stock option plan under Section 422 of the Code and the regulations thereunder.

"Independent Director" means a director of the Company who is not an officer, employee or 10% shareholder of the Company.

"Independent Directors Plan" means the provisions applicable to Stock Grants made to Independent Directors set forth in Article 6.

"NSO" means any Stock Option granted under this Plan that is not an ISO.

"NYSE" means the New York Stock Exchange.

"Participant" means any person who is eligible under Section 4.1 to participate in this Plan and who is selected by the Committee to participate in the Plan.

"Plan" means the Knight Transportation, Inc. 2012 Equity Compensation Plan, effective as of May 18, 2012.

"Plan Year" means the calendar year.

"Restricted Stock" means stock issued to a Participant pursuant to a Restricted Stock Grant.

"Restricted Stock Grant" means the present grant of a right to a Participant, under Article 7 of this Plan, to purchase or receive, now or in the future, Restricted Stock or Restricted Stock Units, subject to such restrictions and conditions as are specified by the Committee.

"Restricted Stock Unit" or "RSU" means a contingent right to receive Stock under Article 7 of this Plan.

"Stock" means the common stock of Knight, par value $0.01 per share.

"Stock Appreciation Right" or "SAR" means the right granted to a Participant under Article 8 of this Plan to receive an amount equal to the appreciation in a share of Stock from the grant date to the exercise date, and which is evidenced by a Stock Grant Agreement.

"Stock Grant" means the award of a Stock Option, a SAR, a Restricted Stock Grant, or a Restricted Stock Unit made under Article 5, Article 6, Article 7, or Article 8 of this Plan, as may be applicable, or any combination of these. Any Stock Grant shall be evidenced by a Stock Grant Agreement.

"Stock Grant Agreement" means the written agreement between the Company and a Participant evidencing a Stock Grant and executed by an authorized officer of the Company.

"Stock Option" means any ISO or NSO granted to a Participant under Article 5 of this Plan, which is evidenced by a Stock Grant Agreement.

Article 3.
Shares Reserved for Grants; Adjustment to Shares

3.1 **Shares Reserved For Stock Grants**. There are reserved and available for the issuance and exercise of presently outstanding and future Stock Grants made under this Plan, four million (4,000,000) shares of the Company's authorized but unissued Stock, plus or minus any adjustments to such reserved shares authorized by this Plan or by the Stock Grant Agreement. Of the total number of shares reserved for Stock Grants under this Plan, two hundred thousand (200,000) shares of Stock are reserved for the issuance of presently outstanding and future Stock Grants made under the Independent Directors Plan set forth in Article 6 of this Plan. The balance of the shares are reserved for Stock Grants awarded under any other provision of this Plan; provided, however, that in no event shall the aggregate number of shares of Stock subject to all Stock Grants made under this Plan since inception exceed four million (4,000,000) shares of Stock, adjusted as described in Sections 3.2 and 3.3, below.

3.2 **Adjustment to Shares**. The aggregate number of shares of Stock which may be issued pursuant to Stock Grants made under this Plan shall be automatically adjusted, without further action by the Board or the shareholders of the Company, to reflect changes in the capitalization of the Company, such as stock dividends, stock splits, reverse stock splits, subdivisions, reorganizations or reclassifications, or any similar recapitalization that affects or modifies the number of shares of Stock issued and outstanding at any time.

3.3 **Number of Stock Grants; Partial Exercise**. More than one Stock Grant may be made to the same Participant, and may be made in the form of Stock Options, Restricted Stock Grants, SARs, RSUs or any combination thereof. Stock Grants may be subject to partial exercise, as the Committee may in its discretion determine. If any Stock Grant made under this Plan expires or is terminated without being exercised, or after being partially exercised, the shares of Stock allocated to the unexercised portion of a Stock Grant shall revert to the pool of shares reserved in Section 3.1 and shall again be available for Stock Grants made under this Plan.

3.4 **Dividend Equivalents**. Stock Grants made under this Plan may include dividend accruals or dividend equivalents in such forms and on such terms as determined by the Committee.

Article 4.
Plan Eligibility

4.1 **Eligibility for Participation in Plan**. The Committee, subject to the following limitations, shall from time to time designate from among those persons who are eligible to participate in the Plan, in accordance with this Section 4.1, those persons who will be Participants in the Plan. The following natural persons are eligible to participate in the Plan: (i) full or part time employees of the Company; (ii) independent contractors, consultants, or advisors who perform bona fide services for the Company, which are not in connection with any offer or sale of securities in a capital raising transaction and who do not directly or indirectly promote or maintain a market for the Company's Stock; and (iii) directors of the Company.

4.2 **Independent Directors Plan**. Independent Directors of the Company shall be automatically eligible to receive Stock Grants under Article 5, Article 7, and Article 8, subject to the provisions of the Independent Directors Plan described in Article 6.

Article 5.
Stock Option Awards

5.1 **Award of Stock Option**. The Committee may award Stock Grants to a Participant in the form of Stock Options, including, without limitation, "ISOs" or "NSOs," under this Article 5, or any combination thereof. At the time a Stock Option is awarded under this Article 5, the Committee shall designate the number of shares of Stock subject to the grant and indicate whether such grant is an ISO or an NSO.

5.2 **ISOs**. The following rules shall apply to any Stock Options granted as ISOs, in addition to any other provisions of this Plan that may be applicable.

(a) **Employees Only**. An ISO may only be awarded to a person who is an employee of the Company.

(b) **Fair Market Value of ISO**. The aggregate fair market value of Stock subject to an ISO granted under this Article 5 (determined without regard to this Section 5.2) exercisable for the first time by any Participant during any calendar year (under all plans of the Company) shall not exceed $100,000. The preceding sentence shall be applied by taking ISOs into account in the order in which they were granted regardless of the plan under which such ISOs were granted. If any ISO is granted that exceeds the limitations of this Section 5.2 at the first time it is exercisable, it shall not be invalid, but shall constitute, and be treated as, an NSO to the extent of such excess. For purposes of this Plan, the fair market value of the Stock subject to any ISO shall be determined by the Committee without regard to any restriction other than a restriction which, by its terms, will never lapse.

(c) **Disposition of ISO Stock**. No Stock issued in connection with a Participant's exercise of an ISO that is disposed of by the Participant within two (2) years after the date the option is granted or within one (1) year after the date such Stock is issued to the Participant will remain eligible for treatment as an ISO; provided, however, unless otherwise provided in the Stock Grant Agreement, these holding periods shall not apply if the Stock Option is exercised after the death of a Participant by the estate of such Participant, or by a person who acquired the right to exercise such Stock Option by bequest or inheritance or by reason of the death of a deceased Participant. If Stock received is disposed of by the Participant in violation of this provision, ISO tax treatment will not be available to the Participant.

(d) **Insolvent Participants**. A disposition of Stock described in Section 422(c)(3) of the Code, which was acquired pursuant to the exercise of an ISO, shall not constitute a disposition of Stock in violation of Section 5.2(c).

(e) **Construction**. Any ISO granted under this Plan shall be construed to meet the requirements of Section 422 of the Code and the regulations thereunder.

5.3 **Option Price for ISOs and NSOs**.

(a) An ISO shall state the exercise price of the option, which shall not be less than 100% of the Fair Market Value of the optioned Stock on the date the ISO is granted, as provided below. In the case of a Participant who, at the time the ISO is granted, owns shares of Stock representing more than 10% of the total combined voting power of all classes of stock of the Company (or any parent or subsidiary), the exercise price of such ISO shall be not less than 110% of the Fair Market Value of Stock on the date the option is granted, and, in no event, shall such option be exercisable after the expiration of five (5) years from the date such option is granted.

(b) The exercise price of any Stock Option granted as an NSO or any Stock Option granted to a director under Article 6 shall not be less than 100% of the Fair Market Value of a share of the Stock as of the date of grant.

(c) For purposes of this Plan, the fair market value of a share of Stock (the "Fair Market Value") shall equal the closing price of such Stock on the date the Stock Grant is made, as reported by the NYSE. If for any reason the closing price is not available, then the Fair Market Value of a share of Stock may be determined as the mean of the highest and lowest quoted selling prices for such Stock on the date preceding the date of grant, as reported by the NYSE. If for any reason the Company's Stock is not publicly traded on a national securities market, or not listed on the NYSE, the Committee shall evaluate all factors which the Committee believes are relevant in determining the Fair Market Value of a share of Stock and, the Committee, in good faith in exercising its business judgment, shall establish the Fair Market Value of the Stock as of the date an option is granted.

5.4 **Limitation on Period in Which to Grant or Exercise Options**. No ISO shall be granted under this Plan more than ten (10) years after the earlier of (i) the date the Plan is initially adopted by the Board or (ii) the date the Plan is approved by the shareholders of the Company. In no event shall an ISO granted under this Plan be exercised after the expiration of ten (10) years from the date such ISO is granted. Any Stock Option, other than an ISO, made under the Plan may be exercised within any reasonable term stated in the Stock Grant Agreement and may be granted any time prior to the termination or expiration of the Plan. Any provision of this Plan to the contrary notwithstanding, the Committee may, in its sole discretion, grant any Participant an NSO which, if provided in the Stock Grant Agreement, may be exercised after the termination of the Participant's employment by or association with the Company.

5.5 **Transferability**. Except as otherwise expressly permitted by this Plan, no Stock Option shall be transferable by the Participant other than by will or by the laws of descent and distribution. During a Participant's lifetime, a Stock Option shall be exercisable only by the Participant and only if at all times during the period of time beginning on the date the Stock Grant is made and ending on the day three months (or one year, in the case of an Independent Director or an employee who retires on account of becoming "permanently and totally disabled" within the meaning of that term under section 22(e)(3) of the Code) before the date of exercise of such Stock Grant, such Participant was an employee or director of the Company (or a corporation or a parent corporation or subsidiary corporation of a corporation assuming a Stock Grant in a transaction to which section 424(a) of the Code applies).

Article 6.
Independent Directors Plan and Awards

6.1 **Stock Grants to Independent Directors**. The Company may issue, at the discretion of the Board or the Committee, Stock Grants to Independent Directors, including, without limitation, grants of Restricted Stock, RSUs, SARs or NSOs, or any combination thereof, as compensation to such Independent Directors for services. The Committee may provide for automatic stock grants to be made to Independent Directors as part of their director compensation.

6.2 **Existing Stock Grants**. All Stock Grants made by the Company to Independent Directors shall be subject to the terms and conditions of this Article 6. All Stock Grants made to an Independent Director shall be made at the Fair Market Value of the Stock, as of the date of the grant.

6.3 **Holding Period**. The Committee may require that restrictions be placed on the sale of any Stock obtained through the exercise of a Stock Grant made to an Independent Director.

6.4 **Termination of Independent Director Stock Grant**. Except as otherwise provided in any written agreement between the Company and the Independent Director, any Stock Grant made to an Independent Director under this Plan will expire on the earlier of (i) ten (10) years after the date of grant; (ii) one (1) year after such Independent Director terminates his services as a director of the Company; (iii) the expiration date stated in the Stock Grant Agreement (as this term is defined in the Plan); or (iv) any earlier date provided in this Article 6.

Article 7.
Restricted Stock and Restricted Stock Unit Awards

7.1 **Award of Restricted Stock or RSU**. The Committee may award Stock Grants to a Participant in the form of Restricted Stock or RSUs, or any combination thereof, and shall designate the number of shares of Restricted Stock or Stock subject to each grant. Stock Grants of Restricted Stock or RSUs may be made as either an outright grant of Stock for services rendered or as the grant of a right to purchase or to be issued Restricted Stock or Stock. The Committee may award RSUs to Participants and shall designate the number of shares of Stock represented by the Stock Grant. RSUs shall be made as a grant of a right to receive Stock for services rendered. Each RSU shall entitle the Participants to be issued, upon satisfaction of all conditions, Stock of the Company.

7.2 **Price or Valuation of Stock Subject to a Restricted Stock Grant or RSU**. The purchase price or value assigned to Restricted Stock issued under a Restricted Stock Grant shall not be less than 100% of its Fair Market Value as of the date of the Stock Grant. The value assigned to RSUs shall be not less than 100% of the Fair Market Value as of the date of the Stock Grant.

7.3 **Vesting**. A Restricted Stock Grant may be subject to the vesting schedule established by the Committee and specified in the Participant's Stock Grant Agreement. An RSU grant may be subject to the vesting schedule established by the Committee and set forth in the Participant's Stock Grant Agreement.

7.4 **Restrictions**. Each share of Restricted Stock issued to a Participant under this Article 7, and all Stock received by a Participant pursuant to an RSU grant under this Article 7, shall be subject to such terms, conditions and restrictions as are established by the Committee and provided in the Participant's Stock Grant Agreement, including, without limitation, restrictions concerning voting rights, transferability, forfeiture, vesting and restrictions applicable in the event of a Participant's termination of employment by, or association with, the Company. The Committee may, in its sole discretion, remove or waive any or all of the restrictions imposed by a Stock Grant Agreement if it determines such removal is appropriate.

Article 8.
Stock Appreciation Right Awards

8.1 **Award of SAR**. The Committee may award Stock Grants to a Participant in the form of SARs. Any Stock Grant awarding SARs shall designate the number of SARs subject to the grant.

8.2 **Exercise of SAR**. SARs shall be exercisable, in whole or in part, at such times as the Committee specifies in the Participant's Stock Grant Agreement.

8.3 **Appreciation**. Each SAR shall entitle the Participant, upon exercise, to an amount equal to: (a) the Fair Market Value of a share of Stock, as provided in Section 5.3(c), on the date of exercise, minus (b) the Fair Market Value of a share of Stock on the date the SAR is granted (such difference, the "Appreciation Value").

8.4 **Form of Settlement**. The Appreciation Value payable to a Participant upon the exercise of one or more SARs may be paid to the Participant either in cash or Stock as the Stock Grant Agreement may provide. If settled in cash, the amount paid to the Participant shall be the Appreciation Value determined under Section 8.3, less applicable withholding. If settled in Stock, the Company shall issue to the Participant the number of whole shares of Stock equal to (a) the Appreciation Value, divided by (b) the Fair Market Value of a share of Stock on the exercise date; any fractional shares shall be settled in cash. No dividend or other distribution right shall attach to any SAR. The Company's settlement in full of any SAR shall extinguish any further liability the Company has to a Participant with respect to such SAR.

Article 9.
Administration

9.1 **Compensation Committee**. This Plan shall be administered by the Committee. No member of the Committee shall participate in or take any action with respect to any Stock Grant made with respect to such member, except as otherwise provided herein or permitted by the Company's bylaws or other applicable governance documents. The Committee may appoint representatives to act for and on its behalf with respect to the administration of the Plan. No member of the Board or the Committee shall be liable for any action or inaction or for any determination, taken, omitted or made in good faith with respect to this Plan or any Stock Grant made hereunder.

9.2 **Administration of the Plan**.

(a) The Committee may adopt rules and procedures for administration of the Plan, to the extent such rules and procedures are not inconsistent herewith. Subject to the provisions of this Plan, the Committee shall have the sole, final, and conclusive discretion and authority to construe and interpret the Plan and to establish the terms and conditions of all Stock Grants, including, without limitation, authority to determine:

(1) Those persons who will become Participants and the terms and conditions of their eligibility;

(2) The nature and amount of all Stock Grants;

(3) All terms and conditions of each Stock Grant, including, without limitation:

(i) The number of shares of Stock for which a Stock Grant is made;

(ii) Subject to the limitations set forth in this Plan, the price to be paid for Stock upon exercise of a Stock Grant;

(iii) The terms and conditions of the exercise;

(iv) The terms of payment of the exercise price or purchase of a Stock Grant; provided that the exercise or purchase price of a share of Stock subject to a Stock Grant shall not be less than the Fair Market Value of such shares as of the date of grant;

(v) Any conditions to which the grant or its exercise may be subject;

(vi) Any vesting or forfeiture provisions applicable to any Stock Grant; and

(vii) Any restrictions or limitations placed on Stock issued pursuant to the exercise of a Stock Grant.

(b) All Stock Grants made pursuant to this Plan shall be subject to a clawback in accordance with the clawback policy maintained by the Company from time to time in order comply with final regulations issued by the Securities and Exchange Commission under Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act. Any clawback policy adopted by the Company shall be deemed to be automatically incorporated by reference into each Stock Grant issued under this Plan.

(c) The Committee may provide that any Stock Grant may be exercised as a "cashless" Stock Grant, including any arrangement whereby any dealer associated with the Financial Industry Regulatory Authority, upon an irrevocable election by a Participant to exercise any Stock Grant, either (i) commits to loan the Participant the exercise price of the stock and forwards it to the Company, or (ii) establishes a margin commitment with the Participant to pay the exercise price of the Stock Grant to the Company, except to the extent any such arrangement is prohibited by the Sarbanes-Oxley Act of 2002 and the Securities and Exchange Act of 1934.

(d) Any provision of this Plan to the contrary notwithstanding, subject to the overall limitation of Section 3.1 on shares of Stock that are reserved for the issuance of Stock Grants under the Plan, the maximum number of shares of Stock issuable with respect to Stock Grants awarded to any Participant during any calendar year, beginning with calendar year 2012, shall not exceed, in the aggregate, 650,000 shares of Stock. The maximum number of shares of Stock issuable with respect to Stock Grants awarded to any Participant during any calendar year under this Section 9.2(d) shall be subject to adjustment as provided in Section 3.2 for stock dividends, stock splits, reserve stock splits and similar transactions.

Article 10.
General Provisions

10.1 **Grant Agreement**. Each Stock Grant made under this Plan shall be evidenced by a Stock Grant Agreement and shall be executed by the Company and the Participant. The Stock Grant Agreement shall contain any terms and conditions required by this Plan and such other terms and conditions as the Committee, in its sole discretion, may require, including, without limitation, restrictions on the transferability of any Stock which are not inconsistent with the Plan.

10.2 **Stock Grant or Purchase Price**. Stock Grants, once made, shall not be repriced.

10.3 **Mergers or Consolidations**. If the Company at any time dissolves or undergoes a reorganization, in any manner or form whatsoever, including, without limitation, a merger or consolidation with any other organization in which the Company is not the surviving organization, and the surviving organization does not agree to assume the Stock Grants granted pursuant to this Plan, or to substitute Stock Grants in place thereof, the Stock Grants made under this Plan may be terminated, subject to the procedures set forth in this Article 10. Prior to any termination of this Plan or the Stock Grants made hereunder, each Participant holding an outstanding Stock Grant not yet exercised shall be notified of such termination and shall be provided a reasonable period of not less than fifteen (15) days in which to exercise such Stock Grant prior to its termination, to the extent the Stock Grant is then exercisable. In the event of a merger or consolidation, the Committee may, in its sole discretion, authorize the exercise of such Stock Grants or accelerate the vesting of such Stock Grant, or both. Any Stock Grant not exercised in accordance with such prescribed terms and conditions shall terminate as of the date specified by the Committee, and simultaneously, the Plan itself shall be terminated without further order of the Company or the Board of Directors.

10.4 **Termination of Employment or Association**. Except as provided in Sections 5.4, 6.2, or as otherwise permitted by this Plan (or any Stock Grant Agreement), any Stock Grant made pursuant to this Plan shall immediately terminate upon a Participant's termination of employment by, or association with, the Company, unless (i) such termination occurs by reason of the death or retirement (including early retirement, if approved by the Board, the Committee, or an authorized executive officer of the Company) of the Participant, or (ii) such termination occurs as a result of the permanent and total disability of the Participant (as such term is defined in Section 22(e)(3) of the Code and the regulations thereunder). Upon retirement (including early retirement), a Participant (or the administrator or conservator of the Participant's estate) may, subject to Section 5.4 of the Plan, or the provisions of the Stock Grant Agreement, exercise any Stock Grant in full within three (3) months of retirement or, if the Participant retired or terminated his or her employment by, or association with, the Company on account of "permanent and total disability" (as that term is defined in Section 22(e)(3) of the Code), within one (1) year of retirement or termination. If a Participant dies while employed by, or associated with, the Company, or within three (3) months after retirement, the Participant's personal representative, or other person who acquires the right to exercise such Stock Grant by bequest, inheritance, or by reason of the death of the deceased Participant, may, subject to Section 5.4 of the Plan or any contrary provision of the Stock Grant Agreement, exercise the Stock Grant in full within one (1) year from the date of the Participant's death; provided that if such exercise period would disqualify an ISO as an incentive stock option under Section 422 of the Code, the Stock Option shall be treated as an NSO.

10.5 **Payment for Stock**. The exercise price for any shares of Stock acquired through the whole or partial exercise of any Stock Grant shall be paid in full in cash or immediately available funds, or in Stock with a current market value equal to all or a part of the exercise price, or both.

10.6 **Compliance With Applicable Laws and Regulations**. Stock Grants made under this Plan shall contain such provisions with respect to compliance with applicable federal and state law as the Committee, with the advice of the Company's counsel, may deem appropriate, including, without limitation, any provision necessary to comply with state or federal securities laws.

10.7 **No Right to Employment**. Designation of an employee as a Participant in this Plan for any purpose shall not confer on the employee the right to continue in the employment of the Company or any right to receive a Stock Grant for any Plan Year.

10.8 **Taxes**. A Participant shall be responsible for paying any taxes with respect to a Stock Grant. The Company is hereby authorized to deduct any taxes that may be applicable from the dollar value of any Stock Grant to a Participant, including, without limitation, FICA, FUTA, and any required income tax withholding, and the Company may, without the consent of the Participant or the approval of the Committee, effect any such withholding by reducing the number of shares of Stock acquired upon the issuance or exercise of any Stock Grant by the amount of such FICA, FUTA, or other tax liability, or may make other reasonable arrangements for the payment of any such tax liability.

10.9 **Expenses**. All expenses incurred in connection with the administration of this Plan shall be borne by the Company, except as any Stock Grant Agreement may otherwise provide.

10.10 **Unfunded Benefits**. Nothing in this Plan shall be construed as requiring the Company to establish a trust or to fund this Plan, or to create a trust of any kind or any fiduciary relationship between the Company and any Participant or Beneficiary.

10.11 **Expiration Date of Plan**. If not earlier terminated, this Plan shall expire on May 16, 2022. In no event shall any Stock Grant be granted under this Plan after May 16, 2022.

10.12 **Corporate Action**. The issuance of a Stock Grant pursuant to this Plan shall not affect in any way the right or power of the Company to make adjustments, reclassifications, reorganizations, or changes of any kind to its capital or business structure or to merge, consolidate, dissolve, liquidate, sell or transfer all or any part of its business or assets.

10.13 **Rights as a Shareholder**. A Participant shall have no rights as a shareholder of the Company with respect to any shares of Stock subject to a Stock Grant made hereunder until the date of the issuance of the Stock to the Participant. Stock issued in connection with or as part of any Stock Grant shall be considered issued, for the purposes of voting and dividend rights, as of the date the Stock is reflected as issued on the Company's stock books. Except as otherwise provided in this Plan, no adjustment shall be made for dividends (ordinary or extraordinary, whether in cash, securities, or other property) or distributions or other rights for which the record date precedes the date Stock is issued to a Participant.

10.14 **Paperless Grant**. Each share of Stock issued pursuant to the exercise or settlement of a Stock Grant may be issued only in paperless form and recorded on the books of the Company (together with any restrictions applicable thereto). In no event shall any physical stock certificates be issued to a Participant, if the Participant is not fully vested in the Stock or if the Stock Grant (or any underlying Stock) is subject to any restrictions. In no event shall any SAR have any voting rights.

10.15 **Investment Purpose**. Unless the Stock received pursuant to a Stock Grant issued under this Plan is registered with the Securities and Exchange Commission, or an exemption from registration is available, each Stock Grant is subject to the condition that the issuance of the Stock Grant and any Stock issued upon exercise of the Stock Grant is for investment purposes only, and not with a view to the subsequent resale or distribution of such Stock.

10.16 **Investment Letter**. The Compensation Committee may require that any Participant exercising a Stock Grant, as a condition to such exercise, execute and deliver to the Company an investment letter in such form as the Committee, may from time to time require.

10.17 **Termination or Amendment of the Plan**. The Board may terminate, suspend, discontinue, modify or amend this Plan in any respect whatsoever, except that, without approval of the shareholders of the Company entitled to vote, no such revision or amendment shall change the number of shares of Stock of the Company subject to the Plan, change the designation of the class of Participants eligible to receive Stock Grants, decrease the price at which Stock Grants may be granted or remove the administration of the Plan from the Committee.

10.18 **Application of Funds**. The proceeds received by the Company from the sale of shares of Stock pursuant to the exercise of Stock Grants may be used for any corporate purposes.

10.19 **Obligation to Exercise Grant**. A Stock Grant made hereunder shall impose no obligation on the Participant to exercise such grant.

10.20 **Adoption Date**. This Plan has been adopted by action of the Board of Directors of the Company as of May 17, 2012, to be effective as of May 18, 2012.

10.21 **<u>Approval of Shareholders</u>**. This Plan is effective as of May 18, 2012, subject to the approval of the Company's shareholders prior to May 18, 2012. The Committee may cause Stock Grants to be made under the Plan, subject to the Plan being approved by the Company's shareholders within the period described above.

10.22 **<u>Registration of Plan</u>**. No Stock may be issued unless a registration statement is filed with the Securities and Exchange Commission that is effective pursuant to the Securities Act of 1933, or an exemption from registration is available.

10.23 **<u>Governing Law</u>**. The Plan shall be governed by and construed under the laws of the State of Arizona.

10.24 **<u>Arbitration of Disputes</u>**. The Federal Arbitration Act applies and governs the arbitration provisions of the Plan. Any disputes between or among the Company (including its subsidiaries, affiliates, or successors) and Participants (collectively, the "Parties") with respect to the terms of the Plan, including, without limitation, the scope of this arbitration, shall be subject to arbitration pursuant to the rules of the American Arbitration Association governing commercial disputes. Arbitration shall occur in Phoenix, Arizona. Judgment on any arbitration award may be entered in any court having jurisdiction. If any person asserts a claim in excess of $300,000, any party to the arbitration proceeding may request that the arbitration be heard by a panel of three arbitrators and, if so requested, the arbitration decision shall be made by a majority of the three arbitrators. The Company shall pay the cost of arbitration, but if the Company is the prevailing party in the arbitration, the Company shall have the right to recover from the Participant all costs of arbitration. **<u>THE PARTIES EXPRESSLY AGREE TO ARBITRATION AND WAIVE ANY RIGHT TO TRIAL BY JURY EITHER PARTY MAY HAVE BY EXECUTING THE STOCK GRANT AGREEMENT</u>**. Nothing in the Plan or any Stock Grant Agreement between the Company and any Participant shall limit or restrict any self-help remedy, including, without limitation, any right of offset a Party may have. The Party prevailing in any arbitration shall be entitled to payment of all legal fees and costs (including court costs), and all costs of arbitration, regardless of whether such costs are recoverable under applicable law.

KNIGHT TRANSPORTATION

Delivering More.℠

2011 ANNUAL REPORT TO OUR SHAREHOLDERS

This 2011 Annual Report to our Shareholders contains an overview of Knight Transportation's business, as well as information regarding Knight Transportation's operations during fiscal year 2011 and other information that our Shareholders may find useful. Our 2011 Annual Report includes certain items from our Annual Report on Form 10-K for the fiscal year ended December 31, 2011 filed with the U.S. Securities and Exchange Commission on February 29, 2012. Please note, however, that the 2011 Annual Report on Form 10-K is not incorporated by reference into this 2011 Annual Report.

BUSINESS

This Annual Report contains certain statements that may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are subject to the safe harbor created by those sections. All statements, other than statements of historical fact, are statements that could be deemed forward-looking statements, including without limitation: any projections of earnings, revenues, or other financial items; any statement of plans, strategies, and objectives of management for future operations; any statements concerning proposed new services or developments; any statements regarding future economic conditions or performance; and any statements of belief and any statement of assumptions underlying any of the foregoing. Such statements may be identified by their use of terms or phrases such as "believe," "may," "could," "expects," "estimates," "projects," "anticipates," "plans," "intends," and similar terms and phrases. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, which could cause future events and actual results to differ materially from those set forth in, contemplated by, or underlying the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section entitled "Risk Factors," set forth below. Readers should review and consider the factors discussed in "Risk Factors," along with various disclosures in our press releases, stockholder reports, and other filings with the Securities and Exchange Commission.

All such forward-looking statements speak only as of the date of this Annual Report. You are cautioned not to place undue reliance on such forward-looking statements. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or any change in the events, conditions, or circumstances on which any such statement is based.

References in this Annual Report to "we," "us," "our," "Knight," or the "Company" or similar terms refer to Knight Transportation, Inc. and its consolidated subsidiaries.

General

We are a provider of multiple truckload transportation services, which generally involve the movement of full trailer or container loads of freight from origin to destination for a single customer. We use our nationwide network of service centers, one of the country's largest company-owned tractor fleets, as well as access to the fleets of thousands of third-party equipment providers, to provide significant capacity and a broad range of solutions to truckload shippers. Our services include dry van truckload, temperature-controlled truckload, and dedicated truckload services, drayage services between ocean ports or rail ramps and shipping docks, rail intermodal services, and truckload freight brokerage services. Through our asset-based and non-asset-based operations, we are able to transport, or arrange for the transportation of, general commodities for customers throughout the United States and parts of Canada and Mexico.

We were founded as a provider of dry van truckload services. In 2004, we took the first step towards our strategy of providing truckload shippers with a diversified range of truckload solutions with the creation of Knight Refrigerated, LLC. In 2005, we created Knight Brokerage, LLC, which has developed relationships with thousands of carriers wherein they provide their third-party owned assets for truckload services to our customers. In 2008, we further enhanced our services by creating Knight Port Services, LLC (formerly known as Knight Intermodal, LLC), which provides environmentally friendly coastal drayage services with 2007 and 2010 U.S. EPA compliant engines. Most recently in 2010, we advanced our objective to grow services with the addition of our rail intermodal services offered through our Knight Intermodal operation. We believe that this diversified customer offering strategically positions us for growth with existing and new truckload shipping customers.

In the past, we identified two reportable segments comprised of an asset-based segment and a non-asset-based segment. As we broaden the range of our truckload solutions for our customers across multiple service offerings and transportation modes, we assess the impact of these changes on our determination of operating and reportable segments. Based on the guidance set forth in Accounting Standards Codification ("ASC") Sub-Topic 280-10, Segment Reporting, we have determined that we have one reportable segment as all five operating segments meet all of the aggregation criteria. Based on our 2011 evaluation, we concluded that all operating segments exhibit similar long-term economic characteristics, have similar performance indicators, and are exposed to the same competitive, operating, financial, and other risk factors.

Operations

Our operating strategy is to gain truckload market share by leveraging our services, relationships, and service center network, and to improve asset productivity through enhanced technology and market knowledge, while maintaining an extreme focus on cost. To achieve these goals, we operate primarily in high-density, predictable freight lanes in select geographic regions, and attempt to develop and expand our customer base around each of our service centers by providing multiple truckload alternatives for our customer. This operating strategy allows us to take advantage of the large amount of truckload freight transported in North America. Our decentralized service centers enable us to better serve our customers and work more closely with our driving associates. We operate a modern fleet to appeal to drivers and customers, decrease maintenance expenses and downtime, and enhance our operating efficiencies. We employ technology in a cost-effective manner to assist us in controlling operating costs and enhancing revenue. Our operating strategy for our non-asset-based activities is to match quality capacity with the shipping needs of our customers through the third-party capacity provided by our network of third-party truckload carriers and our rail providers. Our goal is to increase our market presence, both in existing operating regions and in other areas where we believe the freight environment meets our operating strategy, while seeking to achieve industry-leading operating margins and returns on investment.

Our operating strategy includes the following important elements:

Regional Service Centers. While our corporate headquarters is in Phoenix, Arizona, our operations are decentralized and handled in our service centers located throughout the country. We believe that regional operations offer several advantages, including:

• obtaining greater freight volumes;
• achieving higher revenue per mile by focusing on high-density freight lanes to minimize non-revenue miles;
• enhancing safety and driver development and retention;
• enhancing our ability to provide a high level of service and consistent capacity to our customers; and
• enhancing accountability for performance and growth.

Operating Efficiencies. Our company was founded on a philosophy of maintaining operating efficiencies and controlling costs. We focus on operating in particular geographical markets. This approach allows us to concentrate our marketing efforts to achieve higher penetration of our targeted service areas. We maintain a modern tractor and trailer fleet in order to obtain operating efficiencies and attract and retain drivers. A generally compatible fleet of tractors and trailers simplifies our maintenance procedures and reduces parts supplies. We regulate vehicle speed in order to maximize fuel efficiency, reduce wear and tear, and enhance safety. We continue to update our fleet with more fuel-efficient post-2010 EPA emission compliant engines, install aerodynamic devices on our tractors, and equip our trailers with trailer blades, which lead to meaningful improvements in fuel efficiency.

Customer Service. We offer a high level of service to our customers, and we seek to establish ourselves as a preferred truckload solutions provider for our customers. We provide truckload capacity for customers in high-density lanes where we can provide them with a high level of service. Our services include dry van truckload, temperature-controlled truckload, and dedicated truckload services, drayage services between ocean ports or rail ramps and shipping docks, rail intermodal services, and truckload freight brokerage services, multiple stop pick-ups and deliveries, dedicated equipment and personnel, on-time pickups and deliveries within narrow time frames, specialized driver training, and other services.

We price our services commensurately with the level of service our customers require and the conditions in market demand. By providing customers a high level of service, we believe we avoid competing solely on the basis of price.

Using Technology that Enhances Our Business. We purchase and deploy technology when we believe that it will allow us to operate more safely, securely, and efficiently and the investment is cost-justified. We use a satellite-based tracking and communication system to communicate with our drivers, to obtain load position updates, to manage our fleets, and to provide our customers with freight visibility. We have installed Qualcomm's satellite-based tracking technology in substantially all of our tractors, which allows us to rapidly respond to customer needs and facilitates efficient communications between our drivers and service centers. The majority of our trailers are equipped with VeriWise trailer-tracking technology that allows us to more effectively manage our trailers. We have purchased and developed software for our non-asset-based businesses that provides greater visibility to capacity of our third party providers and enhances our ability to provide our customers solutions with a high level of service. We have automated many of our back-office functions, and we continue to invest in technology where it allows us to better serve our customers and improve efficiency.

Growth Strategy

Our growth strategy is focused on the following key areas:

Expanding existing service centers. Historically, a substantial portion of our revenue growth has been generated by our expansion into new geographic regions through the opening of additional service centers. Although we continue to seek opportunities to further increase our business in this manner, our primary focus is on developing and expanding our existing service centers by strengthening our customer relationships, adding new customers, and expanding the range of truckload solutions offered from these service centers.

Strengthening our customer relationships. We market our services to both existing and new customers in freight lanes that complement our existing operations. We seek customers who will diversify our freight base. We market our dry van truckload, temperature-controlled truckload, dedicated, intermodal, and drayage services to existing customers who may have need for, but do not currently use us for, multiple services.

Diversifying our service offerings. Each of our truckload service offerings produced revenue growth in 2011. These offerings contribute meaningfully to our results and reflect our strategy to bring complementary services to our customers to assist them with their supply chain objectives. We plan to continue to leverage our nationwide footprint and expertise of providing synergies and adding value to our customers through our diversified service offerings.

Opportunities to make selected acquisitions. We are regularly evaluating acquisition opportunities. Since 1999, we have acquired four short-to-medium haul truckload carriers or have acquired substantially all of the trucking assets of such carriers. Although our primary focus for growth is internal, we continue to evaluate acquisition opportunities.

We are one of the few large scale truckload transportation providers that continues to convert top line revenue growth into increased capacity in its tractor fleet. We believe we have the service center network, systems capability, and management capacity to support substantial growth. We have established a geographically diverse network that can support a substantial increase in freight volumes, organic or acquired. Our network and business lines afford us the ability to provide many truckload solutions for our customers. We maintain the flexibility within our decentralized network to adapt to market conditions. We believe our unique mix of regional management, while centralizing certain business functions to leverage the collective economies of scale, allows us to develop future leaders with relevant operating experience, minimize the diseconomies of scale that can come with size, take advantage of regional knowledge, and manage our business with a high level of performance accountability.

Marketing and Customers

Our marketing mission is to be a strategic truckload capacity partner for our customers by providing truckload transportation solutions customizable to the unique needs of our customers. We deliver these capacity solutions through our network of owned assets, contracted independent contractors, third-party carriers, and our rail providers. The diverse and premium services we offer provide a comprehensive approach to providing supply chain solutions to our customers.

Our sales and marketing leaders are members of our senior management team, who are assisted by other sales professionals. Our sales team emphasizes our high level of service, our ability to accommodate a variety of customer needs, our ability to provide consistent capacity, and our financial strength.

We strive to maintain a diversified customer base. For the year ended December 31, 2011, our top 25 customers represented approximately 41% of revenue; our top 10 customers represented approximately 25% of revenue; and our top 5 customers represented approximately 17% of revenue. No single customer represented more than 5% of revenue in 2011. Most of our truckload carriage contracts are cancelable on 30 days' notice.

To be responsive to the needs of our customers and drivers, we offer dedicated services, in which we assign particular drivers and equipment to prescribed routes. This can provide customers a guaranteed source of capacity, and level of service. Our dedicated fleet services may provide a significant part of a customer's transportation requirements. Under a dedicated carriage service agreement, we can provide drivers, equipment and maintenance, and, in some instances, transportation management services that supplement the customer's in-house transportation department.

Each of our service centers is linked to our corporate information system in our Phoenix headquarters. The capabilities of this system enhance our operating efficiency by providing cost effective access to detailed information concerning equipment, shipment status, and specific customer requirements. The system also enables us to respond promptly and accurately to customer requests and assists us in matching available equipment with customer loads. Additionally, our customers can track shipments and obtain copies of shipping documents via the Internet. We also provide electronic data interchange services to shippers desiring such service.

Drivers, Other Employees, and Independent Contractors

As of December 31, 2011, we had 4,682 employees, of which 3,817 were drivers. None of our employees are subject to a union contract.

Our decentralized operating model creates an environment where our employees are able to learn the many aspects of truckload transportation and demonstrate their talents, entrepreneurial spirit, and commitment. We believe that the depth of our employee talent within our service center network is one of our competitive advantages. Our front-line employees bring a high level of commitment to our customers and drivers, while leveraging the substantial resource of our national network.

The recruitment, training, and retention of safe and qualified drivers are essential to support our continued growth and to meet the service requirements of our customers. We hire drivers who meet our objective guidelines relating primarily to their safety history, road test evaluations, and other personal evaluations, including physical examinations and mandatory drug and alcohol testing. In order to attract and retain safe drivers who are committed to the highest level of customer service, we build our operations for drivers around a team environment. We provide late model and comfortable equipment, direct communication with senior management, competitive wages and benefits, and other incentives designed to encourage driver safety, retention, and long-term employment. Drivers are recognized for providing superior service and developing good safety records.

In 2008, we launched a wholly-owned subsidiary, Squire Transportation, LLC. Squire is our asset-based training company focused on developing skilled, productive, and safe drivers. Squire's mission is to provide our drivers with the skills necessary to have a driving career with us. Squire is not a revenue-generating segment, as trainees enrolled in the training program are employees of the company. We believe Squire will continue to be very beneficial in terms of recruiting and retaining qualified drivers.

Our drivers are compensated on a per mile basis, based on the length of haul, and a predetermined number of miles. Drivers are also compensated for additional flexible services provided to our customers. Drivers and other employees are invited to participate in our 401(k) program and in our company-sponsored health, life, and dental plans. Certain employees, who meet eligibility criteria, also participate in our equity compensation plan.

We also maintain an independent contractor program. Because independent contractors provide their own tractors, the independent contractor program provides us an alternate method of obtaining additional revenue equipment. We intend to continue our use of independent contractors. As of December 31, 2011, we had 467 tractors owned and operated by independent contractors under contract. Independent contractors enter into a contract with us whereby the independent contractor provides the tractor and a driver to service the load offered to them. We pay independent contractors a fixed level of compensation based on a predetermined number of loaded and empty miles. We offer maintenance services to our independent contractors, although they are financially responsible for the costs, and pay for their own fuel. We provide trailers for each independent contractor. In certain instances, we provide financing to independent contractors to assist them in acquiring revenue equipment. These loans are secured by a lien on the revenue equipment. As of December 31, 2011, outstanding loans to independent contractors totaled approximately $1.3 million.

Revenue Equipment

As of December 31, 2011, we operated 3,509 company-owned tractors with an average age of 1.7 years. We also had under contract 467 tractors owned and operated by independent contractors. Our trailer fleet consisted of 8,986 53-foot long trailers with an average age of 5.3 years and includes 1,031 temperature-controlled trailers.

Growth of our tractor and trailer fleet is determined by market conditions and our experience and expectations regarding equipment utilization. In acquiring revenue equipment, we consider a number of factors, including economy, price, rate, environment, technology, warranty terms, manufacturer support, driver comfort, and resale value. We maintain strong relationships with our equipment vendors and the financial flexibility to react as market conditions dictate. In addition to being able to react to market conditions because of our financial flexibility, we believe we can react more fluidly to market conditions because our service centers function as smaller, decentralized operations.

We have adopted an equipment configuration that meets a wide variety of customer needs and facilitates customer shipping flexibility. We adhere to a comprehensive maintenance program that minimizes downtime and enhances the resale value of our equipment. We perform routine servicing and maintenance of our equipment at several of our service centers. Our current policy is to replace most of our tractors around 48 months after purchase and to replace our trailers over a five to ten year period. Changes in the current market for used tractors, regulatory changes, and difficult market conditions faced by tractor manufacturers, may result in price increases that may affect the period of time we operate our equipment.

In 2002, the Environmental Protection Agency ("EPA") implemented regulations limiting exhaust emissions. Regulations limiting exhaust emissions became more restrictive in 2007 and 2010. In part to offset the costs of compliance with these requirements, some manufacturers have significantly increased new equipment prices. Equipment prices may continue to increase as new emission standards released by the EPA are implemented. If new equipment prices increase more than anticipated, we may be required to increase our capital investments and depreciation expense and/or retain some of our equipment longer, with a resulting increase in maintenance expenses. To the extent we are unable to offset any such increases in expenses with rate increases or cost savings, our results of operations would be adversely affected.

Safety and Risk Management

We are committed to safe and secure operations. We conduct intensive orientation, including defensive driving training for all driving associates, which includes our company drivers, independent contractors, and trainees. We regularly communicate with driving associates to promote safety and instill safe work habits through effective use of various media and safety review sessions. We also regularly conduct safety training for our drivers, independent contractors, and non-driving personnel. We dedicate personnel and resources to ensure safe operation and regulatory compliance. We employ safety personnel whose primary responsibility is the administration of our safety programs. We employ technology to assist us in managing risks associated with our business. In addition, we have an innovative recognition program for driver safety performance and emphasize safety through our equipment specifications and maintenance programs. Our Corporate Directors of Safety review all accidents and report weekly to the Vice President of Safety and Risk Management.

We require prospective drivers to meet higher qualification standards than those required by the United States Department of Transportation ("DOT"). The DOT requires drivers to obtain commercial drivers' licenses and also requires that we perform drug and alcohol testing that meets DOT regulations. Our program includes pre-employment, random, and post-accident drug testing and all other testing required by the DOT. We are authorized by the DOT to haul hazardous materials. We require any driver who transports hazardous materials to have the proper endorsement and to be regularly trained as prescribed by DOT regulations.

The primary claims arising in our business consist of auto liability, including personal injury, property damage, physical damage, and cargo loss. We are insured against auto liability claims under a self-insured retention ("SIR") policy. For the policy year February 1, 2011 to January 31, 2012, our SIR was $2.0 million with no responsibility for "aggregate" losses. For the policy period February 1, 2012 to January 31, 2013 our SIR is $2.0 million and we are responsible for additional $1.0 million in "aggregate" losses. In the past, our retention generally ranged from $1.0 million to $2.0 million per occurrence, plus "aggregate" losses of up to $1.5 million. We have secured excess liability coverage up to $55.0 million per occurrence. We also carry a $2.5 million dollar aggregate deductible for any loss or losses that rise to the excess coverage layer.

We are self-insured for workers' compensation claims up to a maximum limit of $500,000 per occurrence. We also maintain primary and excess coverage for employee medical expenses and hospitalization, with self-insured retention of $225,000 per claimant.

Competition

The trucking industry is highly competitive and fragmented. We compete primarily with other truckload carriers, and logistics providers, as well as railroads and air freight providers. We also compete with other motor carriers for the services of drivers, independent contractors, and management employees. A number of our competitors have greater financial resources, own more equipment, and carry a larger volume of freight than we do. We believe that the principal competitive factors in our business are service, pricing (rates), the availability and configuration of equipment that meets a variety of customers' needs, and our availability to provide multiple solutions to our customers.

The operating environment of the trucking industry has been especially challenging over the last three years. While freight demand remained consistent throughout most of 2010, the market softened towards the end of the year, and we experienced a weaker than usual first quarter of 2011, particularly in the West Coast. However, we experienced improved freight demand with each subsequent quarter of 2011.

Although we continue to see modest improvements in the general economic environment, there continues to be evidence that many truckload carriers are challenged with weak balance sheets, aging fleets, and rising costs. We expect the challenging truckload market to yield opportunities to continue to capture market share over time. We believe we are well-positioned to gain market share in the current environment and thrive as the market improves when truckload capacity decreases and/or freight demand increases.

Regulation

Our operations are regulated and licensed by various government agencies. Our company drivers and independent contractors also must comply with the safety and fitness regulations of the DOT, including those relating to drug and alcohol testing and hours-of-service. Weight and equipment dimensions also are subject to government regulations. We also may become subject to new or more restrictive regulations relating to emissions, drivers' hours-of-service, driver eligibility, electronic, on-board recorders, collective bargaining, ergonomics, or other matters affecting safety or operating methods. Other agencies, such as the EPA and the Department of Homeland Security ("DHS"), also regulate our equipment, operations, and drivers.

The DOT, through the Federal Motor Carrier Safety Administration ("FMCSA"), imposes safety and fitness regulations on us and our drivers. In December of 2011, the FMCSA issued a final rule that placed additional limits on the amount of time drivers may operate a commercial motor vehicle. The FMCSA preserved the current 11-hour daily driving limit, but indicated that this daily limit may be revisited in the future. The rule proscribed two new requirements regarding driving hours. First, drivers must take 30 minute breaks after 8 hours of consecutive driving. Second, the rule reduced the total hours a driver is permitted to work during each week from 82 to 70.

The new rule also modified the requirements for when the weekly hours-of-service limit can be reset by having the driver refrain from working for a period of 34 hours, known as a "34-hour restart." While there were previously no conditions limiting the use of 34-hour restart periods, the new rule requires that a 34-hour restart may only be used once per week and only after the driver has observed two rest periods between 1 a.m. and 5 a.m. The new rule also adjusted the definition of "off-duty time" to exclude from hourly limits driver time spent in a parked vehicle. Finally, the rule defined what violations of hours-of-service rules are considered "egregious," and provided for enhanced penalties to carriers for when such violations occur.

We are unable to predict the impact that the new hours-of-service rules may have, how a court may rule on challenges to such rules, and to what extent the FMCSA might attempt to materially revise the rules. On the whole, however, we believe that the new rules will decrease productivity and cause some loss of efficiency, as drivers and shippers may need to be retrained, computer programming may require modifications, additional drivers may need to be employed or engaged, additional equipment may need to be acquired, and some shipping lanes may need to be reconfigured. We are also unable to predict the effect of any new rules that might be proposed if the issued rule is stricken by a court, but any such proposed rules could increase costs in our industry or decrease productivity.

The FMCSA's new Comprehensive Safety Analysis 2010 ("CSA") initiative introduced a new enforcement and compliance model that ranks both fleets and individual drivers on certain safety-related standards. Please refer to "Risk Factors" for more information regarding CSA.

The FMCSA also is considering revisions to the existing rating system and the safety labels assigned to motor carriers evaluated by the DOT. We currently have a satisfactory DOT rating, which is the highest available rating under the current safety rating scale. Under the revised rating system being considered by the FMCSA, our safety rating would be evaluated more regularly, and our safety rating would reflect a more in-depth assessment of safety-based violations.

Finally, the FMCSA has proposed new rules that will require nearly all carriers, including us, to install and use electronic, on-board recorders in their tractors (paperless logs) to electronically monitor truck miles and enforce hours-of-service. We have proactively installed electronic, on-board recorders on almost all of our company tractors. While there may be some impact on utilization, we believe that the on-board recorders may facilitate increased efficiencies that would mitigate the impact on utilization.

The Transportation Security Administration ("TSA") has adopted regulations that require a determination by the TSA that each driver who applies for or renews his or her license for carrying hazardous materials is not a security threat. This could reduce the pool of qualified drivers, which could require us to increase driver compensation, limit our fleet growth, or result in trucks sitting idle. These regulations also could complicate the matching of available equipment with hazardous material shipments, thereby increasing our response time on customer orders and our non-revenue miles. As a result, it is possible we may fail to meet the needs of our customers or may incur increased expenses to do so.

Tax and other regulatory authorities have in the past sought to assert that independent contractor drivers in the trucking industry are employees rather than independent contractors, and our classification of independent contractors has been the subject of audits by such authorities from time-to-time. Federal legislators have introduced legislation in the past to make it easier for tax and other authorities to reclassify independent contractor drivers as employees, including legislation to increase the recordkeeping requirements for employers of independent contractor drivers and to heighten the penalties of employers who misclassify their employees and are found to have violated employees' overtime and/or wage requirements. Additionally, federal legislators have sought to abolish the current safe harbor allowing taxpayers meeting certain criteria to treat individuals as independent contractors if they are following a long-standing, recognized practice. Taxing and other regulatory authorities and courts apply a variety of standards in their determination of independent contractor status. If our independent contractor drivers are determined to be our employees, we would incur additional exposure under federal and state tax, workers' compensation, unemployment benefits, labor, employment, and tort laws, including for prior periods, as well as potential liability for employee benefits and tax withholdings.

Certain states and municipalities continue to restrict the locations and amount of time where diesel-powered tractors, such as ours, may idle, in order to reduce exhaust emissions. These restrictions could force us to alter our drivers' behavior, purchase on-board power units that replaces the engine power and eliminates idling, or face a decrease in productivity.

We are subject to various environmental laws and regulations dealing with the hauling and handling of hazardous materials, fuel storage tanks, emissions from our vehicles and facilities, engine idling, discharge and retention of storm water, and other environmental matters that involve inherent environmental risks. We maintain bulk fuel storage and fuel islands at several of our service centers. Our operations involve the risks of fuel spillage or seepage, environmental damage, and hazardous waste disposal, among others. Although we have instituted programs to monitor and control environmental risks and promote compliance with applicable environmental laws and regulations, if we are involved in a spill or other accident involving hazardous substances, if there are releases of hazardous substances we transport, or if we are found to be in violation of applicable laws or regulations, we could be subject to liabilities, including substantial fines or penalties or civil and criminal liability, any of which could have a materially adverse effect on our business and operating results. As part of our safety and risk management program, we periodically perform internal environmental reviews so we can achieve environmental compliance and avoid environmental risk. Our service centers and processes are designed to contain and properly dispose of hazardous substances and petroleum products which could be used or generated in connection with our business. We transport a small amount of environmentally hazardous materials and, to date, have experienced no significant claims for hazardous materials shipments.

EPA regulations limiting exhaust emissions became effective in 2002 and became more restrictive for engines manufactured in 2007 and again for engines manufactured after January 1, 2010. In May of 2010, an executive memorandum was adopted directing the National Highway Traffic Safety Administration ("NHTSA") and the EPA to develop new, stricter fuel-efficiency standards for heavy tractors. In August of 2011, the EPA released fuel economy standards for heavy trucks for the first time. These standards will require a fuel economy improvement of approximately 20% by 2018, starting with the 2014 model year. California adopted new performance requirements for diesel tractors, with targets to be met between 2011 and 2023. In December 2008, California also adopted new trailer regulations, which require all 53-foot or longer box-type trailers that operate at least some of the time in California (no matter where they are registered) to meet specific aerodynamic efficiency requirements when operating in California. Beginning January 1, 2010, model year 2011 and newer 53-foot or longer box-type trailers subject to the California regulations were required to be either SmartWay certified or equipped with low-rolling, resistance tires and retrofitted with SmartWay-approved, aerodynamic technologies. Beginning December 31, 2012, pre-2011 model year 53-foot or longer box-type trailers must meet the same requirements as 2011 model year and newer trailers or have prepared and submitted a compliance plan, based on fleet size, which allows them to phase in their compliance over time. Federal and state lawmakers also have proposed potential limits on carbon emissions under a variety of climate-change proposals. Compliance with such regulations has increased the cost of our new tractors, may increase the cost of any new trailers that will operate in California, may require us to retrofit certain of our pre-2011 model year trailers that operate in California, and could impair equipment productivity and increase our operating expenses. These adverse effects, combined with the uncertainty as to the reliability of the newly-designed, diesel engines and the residual values of these vehicles, could materially increase our costs or otherwise adversely affect our business or operations.

In addition, increasing efforts to control emissions of greenhouse gases are likely to have an impact on us. The EPA has announced a finding relating to greenhouse gas emissions that may result in promulgation of greenhouse gas air quality standards. Federal and state lawmakers have also considered a variety of climate-change proposals. New greenhouse gas regulations could increase the cost of new tractors, impair productivity, and increase our operating expenses.

Seasonality

Results of operations in the transportation industry frequently show a seasonal pattern. Continued expansion of our operations throughout the United States could expose us to greater operating variances due to periodic seasonal weather in various regions, which variance could have a materially adverse effect on our operations.

Acquisitions, Investments, and Dispositions

We regularly examine investment opportunities in areas related to the transportation industry. Our investment strategy is to invest in businesses that will strengthen our overall position in the transportation industry, minimize our exposure to start-up risk, and provide us with an opportunity to realize a substantial return on our investment. Since 1999, we have acquired four short-to-medium haul truckload carriers or have acquired substantially all of the trucking assets of such carriers, including: Phoenix, Arizona-based Roads West Transportation, Inc., acquired in 2006; Idaho Falls, Idaho-based Edwards Bros., Inc., acquired in 2005; Gulfport, Mississippi-based John Fayard Fast Freight, Inc., acquired in 2000; and Corsicana, Texas-based Action Delivery Service, Inc., acquired in 1999. Although most of our growth has been internal, we continue to evaluate acquisition opportunities.

In 2003, we signed a partnership agreement with Transportation Resource Partners, LP ("TRP"), a company that makes privately negotiated equity investments. Per the original partnership agreement, we committed to invest $5.0 million out of approximately $260.0 million. In early 2006, we increased the commitment amount to $5.5 million. Our investment in TRP is accounted for using the cost method as our level of influence over the operations of TRP is minor. In 2011, we received $115,000 earn-out for a TRP portfolio company that was sold in 2010, which resulted a $1.3 million gain in the year of the sale. The distribution received in 2011 was recognized as income in the current year. We also recorded a $960,000 impairment in 2010 for an other-than-temporary loss in investment on the remaining TRP portfolio. At December 31, 2011, the carrying book balance of our investment in TRP was $2.2 million, and our ownership interest was approximately 2.0%.

In 2008, we formed Knight Capital Growth, LLC and committed $15.0 million to invest in a new partnership managed and operated by the managers and principals of TRP. The new partnership, Transportation Resource Partners III, LP ("TRP III"), is focused on similar investment opportunities as TRP. As of December 31, 2011, we have contributed approximately $5.2 million to TRP III. Our outstanding commitment to TRP III was approximately $9.8 million as of December 31, 2011. Our investment in TRP III is accounted for using the equity method. In 2011, we recorded a gain of $74,000 in our investment in TRP III, compared to a $319,000 loss for the same period in 2010. At December 31, 2011, our investment balance in TRP III was approximately $4.9 million, and our ownership interest was approximately 6.1%.

In 2009, our management consulting subsidiary, Knight Management Services, Inc. ("KMS"), entered into a consulting agreement with a truckload carrier ("Carrier"). In conjunction with the execution of the consulting agreement, the Company's investment subsidiary, Knight Capital Growth, LLC, negotiated an option agreement to purchase first 49%, then the remaining 51%, of the Carrier's outstanding stock. In the fourth quarter of 2010, Knight Capital Growth agreed to terminate these options without consideration.

In 2010, we invested $5.0 million in marketable equity securities classified as available-for-sale securities. As of December 31, 2011, taking into account 2011 activity, our available-for-sale equity investment balance included in "Other long-term assets and restricted cash" was approximately $4.2 million, including net unrealized losses of $455,000 for the year.

Other Information

We were incorporated in 1989 and our headquarters are located at 5601 West Buckeye Road, Phoenix, Arizona 85043. This Annual Report on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K, and all other reports filed with the Securities and Exchange Commission ("SEC") pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") can be obtained free of charge by visiting our website at www.knighttrans.com. Information contained on our website is not incorporated into this Annual Report on Form 10-K, and you should not consider information contained on our website to be part of this report.

RISK FACTORS

Our future results may be affected by a number of factors over which we have little or no control. The following discussion of risk factors contains forward-looking statements as discussed above. The following issues, uncertainties, and risks, among others, should be considered in evaluating our business and growth outlook.

Our business is subject to general economic and business factors affecting the trucking industry that are largely out of our control, any of which could have a materially adverse effect on our operating results.

Our business is dependent on a number of factors that may have a materially adverse effect on our results of operations, many of which are beyond our control. Some of the most significant of these factors are recessionary economic cycles, changes in customers' inventory levels, excess tractor or trailer capacity in comparison with shipping demand, and downturns in customers' business cycles. Economic conditions, particularly in market segments and industries where we have a significant concentration of customers and in regions of the country where we have a significant amount of business, that decrease shipping demand or increase the supply of tractors and trailers can exert downward pressure on rates or equipment utilization, thereby decreasing asset productivity. Adverse economic conditions also may harm our customers and their ability to pay for our services. Customers encountering adverse economic conditions represent a greater potential for loss, and we may be required to increase our allowance for doubtful accounts.

We also are subject to increases in costs and other events that are outside of our control that could materially reduce our profitability if we are unable to increase our rates sufficiently. Such cost increases include, but are not limited to, fuel prices, taxes, tolls, license and registration fees, insurance, revenue equipment, and healthcare for our employees. We could be affected by strikes or other work stoppages at our service centers or at customer, port, border, or other shipping locations. Changing impacts of regulatory measures could impair our operating efficiency and productivity and result in higher operating costs. In addition, declines in the resale value of revenue equipment can affect our profitability and cash flows.

In addition, we cannot predict the effects on the economy, fuel prices, or consumer confidence of actual or threatened armed conflicts or terrorist attacks, efforts to combat terrorism, military action against a foreign state or group located in a foreign state, or heightened security requirements. Enhanced security measures could impair our operating efficiency and productivity and result in higher operating costs.

Our growth may not continue at historical rates.

Although we experienced significant and rapid growth in revenue and profits since the inception of our business in 1990, our growth slowed in recent years until rebounding in 2011. There can be no assurance that our business will grow substantially or without volatility. Moreover, we may not be able to effectively adapt our management, administrative, and operational systems to respond to any future growth. Further, there can be no assurance that our operating margins will not be adversely affected by future changes in and expansion of our business or by changes in economic conditions.

In addition to our service centers in Phoenix, Arizona, we have established service centers throughout the United States in order to serve markets in various regions. These regional operations require the commitment of additional personnel and/or revenue equipment, as well as management resources, for future development. Should the growth in our regional operations slow or stagnate, the results of our operations could be adversely affected. As we continue to expand, it may become more difficult to identify large cities that can support a service center, and we may expand into smaller cities where there is less economic activity and room for growth and fewer driver and non-driver personnel to support the service center. We may encounter operating conditions in these new markets that differ substantially from those previously experienced. We may not be able to duplicate our regional operating strategy successfully throughout the

United States, or perhaps outside the United States, and it might take longer than expected or require a more substantial financial commitment than anticipated. In addition, the commencement of operations outside our existing lines of business is subject to the risks inherent in entering new lines of business, including, but not limited to: unfamiliarity with pricing, service, operational, and liability issues; the risk that customer relationships may be difficult to obtain or that we may have to reduce rates to gain customer relationships; the risk that the specialized equipment may not be adequately utilized; and the risk that claims may exceed our past experience.

Ongoing insurance and claims expenses could significantly reduce our earnings.

Our future insurance and claims expense might exceed historical levels, which could reduce our earnings. We self-insure for a portion of our claims exposure resulting from workers' compensation, auto liability, general liability, cargo and property damage claims, as well as employees' health insurance. We also are responsible for our legal expenses relating to such claims. We reserve for anticipated losses and expenses. We periodically evaluate and adjust our claims reserves to reflect our experience. However, ultimate results may differ from our estimates, which could result in losses over our reserved amounts.

We maintain insurance above the amounts for which we self-insure with licensed insurance carriers. Although we believe the aggregate insurance limits should be sufficient to cover reasonably expected claims, it is possible that one or more claims could exceed our aggregate coverage limits. Insurance carriers have raised premiums for many businesses, including trucking companies. As a result, our insurance and claims expense could increase, or we could raise our self-insured retention when our policies are renewed or replaced. If these expenses increase, if we experience a claim in excess of our coverage limits, if our insurance carriers fail to pay on our insurance claims, or if we experience a claim for which coverage is not provided, our results of operations and financial condition could be materially and adversely affected.

We have significant ongoing capital requirements that could affect our profitability if we are unable to generate sufficient cash from operations and obtain financing on favorable terms.

The truckload industry is capital intensive, and our policy of operating newer equipment requires us to expend significant amounts annually. We expect to pay for projected capital expenditures with cash flows from operations. If we are unable to generate sufficient cash from operations, we would need to seek alternative sources of capital, including financing, to meet our capital requirements. In the event that we are unable to generate sufficient cash from operations or obtain financing on favorable terms in the future, we may have to limit our fleet size, enter into less favorable financing arrangements, or operate our revenue equipment for longer periods, any of which could have a materially adverse effect on our profitability.

Increased prices and reduced efficiency relating to new revenue equipment may adversely affect our earnings and cash flows.

We are subject to risk with respect to higher prices for new tractors. Prices may increase, for among other reasons, due to increases in commodity prices and government regulations applicable to newly manufactured tractors and diesel engines and due to the pricing power among equipment manufacturers. In addition, the engines used in our newer tractors are subject to emissions control regulations issued by the EPA. The regulations require reductions in exhaust emissions from diesel engines manufactured beginning in 2010. Compliance with such regulations has increased the cost of our new tractors and could impair equipment productivity and increase our operating expenses. These adverse effects, combined with the uncertainty as to the reliability of the vehicles equipped with the newly designed diesel engines and the residual values realized from the disposition of these vehicles, could increase our costs or otherwise adversely affect our business or operations as the regulations become effective. Over the past several years, some manufacturers have significantly increased new equipment prices, in part to meet new engine design requirements.

We have trade-in and/or repurchase commitments that specify, among other things, what our primary equipment vendors will pay us for disposal of a substantial portion of our revenue equipment. The prices we expect to receive under these arrangements may be higher than the prices we would receive in the open market. We may suffer a financial loss upon disposition of our equipment if these vendors refuse or are unable to meet their financial obligations under these agreements, if we fail to enter into definitive agreements that reflect the terms we expect, if we fail to enter into similar arrangements in the future, or if we do not purchase the required number of replacement units from the vendors.

If fuel prices increase significantly, our results of operations could be adversely affected.

Our operations are dependent upon diesel fuel. Prices and availability of petroleum products are subject to political, economic, weather related, and market factors that are generally outside our control and each of which may lead to an increase in the cost of fuel. Because our operations are dependent upon diesel fuel, significant increases in diesel fuel costs could materially and adversely affect our results of operations and financial condition if we are unable to pass increased costs on to customers through rate increases or fuel surcharges. Fuel also is subject to regional pricing differences and often costs more on the West Coast, where we have significant operations. We use a fuel surcharge program to recapture a portion of the increases in fuel prices over a base rate negotiated with our customers. Our fuel surcharge program does not protect us against the full effect of increases in fuel prices. The terms of each customer's fuel surcharge program vary and customers may seek to modify the terms of their fuel surcharge programs to minimize recoverability for fuel price increases. A failure to improve our fuel price protection through these measures, increases in fuel prices, or a shortage of diesel fuel, could materially and adversely affect our results of operations.

Difficulty in driver and independent contractor recruitment and retention may have a materially adverse effect on our business.

Difficulty in attracting or retaining qualified drivers, including independent contractors, could have a materially adverse effect on our growth and profitability. Our industry periodically experiences a shortage of qualified drivers, particularly during periods of economic expansion, in which alternative employment opportunities are more plentiful. In addition, CSA and stricter hours-of-service limitations in the future may reduce effective driving capacity in our industry. Our independent contractors are responsible for paying for their own equipment, fuel, and other operating costs, and significant increases in these costs could cause them to seek higher compensation from us or seek other opportunities within or outside the trucking industry. If a shortage of drivers were to occur, or if we were unable to continue to attract and contract with independent contractors, we could be forced to, among other things, limit our growth, increase the number of our tractors without drivers (which would lower our profitability), or further adjust our driver compensation package, which could adversely affect our profitability if not offset by a corresponding increase in rates.

If our independent contractor drivers are deemed by regulators or judicial process to be employees, our business and results of operations could be adversely affected.

Tax and other regulatory authorities have in the past sought to assert that independent contractor drivers in the trucking industry are employees rather than independent contractors. Federal legislators have introduced legislation in the past to make it easier for tax and other authorities to reclassify independent contractor drivers as employees, including legislation to increase the recordkeeping requirements for employers of independent contractor drivers and to heighten the penalties of employers who misclassify their employees and are found to have violated employees' overtime and/or wage requirements. Additionally, federal legislators have sought to abolish the current safe harbor allowing taxpayers meeting certain criteria to treat individuals as independent contractors if they are following a long-standing, recognized practice, extend the Fair Labor Standards Act to independent contractors, and impose notice requirements based upon employment or independent contractor status and fines for failure to comply. Some states have put initiatives in place to increase their revenues from items such as unemployment, workers' compensation, and income taxes, and a reclassification of independent contractor drivers as employees would help states with this initiative. Taxing and other regulatory authorities and courts apply a variety of standards in their determination of independent contractor status. If our independent contractor drivers are determined to be our employees, we would incur additional exposure under federal and state tax, workers' compensation, unemployment benefits, labor, employment, and tort laws, including for prior periods, as well as potential liability for employee benefits and tax withholdings.

We operate in a highly regulated industry, and changes in existing regulations or violations of existing or future regulations could have a materially adverse effect on our operations and profitability.

We operate in the United States pursuant to operating authority granted by the DOT. Our company drivers and independent contractors also must comply with the safety and fitness regulations of the DOT, including those relating to drug and alcohol testing and hours-of-service. Weight and equipment dimensions also are subject to government regulations. We also may become subject to new or more restrictive regulations relating to exhaust emissions, drivers' hours-of-service, ergonomics, on-board reporting of operations, collective bargaining, security at ports, and other matters affecting safety or operating methods.

The DOT, through the Federal Motor Carrier Safety Administration ("FMCSA"), imposes safety and fitness regulations on us and our drivers. In December of 2011, the FMCSA issued a final rule that placed additional limits on the amount of time drivers may operate a commercial motor vehicle. The FMCSA preserved the current 11-hour daily driving limit, but indicated that this daily limit may be revisited in the future. The rule proscribed two new requirements regarding driving hours. First, drivers must take 30 minute breaks after 8 hours of consecutive driving. Second, the rule reduced the total hours a driver is permitted to work during each week from 82 to 70.

The new rule also modified the requirements for when the weekly hours-of-service limit can be reset by having the driver refrain from working for a period of 34 hours, known as a "34-hour restart." While there were previously no conditions limiting the use of 34-hour restart periods, the new rule requires that a 34-hour restart may only be used once per week and only after the driver has observed two rest periods between 1 a.m. and 5 a.m. The new rule also adjusted the definition of "off-duty time" to exclude from hourly limits driver time spent in a parked vehicle. Finally, the rule defined what violations of hours-of-service rules are considered "egregious," and provided for enhanced penalties to carriers for when such violations occur.

We are unable to predict the impact that the new hours-of-service rules may have, how a court may rule on challenges to such rules, and to what extent the FMCSA might attempt to materially revise the rules. On the whole, however, we believe that the new rules will decrease productivity and cause some loss of efficiency, as drivers and shippers may need to be retrained, computer programming may require modifications, additional drivers may need to be employed or engaged, additional equipment may need to be acquired, and some shipping lanes may need to be reconfigured. We are also unable to predict the effect of any new rules that might be proposed if the issued rule is stricken by a court, but any such proposed rules could increase costs in our industry or decrease productivity.

Failures to comply with DOT safety regulations or downgrades in our safety rating could have a material adverse impact on our operations or financial condition. A downgrade in our safety rating could cause us to lose the ability to self-insure. The loss of our ability to self-insure for any significant period of time would materially increase our insurance costs. In addition, we may experience difficulty in obtaining adequate levels of coverage in that event.

The FMCSA's CSA implemented a new enforcement and compliance model that ranks both fleets and individual drivers on certain safety-related standards. As discussed more fully below, CSA may reduce the number of eligible drivers and/or negatively impact our fleet ranking.

Additionally, the FMCSA has proposed new rules that will require nearly all carriers, including us, to install and use electronic, on-board recorders in our tractors to electronically monitor truck miles and enforce hours-of-service. Such installation could cause an increase in driver turnover, adverse information in litigation, cost increases, and decreased asset utilization.

Other agencies, such as the EPA and the DHS also regulate our equipment, operations, and drivers. Future laws and regulations may be more stringent, require changes in our operating practices, influence the demand for transportation services, or require us to incur significant additional costs. Higher costs incurred by us or by our suppliers who pass the costs onto us through higher prices could adversely affect our results of operations.

Federal, state, and municipal authorities have implemented and continue to implement various security measures, including checkpoints and travel restrictions on large trucks. The TSA has adopted regulations that require determination by the TSA that each driver who applies for or renews his license for carrying hazardous materials is not a security threat. This could reduce the pool of qualified drivers, which could require us to increase driver compensation, limit fleet growth, or let trucks sit idle. These regulations also could complicate the matching of available equipment with hazardous material shipments, thereby increasing our response time and our deadhead miles on customer shipments. As a result, it is possible that we may fail to meet the needs of our customers or may incur increased expenses to do so. These security measures could negatively impact our operating results.

From time-to-time, various federal, state, or local taxes are increased, including taxes on fuels. We cannot predict whether, or in what form, any such increase applicable to us will be enacted, but such an increase could adversely affect our profitability.

CSA could adversely affect our profitability and operations, our ability to maintain or grow our fleet, and our customer relationships.

Under CSA, drivers and fleets are evaluated and ranked based on certain safety-related standards. The methodology for determining a carrier's DOT safety rating has been expanded to include the on-road safety performance of the carrier's drivers. As a result, certain current and potential drivers may no longer be eligible to drive for us, our fleet could be ranked poorly as compared to our peers, and our safety rating could be adversely impacted. The occurrence of future deficiencies could cause high-quality drivers to seek other carriers or could cause our customers to direct their business away from us and to carriers with higher fleet rankings, either of which would adversely affect our results of operations. Additionally, competition for drivers with favorable safety rating may increase and thus provide for increases in driver-related compensation costs. Additionally, we may incur greater than expected expenses in our attempts to improve our scores or as a result of those scores.

Our operations are subject to various environmental laws and regulations, the violation of which could result in substantial fines or penalties.

Our operations are subject to various environmental laws and regulations dealing with the transportation, storage, presence, use, disposal and handling of hazardous materials, discharge of wastewater and storm water, and with waste oil and fuel storage tanks. Our truck terminals often are located in industrial areas where groundwater or other forms of environmental contamination could occur. Our operations involve the risks of fuel spillage or seepage, environmental damage, and hazardous waste disposal, among others. Certain of our facilities have waste oil or fuel storage tanks and fueling islands. A small percentage of our freight consists of low-grade hazardous substances, which subjects us to a wide array of regulations. Although we have instituted programs to monitor and control environmental risks and promote compliance with applicable environmental laws and regulations, if we are involved in a spill or other accident involving hazardous substances, if there are releases of hazardous substances we transport, if soil or groundwater contamination is found at our facilities or results from our operations, or if we are found to be in violation of applicable laws or regulations, we could be subject to cleanup costs and liabilities, including substantial fines or penalties or civil and criminal liability, any of which could have a materially adverse effect on our business and operating results.

EPA regulations limiting exhaust emissions became more restrictive in 2010. In May 2010, an executive memorandum was adopted directing the National Highway Traffic Safety Administration ("NHTSA") and the EPA to develop new, stricter fuel efficiency standards for heavy tractors, beginning in 2014. In August of 2011, the EPA released fuel economy standards for heavy trucks for the first time. These standards will require a fuel economy improvement of approximately 20% by 2018, starting with the 2014 model year. In December 2008, California adopted new performance requirements for diesel tractors, with targets to be met between 2011 and 2023. California also has adopted aerodynamics requirements for certain trailers. These regulations, as well as proposed regulations or legislation related to climate change that potentially impose restrictions, caps, taxes, or other controls on emissions of greenhouse gas, could adversely affect our operations and financial results. In addition, increasing efforts to control emissions of greenhouse gases are likely to have an impact on us. The EPA has announced a finding relating to greenhouse gas emissions that may result in promulgation of greenhouse gas emission limits. Federal and state lawmakers also are considering a variety of climate-change proposals. Compliance with such regulations could increase the cost of new tractors and trailers, impair equipment productivity, and increase operating expenses. These effects, combined with the uncertainty as to the operating results that will be produced by the newly designed diesel engines and the residual values of these vehicles, could increase our costs or otherwise adversely affect our business or operations.

Two of our service centers are located adjacent to environmental "superfund" sites. Although we have not been named as a potentially responsible party in either case, we are potentially exposed to claims that we may have contributed to environmental contamination in the areas in which we operate.

Our Phoenix service center is located on land identified as potentially having groundwater contamination resulting from the release of hazardous substances by persons who have operated in the general vicinity. The area has been classified as a state superfund site. We have been located at our Phoenix facility since 1990 and, during such time, have not been identified as a potentially responsible party with regard to the groundwater contamination, and we do not believe that our operations have been a source of groundwater contamination.

Our Indianapolis service center is located approximately one-tenth of a mile east of Reilly Tar and Chemical Corporation, a federal superfund site listed on the National Priorities List for cleanup. The Reilly site has known soil and groundwater contamination. There also are other sites in the general vicinity of our Indianapolis property that have known contamination. Environmental reports obtained by us have disclosed no evidence that activities on our Indianapolis property have caused or contributed to the area's contamination but it is possible that we could be responsible for cleanup costs regardless.

If we are involved in a spill or other accident involving hazardous substances, or if we are found to be in violation of applicable laws or regulations, it could have a materially adverse effect on our business and operating results. If we should fail to comply with applicable environmental regulations, we could be subject to substantial fines or penalties and to civil and criminal liability.

In order to reduce exhaust emissions and traffic congestion, some states and municipalities have begun to restrict the locations and amount of time where diesel-powered tractors, such as ours, may idle and/or travel. These restrictions could force us to alter our drivers' behavior and routes, purchase on-board power units that replaces the engine power and eliminates idling, or face a decrease in productivity.

Regulation or legislation related to climate change that potentially imposes restrictions, caps, taxes, or other controls on emissions of greenhouse gas could adversely affect our operations and financial results. More specifically, legislative or regulatory actions related to climate change could adversely impact the Company by increasing our fuel costs and reducing fuel efficiency and could result in the creation of substantial additional capital expenditures and operating costs in the form of taxes, emissions allowances, or required equipment upgrades. Any of these factors could impair our operating efficiency and productivity and result in higher operating costs.

We may not make acquisitions in the future, or if we do, we may not be successful in integrating the acquired company, either of which could have a materially adverse effect on our business.

Historically, acquisitions have been a part of our growth. There is no assurance that we will be successful in identifying, negotiating, or consummating any future acquisitions. If we fail to make any future acquisitions, our growth rate could be materially and adversely affected. Any acquisitions we undertake could involve the dilutive issuance of equity securities and/or incurring indebtedness. In addition, acquisitions involve numerous risks, including difficulties in assimilating the acquired company's operations, the diversion of our management's attention from other business concerns, risks of entering into markets in which we have had no or only limited direct experience, and the potential loss of customers, key employees, and drivers of the acquired company, all of which could have a materially adverse effect on our business and operating results. If we make acquisitions in the future, we cannot guarantee that we will be able to successfully integrate the acquired companies or assets into our business.

If we are unable to retain our key employees or find, develop, and retain service center managers, our business, financial condition, and results of operations could be adversely affected.

We are highly dependent upon the services of certain key employees, including, but not limited to: Kevin P. Knight, our Chairman of the Board and Chief Executive Officer; Gary J. Knight, our Vice Chairman of the Board; Keith T. Knight, our Chief Operating Officer; David A. Jackson, our President and Chief Financial Officer; and Kevin Quast, our Executive Vice President and Chief Operations Officer. We currently do not have employment agreements with any of these key employees, and the loss of any of their services could negatively impact our operations and future profitability. Additionally, we must, because of our regional operating strategy, continue to find, develop, and retain service center managers if we are to realize our goal of expanding our operations and continuing our growth. Failing to find, develop, and retain a core group of service center managers could have a materially adverse effect on our business.

We have several major customers, the loss of one or more of which could have a materially adverse effect on our business.

A significant portion of our revenue is generated from a number of major customers, the loss of one or more of which could have a materially adverse effect on our business. For the year ended December 31, 2011, our top 25 customers, based on revenue, accounted for approximately 41% of our revenue; our top 10 customers, approximately 25% of our revenue; and our top 5 customers, approximately 17% of our revenue. We operate in a highly competitive industry and generally do not have long-term contractual relationships with our customers. Accordingly, we cannot assure you that our customer relationships will continue as presently in effect. A reduction in or termination of our services by one or more of our major customers could have a materially adverse effect on our business and operating results.

We depend on third parties, particularly in our rail intermodal and brokerage businesses, and service instability from these providers could increase our operating costs and reduce our ability to offer rail intermodal and brokerage services, which could adversely affect our revenue, results of operations, and customer relationships.

Our rail intermodal business utilizes railroads and some third-party drayage carriers to transport freight for our customers. In most markets, rail service is limited to a few railroads or even a single railroad. Any reduction in service by the railroads with which we have, or in the future may have, relationships is likely to increase the cost of the rail-based services we provide and reduce the reliability, timeliness, and overall attractiveness of our rail-based intermodal services. Furthermore, railroads increase shipping rates as market conditions permit. Price increases could result in higher costs to our customers and reduce or eliminate our ability to offer intermodal services. In addition, we may not be able to negotiate additional contracts with railroads to expand our capacity, add additional routes, or obtain multiple providers, which could limit our ability to provide this service.

Our brokerage business is dependent upon the services of third-party capacity providers, including other truckload carriers. These third-party providers seek other freight opportunities and may require increased compensation in times of improved freight demand or tight trucking capacity. Our inability to secure the services of these third parties, or increases in the prices we must pay to secure such services, could have an adverse effect on our operations and profitability.

If our investment in Transportation Resource Partners is not successful, we may be forced to write off part or all of our investment, which could have a materially adverse effect on our operating results.

We have invested, either directly or indirectly through one of our wholly owned subsidiaries, in TRP and its related funds, which are companies that make privately negotiated equity investments. Due to portfolio losses in the past, we have recorded impairment charges in prior periods to reflect the other-than-temporary decrease in fair value of the portfolio. If TRP's financial position declines, we could be forced to write down all or part of our investment which could have a materially adverse effect on our operating results.

We are dependent on computer and communications systems, and a systems failure could cause a significant disruption to our business.

Our business depends on the efficient and uninterrupted operation of our computer and communications hardware systems and infrastructure. We currently maintain our computer system at our Phoenix, Arizona headquarters, along with computer equipment at each of our service centers. Our operations and those of our technology and communications service providers are vulnerable to interruption by fire, earthquake, power loss, telecommunications failure, terrorist attacks, internet failures, computer viruses, malware, hacking, and other events beyond our control. In an attempt to reduce the risk of disruption to our business operations should a disaster occur, we have redundant computer systems and networks and deploy the backup systems from an alternative location. However, this alternative location may be subject to the same interruptions as may affect our Phoenix headquarters. In the event of a significant system failure, our business could experience significant disruption.

Efforts by labor unions could divert management's attention and could have a materially adverse effect on our operating results.

We face the risk that Congress or one or more states will approve legislation significantly affecting our business and our relationship with our employees, such as the previously proposed federal legislation referred to as the Employee Free Choice Act, which would substantially liberalize the procedures for union organization. Any attempt to organize by our employees could result in increased legal and other associated costs. In addition, if we were to enter into a collective bargaining agreement, the terms could negatively affect our costs, efficiency, and ability to generate acceptable returns on the affected operations.

PROPERTIES

Our headquarters and principal place of business is located at 5601 West Buckeye Road, Phoenix, Arizona on approximately 75 acres. This facility includes office buildings of approximately 53,000 square feet, maintenance facilities of approximately 32,000 square feet, a body shop of 9,000 square feet, and a truck wash and fueling facility of approximately 7,000 square feet. The following table provides information regarding the location of our service centers and/or offices as at December 31, 2011:

Company Location	Office	Shop	Fuel	Owned or Leased
Atlanta, GA	Yes	Yes	Yes	Owned
Boise, ID	Yes	No	No	Leased
Carlisle, PA	Yes	Yes	Yes	Owned
Charlotte, NC	Yes	Yes	Yes	Owned
Chicago, IL	Yes	Yes	Yes	Owned
Columbus, OH	Yes	Yes	Yes	Owned
Dallas, TX	Yes	Yes	Yes	Owned
Denver, CO	Yes	No	No	Leased
El Paso, TX	Yes	No	No	Owned
Fontana, CA	Yes	Yes	No	Owned
Green Bay, WI	Yes	No	No	Leased
Gulfport, MS	Yes	Yes	Yes	Owned
Idaho Falls, ID	Yes	Yes	Yes	Owned
Indianapolis, IN	Yes	Yes	Yes	Owned
Kansas City, KS	Yes	Yes	Yes	Owned
Katy, TX	Yes	Yes	Yes	Owned
Lakeland, FL	Yes	No	No	Leased
Las Vegas, NV	Yes	No	No	Leased
Memphis, TN	Yes	Yes	Yes	Owned
Minneapolis, MN	Yes	No	No	Leased
Nashville, TN	Yes	No	No	Owned
Phoenix, AZ	Yes	Yes	Yes	Owned
Portland, OR	Yes	Yes	Yes	Owned
Rancho Dominguez, CA	Yes	No	No	Leased
Reno, NV	Yes	No	No	Leased
Salt Lake City, UT	Yes	Yes	No	Owned
Seattle, WA	Yes	No	No	Leased
Tulare, CA	Yes	Yes	No	Owned
Tulsa, OK	Yes	No	No	Owned

We also own and lease space in various locations for temporary trailer storage. Management believes that replacement space comparable to these trailer storage facilities is readily obtainable, if necessary. We lease excess trailer drop space at several of our facilities to other carriers.

We believe that our service centers are suitable and adequate for our present needs. We periodically seek to improve our service centers or identify other favorable locations.

LEGAL PROCEEDINGS

We are a party to certain claims and pending litigation arising in the normal course of business. These proceedings primarily involve claims for personal injury or property damage incurred in the transportation of freight or for personnel matters. We maintain insurance to cover liabilities arising from the transportation of freight in amounts in excess of self-insurance retentions. Based on its present knowledge of the facts and, in certain cases, advice of outside counsel, management does not believe the resolution of claims and pending litigation, taking into account existing accrued amounts, is likely to have a materially adverse effect on us.

We also are involved in certain class action litigation in which the plaintiffs allege claims for failure to provide meal and rest breaks, unpaid wages, unauthorized deductions, and other items. Based on its knowledge of the facts and advice of outside counsel, management does not believe the outcome of this litigation is likely to have a materially adverse effect on us. However, the final disposition of these matters and the impact of such final dispositions cannot be determined at this time.

MARKET FOR COMPANY'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is traded under the symbol KNX on the New York Stock Exchange ("NYSE"). The following table sets forth, for the periods indicated, the high and low sales prices per share of our common stock as reported by the NYSE.

2011	High	Low
First Quarter	$20.12	$18.00
Second Quarter	$19.96	$15.78
Third Quarter	$17.79	$12.78
Fourth Quarter	$16.09	$12.63

2010	High	Low
First Quarter	$21.34	$17.50
Second Quarter	$22.38	$18.81
Third Quarter	$22.30	$18.43
Fourth Quarter	$20.16	$17.67

As of February 1, 2012, we had 71 shareholders of record. However, we believe that many additional holders of our common stock are unidentified because a substantial number of shares are held by brokers or dealers for their customers in street names.

On February 28, 2012, the closing market price of our common stock on the NYSE was $17.18 per share.

Starting in December 2004, and in each consecutive quarter since, we have paid a quarterly cash dividend. Listed below are the dividends declared and paid for the two most recent fiscal years:

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
2011 dividend paid per common share	$0.06	$0.06	$0.06	$0.06	$0.24
2010 dividend paid per common share	$0.05	$0.06	$0.06	$0.81	$0.98

In addition to the routine quarterly dividend, we declared and paid a special cash dividend of $0.75 per share in the fourth quarter of 2010, totaling $0.81 per share for the quarter.

Our most recent dividend, which was declared in February of 2012 for $0.06 per share, is scheduled to be paid in March of 2012.

We currently expect to continue to pay quarterly cash dividends in the future. Future payment of cash dividends, and the amount of any such dividends, will depend upon our financial condition, results of operations, cash requirements, tax treatment, and certain corporate law requirements, as well as other factors deemed relevant by our Board of Directors.

On November 13, 2008, our Board of Directors unanimously authorized the repurchase of up to 3.0 million shares of our common stock. As of December 31, 2010, there were 2,020,956 shares remaining for future purchases. On May 19, 2011, our Board of Directors unanimously authorized the repurchase of an additional 10.0 million shares of our common stock. Under our share repurchase program, repurchased shares are constructively retired and returned to unissued status. During the year ended December 31, 2011, we repurchased 4,582,400 shares of its common stock in the open market that were retired and made available for future issuance. We did not repurchase any shares during the fourth quarter of 2011. As of December 31, 2011, there were 7,438,556 shares remaining for future purchases under our current repurchase program.

See "Securities Authorized for Issuance Under Equity Compensation Plans" in this Annual Report for certain information concerning shares of our common stock authorized for issuance under our equity compensation plans.

SELECTED FINANCIAL DATA

The selected consolidated financial data presented below as of the end of, and for, each of the years in the five-year period ended December 31, 2011, are derived from our consolidated financial statements. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," below, and the Consolidated Financial Statements and Notes thereto included in this Annual Report.

	For the Years Ended December 31, (Dollar amounts in thousands, except per share amounts and operating data)				
	2011	2010	2009	2008	2007
Statements of Income Data:					
Revenue, before fuel surcharge	$697,286	$615,654	$571,496	$595,563	$601,359
Fuel surcharge	168,913	115,055	80,225	171,372	112,224
Total revenue	866,199	730,709	651,721	766,935	713,583
Operating expenses	766,178	635,494	569,725	674,277	611,141
Income from operations	100,021	95,215	81,996	92,658	102,442
Interest income & other income	1,347	2,397	1,899	1,430	1,983
Interest expense	(180)	-	-	-	-
Income before income taxes	101,188	97,612	83,895	94,088	104,425
Net income	60,708	58,979	50,563	56,261	63,123
Net income attributable to Knight	60,248	59,072	50,563	56,261	63,123
Basic earnings per share	0.74	0.71	0.61	0.66	0.73
Diluted earnings per share	0.74	0.70	0.60	0.66	0.72
Balance Sheet Data (at end of period):					
Working capital	$110,082	$124,779	$158,693	$117,254	$104,901
Total assets	737,583	676,987	686,473	646,940	643,364
Long-term debt	55,000	-	-	-	-
Cash dividend per share on common stock [1]	0.24	0.98	0.19	0.15	0.11
Knight Transportation Shareholders' equity	476,359	507,533	520,158	483,904	487,550
Operating Data (Unaudited):					
Operating ratio [2]	88.5%	87.0%	87.4%	87.9%	85.6%
Operating ratio, excluding fuel surcharge [3]	85.7%	84.5%	85.7%	84.4%	83.0%
Average revenue per tractor [4]	$157,076	$150,992	$143,560	$150,543	$151,945
Average length of haul (miles)	483	478	470	518	542
Empty mile factor	10.6%	10.7%	11.9%	11.8%	12.8%
Tractors operated at end of period [5]	3,976	3,866	3,736	3,699	3,758
Trailers operated at end of period	8,986	9,008	8,595	9,155	8,809

(1) In addition to the quarterly dividend paid in all four quarters of 2010, we declared and paid a special dividend of $0.75 per share in the fourth quarter of 2010.

(2) Operating expenses as a percentage of total revenue.

(3) Operating expenses, net of fuel surcharge, as a percentage of revenue, before fuel surcharge. Management believes that eliminating the impact of this sometimes volatile source of revenue affords a more consistent basis for comparing our results of operations from period to period.

(4) Average revenue per tractor includes revenue for our assets based operation only. It does not include fuel surcharge revenue, other revenue, or revenue from our non-assets based operations.

(5) Includes: (a) 467 independent contractor operated vehicles at December 31, 2011; (b) 446 independent contractor operated vehicles at December 31, 2010; (c) 329 independent contractor operated vehicles at December 31, 2009; (d) 185 independent contractor operated vehicles at December 31, 2008; and (e) 231 independent contractor operated vehicles at December 31, 2007.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Cautionary Note Regarding Forward-Looking Statements

The following discussion contains certain statements that may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are subject to the safe harbor created by those sections. All statements, other than statements of historical fact, are statements that could be deemed forward-looking statements, including without limitation: any projections of earnings, revenues, or other financial items; any statement of plans, strategies, and objectives of management for future operations; any statements concerning proposed new services or developments; any statements regarding future economic conditions or performance; and any statements of belief and any statement of assumptions underlying any of the foregoing. Such statements may be identified by their use of terms or phrases such as "believe," "may," "could," "expects," "estimates," "projects," "anticipates," "plans," "intends," and similar terms and phrases. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, which could cause future events and actual results to differ materially from those set forth in, contemplated by, or underlying the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section entitled "Risk Factors," set forth above. Readers should review and consider the factors discussed in "Risk Factors," along with various disclosures in our press releases, stockholder reports, and other filings with the Securities and Exchange Commission.

All such forward-looking statements speak only as of the date of this Annual Report. You are cautioned not to place undue reliance on such forward-looking statements. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or any change in the events, conditions, or circumstances on which any such statement is based.

Introduction

Business Overview

We are one of North America's largest truckload transportation providers. We offer a broad range of truckload services through a nationwide network of service centers, one of the country's largest company-owned tractor fleets, and contractual access to the fleets of thousands of third-party equipment providers. We have grown substantially by increasing the geographic reach of our service center network and by expanding the breadth of our services. Our objective is to operate our businesses with industry-leading margin and growth, while providing safe, high-quality, cost-effective solutions for our customers.

Our current services include dry van truckload, temperature-controlled truckload, and dedicated truckload services, drayage services between ocean ports or rail ramps and shipping docks, rail intermodal services, and truckload freight brokerage services. Through this range of services, we are able to transport, or arrange for the transportation of, a wide range of commodities for a diversified customer base throughout the United States and parts of Canada and Mexico.

Our operations involve a range of investments in capital assets, and expected operating margins. Our asset-based businesses generally include dry van truckload, refrigerated truckload, dedicated truckload, and drayage services. Our non-asset-based services generally include rail intermodal and truckload brokerage services. However, within our asset-based services, the use of owner-operators to provide tractors lowers the capital investment in certain of our dry van and refrigerated operations. In addition, drayage operations generally involve less expensive tractors with longer lives, and do not require a large investment in trailers. In recent years, the less asset-intensive portions of our business have grown faster than the more asset-intensive portions of our business. We evaluate the growth opportunities for each of our businesses based on customer demand and supply chain trends, availability of drivers, expected returns on invested capital, expected net cash flows, and our company-specific capabilities.

Our operating strategy for our asset-based operations is to achieve a high level of asset utilization within a highly disciplined operating system while maintaining strict controls over our cost structure. To achieve these goals, we operate primarily in high-density, predictable freight lanes in select geographic regions, and attempt to develop and expand our customer base around each of our service centers by providing multiple truckload services for each customer. This operating strategy allows us to take advantage of the large amount of freight transported in regional markets. Our decentralized service centers enable us to better serve our customers and work more closely with our driving associates. We operate a modern fleet to appeal to drivers and customers, decrease maintenance expenses and downtime, and enhance our operating efficiencies. We employ technology in a cost-effective manner to assist us in controlling operating costs and enhancing revenue. Our operating strategy for our non-asset-based operations is to match the shipping needs of our customers that do not fit our asset-based services, with the capacity provided by our network of third-party truckload carriers and our rail partners. This operating strategy allows us to leverage our existing network and marketing personnel to provide our customers alternatives at a low cost per transaction.

The main factors that affect our results are industry-wide economic factors, such as supply and demand and fuel prices, the number of tractors we operate, our revenue per tractor (which includes primarily our revenue per total mile and our number of miles per tractor), the freight volumes brokered to third-party equipment providers (including our rail partners), and our ability to control costs.

Revenue and Expenses

We primarily generate revenue by transporting freight for our customers. Generally, we are paid a predetermined rate per mile or per load for our services. Additional revenues are generated by charging for tractor and trailer detention, loading and unloading activities, and other specialized services, as well as through the collection of fuel surcharges to mitigate the impact of increases in the cost of fuel. The main factors that affect our revenue are the revenue per mile we receive from our customers, the percentage of miles for which we are compensated, and the number of miles we generate with our equipment. These factors relate, among other things, to the general level of economic activity in the United States, inventory levels, specific customer demand, the level of capacity in the trucking industry, and driver availability.

The most significant expenses in our business include fuel, driver-related expenses (such as wages, benefits, training, and recruitment) and costs associated with independent contractors and third-party equipment providers (which are recorded on the "Purchased Transportation" line of our consolidated statements of income). Expenses that have both fixed and variable components include maintenance and tire expense and our total cost of insurance and claims. These expenses generally vary with the miles we travel, but also have a controllable component based on safety, fleet age, efficiency, and other factors. Our main fixed costs are the acquisition and depreciation of long-term assets, such as revenue equipment and service centers and the compensation of non-driver personnel. Effectively controlling our expenses is an important element of assuring our profitability. The primary measure we use to evaluate our profitability is the operating ratio of each of our businesses, excluding the impact of fuel surcharge revenue (operating expenses, net of fuel surcharge, as a percentage of revenue, before fuel surcharge).

Since our inception, an important element of our operating model has been an extreme focus on cost per mile. We intend to carry this focus with us as we expand service offerings, grow existing service centers, and make selective acquisitions.

Recent Results of Operations and Year-End Financial Condition

Our results of operations for the year ended December 31, 2011 compared to the year ended December 31, 2010 were as follows:

- Total revenue, including fuel surcharge, increased 18.5%, to $866.2 million from $730.7 million;
- Revenue, before fuel surcharge, increased 13.3%, to $697.3 million from $615.7 million;
- Net income attributable to Knight increased 2.0%, to $60.2 million from $59.1 million; and
- Net income attributable to Knight per diluted share increased to $0.74 from $0.70.

Overall, freight demand and industry-wide supply of tractors and trailers were in relative equilibrium during 2011, although occasional peaks in demand created opportunities to increase freight rates overall. Freight demand was weak in the first quarter of 2011, particularly on the West Coast, but improved with each subsequent quarter of the year. Our fourth quarter of 2011 was particularly strong as our asset-based businesses (dry van, refrigerated, and port/rail services) demonstrated healthy operating fundamentals to achieve a 6.8% improvement in revenue before fuel surcharge per tractor, when compared to the same quarter of last year. This was the most significant improvement in the last six quarters.

In 2011, we operated an average 3,908 tractors, an increase of 91 tractors from a year ago. We finished the year with 3,976 tractors in the fleet, up 110 tractors from 2010. Equipment productivity, as measured by average revenue before fuel surcharge per tractor, increased 4.0% in 2011. The improvement in our equipment productivity was attributable to improvements in our freight mix and contract pricing resulting from favorable trends in a recovering truckload freight market.

Our average length of haul increased 1.0% to 483 miles in 2011 from 478 miles in 2010. Miles per tractor increased 1.1% overall for the year, and 4.1% in fourth quarter of 2011 compared to the same quarter a year ago. Non-paid empty miles were 10.6% for 2011, compared to 10.7% for 2010.

During 2011, our cash and short-term investment balance decreased $42.8 million, after returning $96.1 million to our shareholders in the form of quarterly cash dividends and stock repurchases. At December 31, 2011, our balance sheet reflected $9.6 million in cash, cash equivalents and short-term investments, and shareholders' equity attributable to Knight of $476.4 million. In 2011, we generated $160.7 million in cash flow from operations and used $138.3 million for capital expenditures net of equipment sales.

Since inception, we have been profitable through multiple economic cycles. We view these cycles as opportunities to gain market share from competitors that do not have the financial staying power to survive the cycles. These cycles also provide valuable experience to our managers that will help us develop the leaders to grow this business profitably.

Our liquidity is not materially affected by off-balance sheet transactions. See "Off-Balance Sheet Transactions" on page III-26 for a description of our off-balance sheet transactions.

Trends and Outlook

We have created a service network with financial accountability, a modern fleet, and the capability of serving multiple truckload modes to customers in North America. We believe our operating strategies are contributing factors to our revenue and earnings growth.

While all our businesses produced revenue growth, a meaningful percentage of our growth in 2011 came through less capital-intensive operations such as brokerage, intermodal, drayage services, and growing our independent contractor fleet. Though economic recovery appears modest, freight demand has been strong in certain markets, especially during seasonal periods. We expect volume level improvement in future quarters, as the general economy strengthens.

In 2012, we expect truckload freight demand to continue to expand, although rising fuel prices, global political and economic forces, the strength of the dollar against other currencies, and other factors outside our control could affect freight volumes. We expect that CSA, the new hours-of-service rules, and other regulations could result in a reduction in effective capacity, a negative impact on equipment utilization, and driver shortages. Assuming freight demand is improving, we believe carriers that are well-positioned to meet such challenges will have opportunities to increase market share and revenue per mile. On the cost side, rising fuel prices are not fully offset by fuel surcharges and negatively impact earnings. Additionally, revenue equipment and tire prices, as well as driver pay, are expected to increase. In this environment, it will be important to allocate equipment to more compensatory shipments, use technology to generate efficiencies, and effectively manage fuel and other costs. We believe we have the service center network, the modern fleet, the comprehensive truckload services, the management team, the technology, intense focus on cost control, and the capital resources to successfully overcome these challenges and capitalize on future opportunities.

We will continue to utilize the flexibility of our decentralized model to react and adapt to market conditions. We are always optimizing our model and refining our execution in reaction to, or in anticipation of, the truckload market dynamics. We will continue to evaluate acquisition candidates and other opportunities that create value for our shareholders and further advance our long-term strategy.

Results of Operations

The following table sets forth the percentage relationships of our expense items to total revenue and revenue, before fuel surcharge, for each of the three fiscal years indicated below. Fuel expense as a percentage of revenue, before fuel surcharge, is calculated using fuel expense, net of fuel surcharge. Management believes that eliminating the impact of this potentially volatile source of revenue affords a more consistent basis for comparing our results of operations from period to period.

	2011	2010	2009
Total revenue including fuel surcharge[1]	100.0%	100.0%	100.0%
Operating expenses:			
Salaries, wages and benefits	25.3	28.3	30.5
Fuel [2]	26.1	23.9	21.5
Operations and maintenance	6.2	6.4	6.6
Insurance and claims	3.5	3.4	3.4
Operating taxes and licenses	1.8	1.9	2.1
Communications	0.6	0.7	0.8
Depreciation and amortization	8.8	9.7	11.0
Lease expense – revenue equipment	0.0	0.0	0.0
Purchased transportation	14.9	11.2	9.5
Miscellaneous operating expenses	1.3	1.5	2.0
Total operating expenses	88.5	87.0	87.4
Income from operations	11.5	13.0	12.6
Net interest and other income	0.2	0.4	0.3
Income before income taxes	11.7	13.4	12.9
Income taxes	4.7	5.3	5.1
Net income	7.0	8.1	7.8
Net gain attributable to noncontrolling interest	0.0	0.0	0.0
Net income attributable to Knight Transportation	7.0%	8.1%	7.8%

	2011	2010	2009
Revenue, before fuel surcharge[1]	100.0%	100.0%	100.0%
Operating expenses:			
Salaries, wages and benefits	31.3	33.5	34.8
Fuel [3]	8.3	9.6	10.5
Operations and maintenance	7.7	7.6	7.5
Insurance and claims	4.3	4.1	3.9
Operating taxes and licenses	2.2	2.3	2.4
Communications	0.8	0.9	0.9
Depreciation and amortization	10.9	11.5	12.5
Lease expense – revenue equipment	0.0	0.0	0.0
Purchased transportation	18.5	13.3	10.8
Miscellaneous operating expenses	1.7	1.7	2.4
Total operating expenses	85.7	84.5	85.7
Income from operations	14.3	15.5	14.3
Net interest and other income	0.2	0.4	0.3
Income before income taxes	14.5	15.9	14.6
Income taxes	5.8	6.3	5.8
Net income	8.7	9.6	8.8
Net gain attributable to noncontrolling interest	(0.1)	0.0	0.0
Net Income attributable to Knight Transportation	8.6%	9.6%	8.8%

(1) There are minor rounding differences in the table.
(2) Gross fuel expense without fuel surcharge.
(3) Fuel expense, net of fuel surcharge.

A discussion of our results of operations for the periods 2011 to 2010 and 2010 to 2009 is set forth below.

Fiscal 2011 Compared to Fiscal 2010

Total revenue increased 18.5% for 2011 to $866.2 million from $730.7 million for 2010. Total revenue included $168.9 million of fuel surcharge revenue in 2011 and $115.0 million of fuel surcharge revenue in 2010. Due to rising fuel prices and improvement in our freight mix and contract pricing, our fuel surcharge revenue increased 46.8% in 2011 from a year ago. In discussing our results of operations we use revenue, before fuel surcharge (and fuel expense, net of surcharge), because we believe that eliminating the impact of this, at times volatile source of revenue, affords a more consistent basis for comparing our operating results from period to period. We also discuss the changes in our expenses as a percentage of revenue, before fuel surcharge, rather than absolute dollar changes. We do this because we believe our relatively high variable costs as a percentage of revenue makes a comparison of changes in expenses as a percentage of revenue more meaningful than absolute dollar changes.

Revenue, before fuel surcharge, increased 13.3% to $697.3 million for 2011, from $615.7 million in 2010. We experienced revenue growth in each of our businesses in 2011. Growth in our asset-based operations was attributable to a combination of improved productivity and pricing which contributed to the 2.9% improvement in average revenue per total mile. We added 91 average tractors to the average size of our fleet, and produced marginal improvements in our non-paid empty mile percentage rate. Our average freight revenue per tractor per week improved 4.0% to $3,021 per tractor in 2011, from $2,904 per tractor in 2010. In addition to the improvement in our equipment productivity, we also increased our average length of haul 1.0% from a year ago. We ended 2011 with 3,976 tractors, including owner-operated tractors, an increase of 110 tractors from a year ago. If the economy continues to improve gradually, and capacity remains tight, we anticipate obtaining overall rate increases in 2012 and beyond; however, adverse changes in either of these factors would likely prevent rate increases and could negatively affect existing rates.

Salaries, wages and benefits expense as a percentage of revenue, before fuel surcharge, decreased to 31.3% in 2011 from 33.5% in 2010. Our 2010 expense in this category included a non-cash $2.5 million pre-tax ($2.0 million after tax) stock compensation charge related to an adjustment to the straight-line recognition of expense as prescribed in ASC 718 and the accelerated vesting of equity awards under our equity compensation plan as a result of the passing of a senior executive. Our accrual for workers' compensation benefits and stock based compensation expense are components of our salaries, wages and benefit expense. We believe that the driver market is tightening and expect the implementation of CSA to reduce further the pool of available drivers, which could require us to increase driver pay in 2012.

Fuel expense, net of fuel surcharge, as a percentage of revenue, before fuel surcharge, decreased to 8.3% in 2011, from 9.6% in 2010. Fuel costs in total dollars increased as U.S. National Average Diesel Fuel price increased more than 25% in 2011. Our fuel cost as a percentage of revenue improved due to the significant revenue growth of our non-asset-based business where no fuel expense is incurred, and a 15.3% increase in the percentage of our fleet miles driven by independent contractors, who buy their own fuel, higher fuel surcharge recovery, fuel efficiency initiatives such as trailer blades, newer tractors, and idle-control programs. We maintain a fuel surcharge program to assist us in recovering a portion of our fuel expense, however, most fuel surcharge programs have not adequately offset the additional cost related to the increase in the average price of diesel. Fuel surcharge revenue was $168.9 million in 2011, compared to $115.1 million in 2010.

Operations and maintenance expense as a percentage of revenue, before fuel surcharge, increased slightly to 7.7% in 2011, from 7.6% in 2010. Equipment maintenance costs increased as the average age of our fleet peaked during the middle of 2011 at 2.4 years, which is significantly higher than our historic average age. During the second half of the year we replaced a significant number of tractors which lowered the average age of our fleet to 1.7 years. Furthermore, we experienced increases in tire costs due to rising commodity prices, and the expansion of our network of shop facilities and each of our operating business segments incurred more general operating expenses including driver hire related costs.

Insurance and claims expense as a percentage of revenue, before fuel surcharge, increased to 4.3% for 2011, compared to 4.1% for 2010.

Operating taxes and license expense as a percentage of revenue, before fuel surcharge, decreased slightly to 2.2% in 2011, compared to 2.3% in 2010.

Communications expense was marginally lower as a percentage of revenue, before fuel surcharge; 0.8% in 2011, compared to 0.9% in 2010.

Depreciation and amortization expense, as a percentage of revenue, before fuel surcharge, decreased to 10.9% for 2011, from 11.5% in 2010. This fixed cost was absorbed more effectively due to higher revenue per tractor, higher equipment utilization, and increased use of third-party carriers. Higher equipment prices for EPA compliant engines partially offset these decreases. Almost all of our company-owned tractor fleet is comprised of the US EPA 2010 or US EPA 2007 engine. These engines provide substantial emissions reductions, and we believe this investment will contribute to our strategy of maintaining efficiency in our operations by adhering to a relatively consistent trade-in schedule. In 2011, we continued to invest in aerodynamic devices to improve trailer aerodynamics that lead to meaningful fuel efficiency improvements. Absent offsetting improvements in revenue per tractor or continued growth in our independent contractor fleet and non-asset-based operations, our expense in this category as a percentage of revenue could increase going forward if equipment prices continue to inflate.

Purchased transportation expense as a percentage of revenue, before fuel surcharge, increased to 18.5% for the year ended 2011, from 13.3% for the same period in 2010. Purchased Transportation is comprised of payments to independent contractors for our dry-van, refrigerated, and port services operations, to third-party carriers in our brokerage operations, to railroads for our intermodal operations, and our sourcing activities. The increase in this category is primarily due to the growth in our brokerage operations, which grew revenues 52.8% in 2011. We experienced growth in our fleet of independent contractors, which also contributed to the increase. Purchased transportation costs generally take into account changes in diesel fuel prices, resulting in higher payments during periods of rising fuel prices.

Miscellaneous operating expenses as a percentage of revenue, before fuel surcharge, remained constant at 1.7% for both 2011 and 2010.

As a result of the above factors, our operating ratio (operating expenses, net of fuel surcharge, expressed as a percentage of revenue, before fuel surcharge) was 85.7% for 2011, compared to 84.5% for 2010. The change in operating ratio was consistent with the growth in our less asset-intensive businesses.

Net interest and other income as a percentage of revenue, before fuel surcharge, decreased to 0.2% in 2011 compared to 0.4% in 2010. We increased our borrowing capacity in the third quarter of 2011 and have utilized $55 million of our line of credit as at December 31, 2011. As a result, we incurred $180,000 in interest expense for 2011. Other income in 2010 includes a $718,000 final earn-out from our investment in Concentrek, which we sold in 2005.

We provide for income taxes at the statutory federal and state rates, adjusted for certain permanent differences between financial statement income and income for tax reporting. Our effective tax rate was 40.0% for 2011 and 39.5% for 2010.

As a result of the preceding, our net income attributable to Knight increased 2.0% and our net income, as a percentage of revenue, before fuel surcharge, was 8.6% for 2011, compared to 9.6% in 2010.

Fiscal 2010 Compared to Fiscal 2009

Total revenue for 2010 increased 12.1% to $730.7 million from $651.7 million for 2009. Total revenue included $115.0 million of fuel surcharge revenue in 2010 and $80.2 million of fuel surcharge revenue in 2009. Due to rising fuel prices and improvement in our freight mix and contract pricing, our fuel surcharge revenue increased 43.4% in in 2010 from a year ago. In discussing our results of operations we use revenue, before fuel surcharge (and fuel expense, net of surcharge), because management believes that eliminating the impact of this sometimes volatile source of revenue affords a more consistent basis for comparing our results of operations from period to period. We also discuss the changes in our expenses as a percentage of revenue, before fuel surcharge, rather than absolute dollar changes. We do this because we believe our relatively high variable costs as a percentage of revenue makes a comparison of changes in expenses as a percentage of revenue more meaningful than absolute dollar changes.

Revenue, before fuel surcharge, increased 7.7% to $615.7 million for 2010, from $571.5 million in 2009. In 2010, we experienced revenue growth in each of our services. Our revenue growth in 2010 was attributable to a 3.5% improvement in average revenue per total mile, adding 73 average tractors to the average size of our fleet, a 9.8% improvement in our non-paid empty mile, and growth in our brokerage and rail intermodal revenues. Our average freight revenue per tractor per week improved 5.2% to $2,904 per tractor in 2010, from $2,761 per tractor in 2009. In addition to the improvement in our equipment productivity, we also increased our average length of haul 1.7% from a year ago. We ended 2010 with 3,866 tractors, an increase of 130 tractors from a year ago.

Salaries, wages and benefits expense as a percentage of revenue, before fuel surcharge, decreased to 33.5% in 2010 from 34.8% in 2009. While driver wages rose in 2010, we were able to lower our overall salary and wages as a percent of revenue due to higher revenue per mile and by decreasing the percentage of our fleet operated by company drivers, as opposed to independent contractors. At December 31, 2010, 88.5% of our fleet was operated by company drivers, compared to 91.2% at December 31, 2009. Our accrual for workers' compensation benefits and stock based compensation expense are components of our salaries, wages and benefit expense. Our 2010 expense in this category included a non-cash $2.5 million pre-tax ($2.0 million after tax) stock compensation charge related to an adjustment to the straight-line recognition of expense as prescribed in ASC 718 and the accelerated vesting of equity awards under our equity compensation plan as a result of the passing of a senior executive.

Fuel expense, net of fuel surcharge, as a percentage of revenue, before fuel surcharge, decreased to 9.6% in 2010, from 10.5% in 2009. Fuel costs in total dollars increased as U.S. National Average Diesel Fuel price increased more than 20% in 2010. Our fuel cost as a percentage of revenue improved due to higher fuel surcharge recovery and a 2.6% increase in the percentage of our fleet miles driven by independent contractors, who buy their own fuel and receive a fuel surcharge payment from us, and an increase in purchased transportation costs paid to third-party equipment providers. Our fuel cost also was reduced by $1.1 million due to a gain from a future swap contract that was settled in the second quarter of 2010. We maintain a fuel surcharge program to assist us in recovering a portion of our fuel expense. Fuel surcharge revenue was $115.1 million in 2010, compared to $80.2 million in 2009.

Operations and maintenance expense as a percentage of revenue, before fuel surcharge, increased slightly to 7.6% in 2010, from 7.5% in 2009. Equipment maintenance cost increased as we added more miles to our trucks and due to a modest increase in the average age of our equipment. These expenses were partially offset by an increase in the percentage of miles driven by independent contractors, who pay for the maintenance of their own vehicles.

Insurance and claims expense as a percentage of revenue, before fuel surcharge, increased to 4.1% for 2010, compared to 3.9% for 2009.

Operating taxes and license expense as a percentage of revenue, before fuel surcharge, decreased slightly to 2.3% in 2010, compared to 2.4% in 2009.

Communications expense as a percentage of revenue, before fuel surcharge, remained constant at 0.9% in 2010 and 2009.

Depreciation and amortization expense, as a percentage of revenue, before fuel surcharge, decreased to 11.5% for 2010, from 12.5% in 2009. The decrease is due to higher revenue per tractor which more effectively spread this fixed cost, higher equipment utilization, a decrease in the percentage of our fleet comprised of company-owned tractors, and increased use of third-party carriers. As of December 31, 2010, 11.5% of our fleet was operated by independent contractors, compared to 8.8% a year ago. These decreases were partially offset by higher equipment prices for EPA compliant engines. Over 85% of our company-owned tractor fleet are comprised of the US EPA 2007 or US EPA 2010 engine. These engines are documented to provide substantial emissions reductions, and we also believe this investment will contribute to our strategy of maintaining efficiency in our operations by adhering to a relatively consistent trade-in schedule. In 2010, we also have invested in aerodynamic devices to improve trailer aerodynamics which lead to meaningful fuel efficiency improvements. Absent offsetting improvements in revenue per tractor or continued growth in our independent contractor fleet, our expense in this category may increase going forward if equipment prices continue to inflate.

Purchased transportation represents the amount that independent contractors, as well as contracted carriers for our brokerage and intermodal operations, are paid to haul freight for us on a mutually agreed upon per-mile or per-shipment basis. Purchased transportation expense as a percentage of revenue, before fuel surcharge, increased to 13.3% for the year ended 2010, from 10.8% for the same period in 2009. The increases in this category are primarily due to a 2.6% increase in the miles operated by independent contractors, as opposed to company drivers, and that demand for broker loads improved in 2010 compared to the same period a year ago. To the extent compensation for independent contractors or third-party capacity providers increases, truckload demand exceeds capacity additions, fuel prices continue to rise, or competition for independent contractors increases, our purchased transportation expense per mile or load could increase.

Miscellaneous operating expenses as a percentage of revenue, before fuel surcharge, decreased to 1.7% for 2010, compared to 2.4% for 2009. Gains from the sale of used equipment are included in miscellaneous operating expenses. Gains from sale of equipment increased to $6.2 million for the year ended December 31, 2010, compared to $2.8 million for the year ended December 31, 2009. Excluding gains from sale of equipment, miscellaneous operating expense would have decreased to 2.7% for the year ended December 31, 2010, compared to 2.9% for the same period in 2009. This decrease is due to our continuous effort to manage our costs coupled with increased revenue that covers certain fixed components of our miscellaneous operating expenses.

As a result of the above factors, our operating ratio (operating expenses, net of fuel surcharge, expressed as a percentage of revenue, before fuel surcharge) was 84.5% for 2010, compared to 85.7% for 2009.

Net interest and other income as a percentage of revenue, before fuel surcharge, increased slightly to 0.4% for 2010, compared to 0.3% for 2009. We had no outstanding debt at December 31, 2010 or 2009. Other income in the current year includes a $718,000 earn-out from our investment in Concentrek, which was sold in 2005. We also recognized a $1.3 million gain for the sale of a TRP portfolio company whose value had substantially increased since purchase. However, the gain from the sale was off-set by approximately the same amount for an impairment charge in the remaining TRP portfolio and the equity loss in our investment in TRP III.

Income taxes have been provided at the statutory federal and state rates, adjusted for certain permanent differences between financial statement income and income for tax reporting. Our effective tax rate was 39.5% for 2010 and 39.7% for 2009.

As a result of the preceding changes, our net income, as a percentage of revenue, before fuel surcharge, was 9.6% for 2010, compared to 8.8% in 2009.

Liquidity and Capital Resources

The growth of our business has required, and will continue to require, a significant investment in new revenue equipment. Our primary sources of liquidity have been funds provided by operations, issuances of our common stock, and borrowings under our line of credit.

Net cash provided by operating activities was approximately $160.7 million, $170.1 million, and $86.9 million for the years ended December 31, 2011, 2010, and 2009, respectively. The decrease for 2011 is partly due to a decrease in cash inflows from liquidating short-term investments of $24.4 million in 2011 compared to $42.6 million in 2010. A reduction in income taxes paid in 2011 compared to the income taxes paid in 2010 resulted in a $29.8 million increase of cash, which was partially offset by an increase in the change in trade receivables to $23.0 million in 2011, compared to an increase of $6.3 million in 2010.

Net cash used in investing activities was approximately $140.1 million, $95.6 million, and $60.4 million for the years ended December 31, 2011, 2010, and 2009, respectively. The increase is mainly due to an increase in capital expenditures for revenue equipment in 2011 as we refreshed our tractor fleet from a peak average age of 2.4 years during the year 2011 to end the year at 1.7 years. Capital expenditures for the purchase of revenue equipment (net of equipment sales and trade-ins), office equipment, and land and leasehold improvements, totaled $138.3 million, $91.5 million, and $55.7 million for the years ended December 31, 2011, 2010, and 2009, respectively. Excluding any acquisitions, we currently anticipate capital expenditures, net of trade-ins, of approximately $80 million to $90 million for 2012. We expect to use our capital expenditure estimate to acquire primarily new revenue equipment.

Net cash used in financing activities was approximately $39.0 million, $77.3 million, and $17.7 million for the years ended December 31, 2011, 2010, and 2009. The decrease is primarily due to increasing our borrowing capacity in the third quarter of 2011 and utilizing $55.0 million of our line of credit as at December 31, 2011. Furthermore, we returned $96.1 million to our shareholders by way of dividends and stock repurchases in 2011 compared to $82.0 million in 2010.

We currently maintain a line of credit, which permits revolving borrowings and letters of credit up to an aggregate of $150.0 million. At December 31, 2011, amounts outstanding under our line of credit were $55.0 million, which is classified as a long-term liability on the "Long-term debt" line in the balance sheet. We also utilized a portion of our line of credit for letters of credit, which are issued to various regulatory authorities in connection with our self-insurance programs. The issued but unused letters of credit totaled $25.3 million at December 31, 2011. Combining the amounts borrowed and letters of credit issued, we have $69.7 million available for future borrowing under our line of credit. Under our line of credit agreement, we are obligated to comply with certain financial covenants and were compliant at December 31, 2011.

As of December 31, 2011, our cash, cash equivalents, and short-term investments totaled $9.6 million, compared to $52.4 million as of December 31, 2010. We believe that we will be able to finance our short-term needs for working capital over the next 12 months and beyond, as well as acquisitions of revenue equipment during such period, with cash, cash flows from operations, and the borrowing available under our existing line of credit. We will have significant capital requirements over the long-term, which may require us to incur debt or seek additional equity capital. The availability of additional capital will depend upon prevailing market conditions, the market price of our common stock, and several other factors over which we have limited control, as well as our financial condition and results of operations. Nevertheless, based on our recent operating results, current cash position, anticipated future cash flows, and sources of available financing, we do not expect that we will experience any significant liquidity constraints in the foreseeable future.

Off-Balance Sheet Transactions

Our liquidity is not materially affected by off-balance sheet transactions. Like many other trucking companies, periodically we have utilized operating leases to finance a portion of our revenue equipment acquisitions. We had no leased revenue equipment in 2011 or 2010.

We utilize operating leases to facilitate some of our service centers and temporary trailer storage. These operating leases have termination dates ranging from January 2012 through 2015. Rental payments for such facilities and trailer storage are reflected in our Consolidated Statements of Income in the "Miscellaneous operating expenses" line item. Rental payments for our facilities and trailer storage totaled $2.5 million, $2.3 million, and $1.9 million for the years ended December 31, 2011, 2010, and 2009, respectively.

Tabular Disclosure of Contractual Obligations

The following table sets forth, as of December 31, 2011, our contractual obligations and payments due by corresponding period for our short- and long-term operating expenses and other commitments.

	Payments Due by Period (in thousands)				
Contractual Obligations	**Total**	**Less than 1 year**	**1-3 years**	**3-5 years**	**More than 5 years**
Purchase obligations(1)	$121,331	$121,331	$-	$-	$-
Long-term debt (2)	55,000	-	55,000	-	-
Investment commitments (3)	10,805	4,009	4,928	1,678	190
Operating leases – buildings & equipment	4,428	1,403	2,610	415	-
Dividend payable	1,534	77	156	158	1,143
Total	$193,098	$126,820	$62,694	$2,251	$1,333

(1) Purchase obligations primarily consist of obligations to purchase revenue equipment, net of guaranteed trade-ins from contracted vendors, and a carry forward of approximately $29,849 from 2011 contracts.

(2) Long-term debt of $55.0 million is borrowing under the company's line of credit, which has maturity date of July 2016. We expect to pay-off the debt balance prior to the final maturity date.

(3) Investment commitments primarily consist of contractual obligations for TRP III, which are subject to capital calls by TRP's manager. The expected timing of the capital calls is presented above. However, calls may be made at any time in the discretion of TRP's manager.

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with United States Generally Accepted Accounting Principles ("GAAP") requires that management make a number of assumptions and estimates that affect the reported amounts of assets, liabilities, revenue, and expenses in our consolidated financial statements and accompanying notes. Management evaluates these estimates and assumptions on an ongoing basis, utilizing historical experience, consulting with experts, and using other methods considered reasonable in the particular circumstances. Nevertheless, actual results may differ significantly from our estimates and assumptions, and it is possible that materially different amounts would be reported using differing estimates or assumptions. We consider our critical accounting policies to be those that are both important to the portrayal of our financial condition and results of operations and that require significant judgment or use of complex estimates.

A summary of the significant accounting policies followed in preparation of the financial statements is contained in Note 1 to our consolidated financial statements attached hereto. The following discussion addresses our most critical accounting policies:

Property and Equipment. Property and equipment is stated at cost less accumulated depreciation. Property and equipment is depreciated to an estimated salvage value, using the straight-line method over the asset's estimated useful life, which ranges from two to thirty years. Salvage values range from zero to 25% of the capitalized cost. We periodically review the reasonableness of our estimates regarding useful lives and salvage values of our revenue equipment and other long-lived assets based upon, our experience with similar assets, conditions in the used revenue equipment market, and prevailing industry practice. We both routinely and periodically review and make a determination whether the salvage value of our tractors and trailers is higher or lower than originally expected. This determination is based upon (i) market conditions in equipment sales, (ii) the guaranteed repurchase price with contracted dealerships, and (iii) the average miles driven on the equipment being sold. Future changes in our useful life or salvage value estimates, or fluctuation in market value not reflected in our estimates, could have a material effect on our results of operations. We continually monitor events and changes in circumstances for indication that the carrying amounts of our property and equipment may not be recoverable. When indicators of potential impairment are present, we compare the carrying value of our assets to the fair value to determine if any impairment exists. In the event that the fair market value exceeds the carrying value, we will adjust the property and equipment to the fair value and recognize any impairment loss. Our assets classified as held for sale are carried at the lower of cost or net selling value.

Claims Accrual. Reserves are established based on estimated or expected losses for claims. The primary claims arising for us consist of cargo liability, personal injury, property damage, collision, comprehensive, workers' compensation, and employee medical expenses. We maintain self-insurance levels for these various areas of risk and have established reserves to cover these self-insured liabilities. We also maintain insurance to cover liabilities in excess of the self-insurance amounts. The claims reserves are adjusted upon review of facts or information that better inform us as to the value of the claim based on numerous factors. The reserves are analyzed quarterly and represent accruals for the estimated self-insured portion of pending claims, including adverse development of known claims, as well as incurred but not reported claims. Our estimates require judgments concerning the nature and severity of the claim, historical trends, advice from third-party administrators and insurers, the specific facts of individual cases, the jurisdictions involved, estimates of future claims development, and the legal and other costs to settle or defend the claims. We have significant exposure to fluctuations in the number and severity of claims. If there is an increase in the frequency and severity of claims, or we are required to accrue or pay additional amounts if the claims prove to be more severe than originally assessed, or any of the claims would exceed the limits of our insurance coverage, our profitability would be adversely affected.

In addition to estimates within our self-insured retention, we also must make judgments concerning our coverage limits. If any claim was to exceed our coverage limits, we would have to accrue for the excess amount. Our critical estimates include evaluating whether a claim may exceed such limits and, if so, by how much. Currently, we are not aware of any such claims. If one or more claims were to exceed our effective coverage limits, our financial condition and results of operations could be materially and adversely affected.

Accounting for Income Taxes. Income taxes are accounted for under the asset and liability method, in accordance with ASC 740-10, Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Significant management judgment is required in determining our provision for income taxes and in determining whether deferred tax assets will be realized in full or in part. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. If it were ever estimated that it is more likely than not that all or some portion of specific deferred tax assets will not be realized, a valuation allowance must be established for the amount of the deferred tax assets that are determined not to be realizable. A valuation allowance for deferred tax assets has not been deemed necessary due to our profitable operations, and because any deferred assets can be fully offset by deferred liabilities. Accordingly, if the facts or financial results were to change, thereby impacting the likelihood of realizing the deferred tax assets, judgment would have to be applied to determine the amount of valuation allowance required in any given period.

Management judgment also is required regarding a variety of other factors, including, the appropriateness of tax strategies, expected future tax consequences based on our future performance, and to the extent tax strategies are challenged by taxing authorities, our likelihood of success. We utilize certain income tax planning strategies to reduce our overall cost of income taxes. It is possible that certain strategies might be disallowed, resulting in an increased liability for income taxes. Significant management judgments are involved in assessing the likelihood of sustaining the strategies and in determining the likely range of defense and settlement costs, and an ultimate result worse than our expectations could adversely affect our results of operations.

A tax benefit from an uncertain tax position is recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits.

Share-Based Payments. We have stock options outstanding under our stock compensation plan. Exercises are permitted in pre-determined installments based upon a vesting schedule established at the time of grant. Each stock option expires on a date determined at the time of the grant, but not to exceed ten years from the date of the grant. The calculation of employee compensation expense involves estimates that require management judgments. These estimates include determining the value of each of our stock options on the date of grant using a Black-Scholes option-pricing model discussed in Note 9 to the consolidated financial statements. The fair value of our stock options is expensed on a straight-line basis, which generally ranges between five to seven years. Expected volatility is based on historical volatility of our stock. The risk-free rate for periods within the contractual life of the stock option award is based on the rate of a zero-coupon Treasury bond on the date the stock option is granted with a maturity equal to the expected term of the stock option. Management judgment is required to estimate stock option exercises and forfeitures within our valuation model and management bases such decisions on historical data. The expected life of our stock option awards is derived from historical experience under our share-based payment plans and represents the period of time that we expect our stock options to be outstanding.

We have service based restricted stock awards outstanding. The compensation expense uses fair value recognition provisions of ASC 718 under which we estimate the expense.

Segment Reporting. Based on the accounting guidance regarding segment reporting, we have determined that we have one reportable segment in 2011. Please refer to Note 1 to the consolidated financial statements for more information regarding segment reporting.

New Accounting Pronouncements

See Note 1 to the consolidated financial statements set forth beginning at page III-41 of this report for discussion of new accounting pronouncements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk changes in interest rate on debt and from changes in commodity prices.

Under Financial Accounting Reporting Release Number 48 and SEC rules and regulations, we are required to disclose information concerning market risk with respect to foreign exchange rates, interest rates, and commodity prices. We have elected to make such disclosures, to the extent applicable, using a sensitivity analysis approach, based on hypothetical changes in interest rates and commodity prices. We do not enter into derivatives or other financial instruments for trading or speculative purposes, or for which there are no underlying related exposures. Because our operations are mostly confined to the United States, we are not subject to a material amount of foreign currency risk.

Interest Rate Risk

We have interest rate risk to the extent we borrow against our line of credit or incur other debt. Our line of credit bears a variable interest rate, either at the prime rate or LIBOR plus 0.625%. Our earnings would be affected by changes in these short-term interest rates. Risk can be quantified by measuring the financial impact of a near-term adverse increase in short-term interest rates. At our average level of borrowing during 2011, a 1% increase in our applicable rate would reduce pretax earnings by approximately $0.3 million on an annualized basis.

Historically, we have invested our excess cash primarily in highly liquid debt instruments of the U.S. government and its agencies, municipalities in the U.S., money market funds, and equity securities (e.g., common stock). Investments in both fixed rate and floating rate interest earning securities carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than predicted if interest rates fall. Due in part to these factors, our income from investments may decrease in the future.

Commodity Price Risk

We are subject to commodity price risk with respect to purchases of fuel. The price and availability of diesel fuel can fluctuate due to market factors that are beyond our control. We believe fuel surcharges are effective at mitigating most, but not all, of the risk of high fuel prices because we do not recover the full amount of fuel price increases. As of December 31, 2011, we did not have any derivative financial instruments to reduce our exposure to fuel price fluctuations, but may use such instruments in the future.

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The consolidated balance sheets of Knight Transportation, Inc. and subsidiaries, as of December 31, 2011 and 2010, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2011, together with the related notes and the reports of our independent registered public accounting firms are set forth beginning at page III-34 in this report.

CONTROLS AND PROCEDURES

In accordance with the requirements of the Exchange Act and SEC rules and regulations promulgated thereunder, we have established and maintain disclosure controls and procedures and internal control over financial reporting. Our management, including our principal executive officer and principal financial officer, does not expect that our disclosure controls and procedures and internal control over financial reporting will prevent all errors, misstatements, or fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected.

Evaluation of Disclosure Controls and Procedures

We have established disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) to ensure that material information relating to our company, including our consolidated subsidiaries, is made known to the officers who certify our financial reports and to other members of senior management and the Board of Directors. Our management, with the participation of our principal executive officer and principal financial officer, conducted an evaluation of the effectiveness of our disclosure controls and procedures. Based on this evaluation, as of December 31, 2011, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures are effective to ensure that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms, and (ii) accumulated and communicated to management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the principal executive and principal financial officers and effected by the board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;
2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and
3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria set forth in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our management's evaluation under the criteria set forth in *Internal Control - Integrated Framework,* management concluded that our internal control over financial reporting was effective as of December 31, 2011. No changes occurred in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fiscal quarter ended December 31, 2011, that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

The effectiveness of our internal control over financial reporting as of December 31, 2011, has been audited by Grant Thornton LLP, an independent registered public accounting firm, as stated in their attestation report, which is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Knight Transportation, Inc.

We have audited Knight Transportation, Inc.'s (an Arizona corporation) and subsidiaries' (collectively, the "Company") internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Knight Transportation, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management's Annual Report on Internal Control Over Financial Reporting" (page III-29). Our responsibility is to express an opinion on Knight Transportation, Inc.'s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Knight Transportation Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Knight Transportation, Inc. and subsidiaries as of December 31, 2011, and the related consolidated statements of income, shareholders' equity, and cash flows for the year ended December 31, 2011, and our report dated February 29, 2012, expressed an unqualified opinion.

/s/ GRANT THORNTON LLP

Phoenix, AZ
February 29, 2012

DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

We incorporate by reference the information contained under the headings "Proposal No. 1 - Election of Directors," "Continuing Directors," "Corporate Governance - Our Executive Officers and Certain Significant Employee," "Corporate Governance - The Board of Directors and Its Committees - Committees of the Board of Directors - The Audit Committee," "Corporate Governance - Section 16(a) Beneficial Ownership Reporting Compliance," and "Corporate Governance - Code of Ethics," from our definitive Proxy Statement to be delivered to our shareholders in connection with the 2012 Annual Meeting of Shareholders to be held May 17, 2012.

EXECUTIVE COMPENSATION

We incorporate by reference the information contained under the headings "Executive Compensation," "Corporate Governance - The Board of Directors and Its Committees - Committees of the Board of Directors - The Compensation Committee - Compensation Committee Interlocks and Insider Participation," and "Corporate Governance - The Board of Directors and Its Committees - Committees of the Board of Directors - The Compensation Committee – Report of the Compensation Committee" from our definitive Proxy Statement to be delivered to our shareholders in connection with the 2012 Annual Meeting of Shareholders to be held May 17, 2012.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Securities Authorized For Issuance Under Equity Compensation Plans

The following table provides certain information, as of December 31, 2011, with respect to our compensation plans and other arrangements under which shares of our common stock are authorized for issuance.

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options warrants and rights	Number of securities remaining eligible for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	3,823,585	$15.80	2,917,405
Equity compensation plans not approved by security holders	-	-	-
Total	3,823,585	$15.80	2,917,405

We have also issued restricted stock units to our employees, which are not included in the number of securities to be issued upon exercise of outstanding options, warrants, and rights, as listed in Column A above. Our restricted stock units are service-based awards that vest gradually over a period ranging from 5 to 13 years.

We incorporate by reference the information contained under the heading "Security Ownership of Certain Beneficial Owners and Management" from our definitive Proxy Statement to be delivered to our shareholders in connection with the 2012 Annual Meeting of Shareholders to be held May 17, 2012.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

We incorporate by reference the information contained under the headings "Certain Relationships and Related Transactions," and "Corporate Governance - The Board of Directors and Its Committees" from our definitive Proxy Statement to be delivered to our shareholders in connection with the 2012 Annual Meeting of Shareholders to be held May 17, 2012.

PRINCIPAL ACCOUNTING FEES AND SERVICES

We incorporate by reference the information contained under the heading "Principal Accounting Fees and Services" from our definitive Proxy Statement to be delivered to our shareholders in connection with the 2012 Annual Meeting of Shareholders to be held May 17, 2012.

FINANCIAL STATEMENTS

Report of Grant Thornton LLP, Independent Registered Public Accounting Firm

Report of Deloitte & Touche LLP, Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of December 31, 2011 and 2010

Consolidated Statements of Income for the years ended December 31, 2011, 2010, and 2009

Consolidated Statements of Shareholders' Equity for the years ended December 31, 2011, 2010, and 2009

Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2010, and 2009

Notes to Consolidated Financial Statements

ADDITIONAL INFORMATION

A copy of our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, as filed with the Securities and Exchange Commission, may be obtained free of charge by contacting Adam Miller, Secretary, Knight Transportation, Inc., 5601 West Buckeye Road, Phoenix, Arizona 85043.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Knight Transportation, Inc.

We have audited the accompanying consolidated balance sheet of Knight Transportation, Inc. (an Arizona corporation) and subsidiaries (collectively, the "Company") as of December 31, 2011, and the related consolidated statements of income, shareholders' equity, and cash flows for the year ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Knight Transportation, Inc. and subsidiaries as of December 31, 2011, and the results of their operations and their cash flows for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated February 29, 2012, expressed an unqualified opinion.

/s/ GRANT THORNTON LLP

Phoenix, AZ
February 29, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Knight Transportation, Inc.
Phoenix, Arizona

We have audited the accompanying consolidated balance sheet of Knight Transportation, Inc. and subsidiaries (the "Company") as of December 31, 2010, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the two years in the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Knight Transportation, Inc. and subsidiaries as of December 31, 2010, and the results of their operations and their cash flows for each of the two years in the period then ended, in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

Phoenix, Arizona
March 1, 2011

KNIGHT TRANSPORTATION, INC. AND SUBSIDIARIES

Consolidated Balance Sheets
December 31, 2011 and 2010
(In thousands)

Assets	2011	2010
Current Assets:		
Cash and cash equivalents	$9,584	$28,013
Short-term investments held for trading	-	24,379
Trade receivables, net of allowance for doubtful accounts of $1,651and $2,355, respectively	101,319	78,479
Notes receivable, net of allowance for doubtful notes receivable of $416 and $480, respectively	1,034	1,391
Related party notes and interest receivable	2,868	3,038
Prepaid expenses	10,131	8,514
Assets held for sale	19,416	4,132
Other current assets	9,605	4,717
Income tax receivable	3,821	6,914
Current deferred tax assets	2,319	5,671
Total current assets	160,097	165,248
Property and Equipment:		
Revenue equipment	636,634	584,237
Land and land improvements	36,078	31,906
Buildings and improvements	81,627	77,949
Furniture and fixtures	11,378	8,112
Shop and service equipment	7,865	6,511
Leasehold improvements	2,853	2,512
	776,435	711,227
Less: accumulated depreciation and amortization	(229,402)	(227,518)
Property and equipment, net	547,033	483,709
Notes receivable, net of current portion	3,987	4,246
Goodwill	10,295	10,313
Intangible assets, net	-	52
Other long-term assets and restricted cash	16,171	13,419
Total assets	$737,583	$676,987

The accompanying notes are an integral part of these consolidated financial statements.

KNIGHT TRANSPORTATION, INC. AND SUBSIDIARIES

Consolidated Balance Sheets
December 31, 2011 and 2010
(In thousands, except par value)

Liabilities and Shareholders' Equity	2011	2010
Current Liabilities:		
Accounts payable	$14,322	$7,571
Accrued payroll and purchased transportation	9,096	6,547
Accrued liabilities	13,645	11,075
Claims accrual – current portion	12,875	13,843
Dividend payable – current portion	77	1,433
Total current liabilities	50,015	40,469
Long-term Liabilities:		
Claims accrual – long-term portion	8,693	10,168
Dividend Payable – long-term portion	1,457	-
Deferred tax liabilities	145,668	118,886
Long-term debt	55,000	-
Total long-term liabilities	210,818	129,054
Total liabilities	260,833	169,523
Commitments and Contingencies (Note 5)		
Shareholders' Equity:		
Preferred stock, $0.01 par value; 50,000 shares authorized; none issued		
Common stock, $0.01 par value; 300,000 shares authorized; 79,392 and 83,693 shares issued and outstanding at December 31, 2011 and 2010, respectively	794	837
Additional paid-in capital	132,723	126,975
Accumulated other comprehensive income	(448)	7
Retained earnings	343,290	379,714
Total Knight Transportation Shareholders' Equity	476,359	507,533
Noncontrolling interest	391	(69)
Total Shareholders' Equity	476,750	507,464
Total liabilities and shareholders' equity	$737,583	$676,987

The accompanying notes are an integral part of these consolidated financial statements.

KNIGHT TRANSPORTATION, INC. AND SUBSIDIARIES

Consolidated Statements of Income
For the Years Ended December 31, 2011, 2010 and 2009
(In thousands, except per share data)

	2011	2010	2009
Revenue:			
Revenue, before fuel surcharge	$697,286	$615,654	$571,496
Fuel surcharge	168,913	115,055	80,225
Total revenue	866,199	730,709	651,721
Operating Expenses:			
Salaries, wages and benefits	218,686	206,536	198,815
Fuel	226,471	174,398	140,385
Operations and maintenance	53,714	46,612	42,826
Insurance and claims	30,072	25,053	22,087
Operating taxes and licenses	15,212	13,998	13,450
Communications	5,534	5,465	5,407
Depreciation and amortization	75,832	70,962	71,444
Purchased transportation	129,143	82,031	61,802
Miscellaneous operating expenses	11,514	10,439	13,509
Total operating expenses	766,178	635,494	569,725
Income from operations	100,021	95,215	81,996
Other Income:			
Interest income	1,068	1,554	1,534
Interest expense	(180)	-	-
Other income	279	843	365
Total other income	1,167	2,397	1,899
Income before income taxes	101,188	97,612	83,895
Income Taxes	40,480	38,633	33,332
Net income	60,708	58,979	50,563
Net (income)/ loss attributable to noncontrolling interest	(460)	93	-
Net income attributable to Knight Transportation	$60,248	$59,072	$50,563
Basic Earnings Per Share	$0.74	$0.71	$0.61
Diluted Earnings Per Share	$0.74	$0.70	$0.60
Weighted Average Shares Outstanding - Basic	81,439	83,533	83,230
Weighted Average Shares Outstanding - Diluted	81,872	84,416	83,632

The accompanying notes are an integral part of these consolidated financial statements.

KNIGHT TRANSPORTATION, INC. AND SUBSIDIARIES

Consolidated Statements of Shareholders' Equity
For the Years Ended December 31, 2011, 2010 and 2009
(In thousands)

	Common Stock							
	Shares Issued	Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Knight Transportation Shareholders' Equity	Noncontrolling Interest	Total Equity
Balance, December 31, 2008	83,383	$834	$108,885	$374,185	-	$483,904	-	$483,904
Exercise of stock options	302	3	2,554	-	-	2,557	-	2,557
Issuance of common stock	6	-	112	-	-	112	-	112
Stock repurchases	(389)	(4)	-	(4,895)	-	(4,899)	-	(4,899)
Excess tax benefit of stock option exercises	-	-	508	-	-	508	-	508
Employee stock-based compensation expense	-	-	3,289	-	-	3,289	-	3,289
Cash dividends paid and dividends accrued	-	-	-	(15,876)	-	(15,876)	-	(15,876)
Net income	-	-	-	50,563	-	50,563	-	50,563
Balance, December 31, 2009	83,302	$833	$115,348	$403,977	-	$520,158	-	$520,158
Exercise of stock options	386	4	4,185	-	-	4,189	-	4,189
Issuance of common stock	5	-	112	-	-	112	-	112
Stock repurchases	-	-	-	-	-	-	-	-
Excess tax benefit of stock option exercises	-	-	602	-	-	602	-	602
Employee stock-based compensation expense	-	-	6,728	-	-	6,728	-	6,728
Cash dividends paid and dividends accrued	-	-	-	(83,335)	-	(83,335)	-	(83,335)
Net income attributable to Knight	-	-	-	59,072	-	59,072	-	59,072
Other comprehensive income	-	-	-	-	7	7	-	7
Capital contributions from noncontrolling interest	-	-	-	-	-	-	24	24
Net loss attributable to noncontrolling interest	-	-	-	-	-	-	(93)	(93)
Balance, December 31, 2010	83,693	$837	$126,975	$379,714	$7	$507,533	$(69)	$507,464
Exercise of stock options and RSU's	275	3	2,006	-	-	2,009	-	2,009
Issuance of common stock	6	-	112	-	-	112	-	112
Stock repurchases	(4,582)	(46)	-	(76,518)	-	(76,564)	-	(76,564)
Shares withheld from RSU settlement	-	-	-	(513)		(513)	-	(513)
Excess tax benefit of stock option exercises	-	-	129	-	-	129	-	129
Employee stock-based compensation expense	-	-	3,501	-	-	3,501	-	3,501
Cash dividends paid and dividends accrued	-	-	-	(19,641)	-	(19,641)	-	(19,641)
Net income attributable to Knight	-	-	-	60,248	-	60,248	-	60,248
Other comprehensive loss	-	-	-	-	(455)	(455)	-	(455)
Net income attributable to noncontrolling interest	-	-	-	-	-	-	460	460
Balance, December 31, 2011	79,392	$794	$132,723	$343,290	$(448)	$476,359	$391	$476,750

The accompanying notes are an integral part of these consolidated financial statements.

KNIGHT TRANSPORTATION, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows
For the Years Ended December 31, 2011, 2010 and 2009
(In thousands)

	2011	2010	2009
Cash Flows From Operating Activities:			
Net income	$60,708	$58,979	$50,563
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and amortization	75,832	70,962	71,444
Gain on sale of equipment	(6,865)	(6,157)	(2,802)
Earn-out on sold investment	(115)	(718)	-
Gain on sale of available-for-sale securities	(90)	-	-
Gain from insurance claim settlement	-	(100)	(388)
Loss from investment in Transportation Resource Partners III	(74)	319	-
Impairment of investment in Transportation Resource Partners I	-	960	-
Compensation expense for issuance of common stock to certain members of board of directors	112	112	112
Provision for allowance for doubtful accounts and notes receivable	578	1,553	2,833
Deferred income taxes	30,412	10,830	2,077
Excess tax benefits related to stock-based compensation	(60)	(484)	(446)
Stock-based compensation expense	3,501	6,728	3,289
Changes in operating assets and liabilities:			
Short-term investments held for trading	24,379	42,563	(35,065)
Trade receivables	(22,955)	(6,295)	(4,539)
Related party interest receivable	(49)	103	-
Other current assets	(4,888)	(1,146)	(377)
Prepaid expenses	(1,618)	(1,190)	(215)
Income tax receivable	3,092	(6,914)	774
Other long-term assets	(462)	(136)	43
Accounts payable	(3,034)	1,993	(819)
Accrued liabilities and claims accrual	2,293	(1,853)	415
Net cash provided by operating activities	160,697	170,109	86,899
Cash Flows From Investing Activities:			
Purchases of property and equipment	(172,916)	(134,394)	(95,478)
Proceeds from sale of equipment/assets held for sale	34,608	42,883	39,773
Purchase of long-term available-for-sale securities	(313)	(5,014)	-
Cash proceeds from sale of available-for-sale securities	440	103	-
Cash receipt from notes receivable	2,674	2,958	2,700
Cash payment for notes receivable	(1,951)	(1,800)	(1,752)
Cash proceeds from related party notes receivable	219	803	1,157
Cash payment for loans provided to related party	-	-	(4,998)
Investments in Transportation Resource Partners III	(2,316)	(2,628)	(306)
Return of investment in Transportation Resource Partners I	115	696	43
Proceeds/earn-out from sale of investment in Concentrek, Inc.	-	718	-
Proceeds from insurance claim settlement	-	100	699
Increase in restricted cash	(651)	(58)	(2,251)
Net cash used in investing activities	(140,091)	(95,633)	(60,413)
Cash Flows From Financing Activities:			
Dividends paid	(19,540)	(81,972)	(15,805)
Payments to repurchase company stock	(76,564)	-	(4,899)
Excess tax benefits related to stock-based compensation	60	484	446
Proceeds from borrowing on line of credit	55,000	-	-
Cash investment from noncontrolling interest holder	-	24	-
Proceeds from exercise of stock options	2,009	4,189	2,557
Net cash used in financing activities	(39, 035)	(77,275)	(17,701)
Net (decrease) increase in Cash and Cash Equivalents	(18,429)	(2,799)	8,785
Cash and Cash Equivalents, beginning of year	28,013	30,812	22,027
Cash and Cash Equivalents, end of year	$9,584	$28,013	$30,812
Supplemental Disclosures:			
Non-cash investing and financing transactions:			
Equipment acquired included in accounts payable	$10,029	$456	$8,689
Dividend accrued for restricted stock units	$1,534	$1,433	$70
Transfer from property and equipment to assets held for sale	$35,540	$18,448	$30,554
Financing provided to independent contractors for equipment sold	$2,359	$3,990	$4,455
Cash flow information:			
Income taxes paid	$6,828	$36,664	$27,387
Interest expense paid	$154	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

December 31, 2011, 2010 and 2009

1. Organization and Summary of Significant Accounting Policies

a. Nature of Business

Knight Transportation, Inc. (an Arizona corporation) and subsidiaries (the "Company") is a short to medium-haul truckload carrier of general commodities headquartered in Phoenix, Arizona. The Company also has service centers located throughout the United States. The Company provides truckload carrier dry van, temperature-controlled, brokerage, intermodal and drayage services. The Company is subject to regulation by the Department of Transportation and various state regulatory authorities.

b. Significant Accounting Policies

Principles of Consolidation - The accompanying consolidated financial statements include Knight Transportation, Inc., and its wholly owned and controlled subsidiaries. The Company's minority interests in subsidiaries are not significant. All intercompany accounts and transactions are eliminated upon consolidation.

Joint Venture - In April 2010, the Company collaborated with a non-related investor to form an Arizona limited liability company to source commercial vehicle parts. The Company acquired a 52% interest in this entity. The Company has consolidated the entity's financial results in our consolidated financial statements beginning April 2010 in accordance with ASC 810-10-15-8, Consolidation.

Use of Estimates - The preparation of financial statements in conformity with United States Generally Accepted Accounting Principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - Cash and cash equivalents are comprised of cash, money market funds, and short-term, highly liquid instruments with insignificant interest rate risk and original maturities of three months or less. Cash balances with institutions may be in excess of Federal Deposit Insurance Corporation (FDIC) limits or may be invested in sweep accounts that are not insured by the institution, the FDIC or any other government agency.

Short-term Investments Held for Trading - Short-term investments held for trading are comprised of debt securities with effective maturities of greater than three months, and represent an investment of cash that is available for current operations. These debt securities are recorded at fair value with realized and unrealized gains and losses included in interest income on our consolidated statements of income. Our short-term investments held for trading are mainly comprised of municipal securities, and we did not experience any significant unrealized gain or loss during the year. At December 31, 2011, we did not have any short-term investments held for trading, compared to $24.4 million short-term investments held for trading at December 31, 2010.

Notes Receivable – The Company provides financing to independent contractors and third parties on equipment sold or leased under the Company's equipment sale program. Most of the notes are collateralized and are due in weekly installments, including principal and interest payments, ranging from 5% to 14%. The Company had 180 and 210 loans outstanding from independent contractors and third parties as of December 31, 2011, and 2010, respectively.

The notes receivable balances are classified separately between current and long-term in the consolidated balance sheet. The current and long-term balance of our notes receivable at December 31, 2011 and 2010 are as follows:

	2011	2010
	(In thousands)	
Notes receivable from independent contractors	$1,265	$2,391
Notes receivable from third parties	4,102	3,598
Net investment in direct financing and sales-type leases	70	128
Gross notes receivable	5,437	6,117
Allowance for doubtful notes receivable	(416)	(480)
Total notes receivable net of allowance	$5,021	$5,637
Current portion (net of allowance)	$1,034	$1,391
Long-term portion	$3,987	$4,246

The following lists the components of the net investment in direct financing and sales-type leases as of December 31, 2011 and 2010:

	2011	2010
	(In thousands)	
Total minimum lease payments to be received	$73	$140
Less: unearned income	(3)	(12)
Net investment in direct financing and sales-type leases	$70	$128

The current and long-term portion of the Company's net investment in direct financing and sales-type leases is included in notes receivable in the accompanying consolidated balance sheets. The interest method is used to amortize unearned income, which amortizes unearned income to income over the lease term so as to produce a constant periodic rate of return on the net investment in each lease. The amortization of unearned income is included in interest income and other in the accompanying consolidated statements of operations.

As of December 31, 2011, future minimum lease payments to be received from direct financing and sales-type leases in 2012 are $39,000.

Assets Held for Sale - The Company had $19.4 million and $4.1 million of revenue equipment not being utilized in continuing operations, which is classified as assets held for sale as of December 31, 2011 and 2010, respectively. Assets held for sale are recorded at the lower of depreciated value or fair market value less selling costs, and not subject to depreciation. The Company periodically reviews the carrying value of these assets for possible impairment. No significant impairment was recorded in 2011 or 2010. The Company expects to sell these assets within 12 months.

Other Current Assets - Included in other current assets are inventories of tires, spare parts, and fuel.

Property and Equipment - Property and equipment is stated at cost less accumulated depreciation. Property and equipment is depreciated to estimated salvage values using the straight-line method of depreciation over the following estimated useful lives:

	Years
Land improvements	5 - 10
Buildings and improvements	15 - 30
Furniture and fixtures	3 - 5
Shop and service equipment	2 - 5
Revenue equipment	5 - 10
Leasehold improvements	1 - 5

The Company expenses repairs and maintenance as incurred. For the years ended December 31, 2011, 2010, and 2009, repairs and maintenance expense totaled approximately $24.2 million, $21.1 million, and $19.4 million, respectively, and is included in operations and maintenance expense in the accompanying consolidated statements of income.

The Company periodically reviews the reasonableness of its estimates regarding useful lives and salvage values for revenue equipment and other long-lived assets based upon, among other things, the Company's experience with similar assets, conditions in the used revenue equipment market, and prevailing industry practice.

Tires on revenue equipment purchased are capitalized as a part of the equipment cost and depreciated over the life of the vehicle. Replacement tires and recapping costs are expensed when placed in service.

Other Long-term Assets and Restricted Cash include:

	2011	2010
	(In thousands)	
Investment in Transportation Resource Partners (TRP)	$2,246	$2,103
Investment in Transportation Resource Partners III (TRP III)	4,925	2,678
Restricted Cash and Investments	3,531	2,879
Available-For-Sale Equity Securities	4,154	4,923
Other	1,315	836
	$16,171	$13,419

In 2003, the Company signed a partnership agreement with TRP, a company that makes privately negotiated equity investments. According to the original partnership agreement, the Company committed to invest $5.0 million out of approximately $260.0 million total, for a 1.9% ownership interest. In early 2006, the Company increased the commitment amount to $5.5 million. Contributions to TRP are accounted for using the cost method as the level of influence over the operations of TRP is minor. In 2010, the Company received a distribution of $1.9 million from TRP for the sale of a TRP portfolio company whose value had substantially increased since purchase. The proceeds from the sale resulted in a $1.3 million gain for the Company, with the remaining proceeds representing a return of investment in TRP. The Company also recorded a $960,000 impairment in 2010 for an other-than-temporary loss in its investment in resulting from unrealized losses on the investments remaining within the TRP portfolio. In 2011, the Company received additional earn-out of $115,000 for the portfolio disposed in 2010. The Company also contributed $142,000 to TRP in 2011 as an additional investment. At December 31, 2011, the Company's ownership interest in TRP was approximately 2.0%, with a carrying value of $2.2 million.

In the fourth quarter of 2008, the Company committed to invest $15.0 million in a new partnership managed and operated by the managers and principals of TRP. The new partnership, Transportation Resource Partners III, LP ("TRP III"), focuses on the same investment opportunities as TRP. Since its inception, the Company has contributed approximately $5.2 million to TRP III, leaving an outstanding commitment of $9.8 million as of December 31, 2011. The investment in TRP III is accounted for using the equity method. In 2011, the Company recorded a $74,000 gain from its investment in TRP III, compared to a $319,000 loss for the same period in 2010. At December 31, 2011, the investment balance in TRP III was $4.9 million, compared to $2.7 million a year ago. The Company's ownership interest was approximately 6.1% as of December 31, 2011.

Restricted Cash and Investments and Available-For-Sale Equity Securities – In connection with the Company's self-insurance program, $3.5 million and $2.9 million have been set aside in escrow accounts to meet statutory requirements at December 31, 2011 and 2010, respectively. In accordance to provisions of ASC 210, Balance Sheet, and ASC 320, Investments – Debt and Equity Securities, the Company's investments in debt securities are classified as either trading securities, held-to-maturity securities, or available-for-sale securities, based on the Company's intent with respect to those securities. Investments in debt securities are classified as trading securities if they are held principally for the purpose of selling in the near term. Investments in debt securities are classified as held-to-maturity if the Company has the positive intent to hold such securities to maturity and the ability to do so. Investments in debt securities not classified as trading or held-to-maturity are classified as available-for-sale.

Impairment of Long-Lived Assets – ASC 360-10, Property, Plant and Equipment, provides a single accounting model for the assessment of impairment of long-lived assets. In accordance with ASC 360-10, Long-lived Assets, such as property and equipment, and purchased intangibles to be held and used in operations are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Long-lived assets are grouped at the lowest level at which identifiable cash flows are largely independent when assessing impairment. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets classified as held for sale are presented in the Company's consolidated balance sheets at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The revenue equipment classified as held for sale is presented in "assets held for sale" on the Company's consolidated balance sheets. Recoverability of long-lived assets is dependent upon, among other things, the Company's ability to continue to achieve profitability in order to meet its obligations when they become due. In the opinion of management, based upon current information, the carrying amount of long-lived assets will be recovered by future cash flows generated through the use of such assets over their respective estimated useful lives.

Goodwill & Intangibles, net - Goodwill is not amortized but is reviewed for impairment at least annually (December 31), or more frequently should any of the circumstances as listed in ASC 350-20, Goodwill, occur. ASC 350-20 requires that goodwill be tested for impairment at the reporting unit level at least annually, utilizing a two-step methodology. The initial step requires the Company to determine the fair value of the reporting unit and compare it to the carrying value, including goodwill, of such unit. No impairment is recognized if the fair value exceeds the carrying value; however, if the carrying value of the reporting unit exceeds its fair value, the goodwill of the reporting unit may be impaired. The amount, if any, of the impairment would then be measured in the second step. The Company completed this annual test as of December 31, 2011, and no adjustment for impairment was determined necessary. The Company has no accumulated goodwill impairment loss from prior years.

During fiscal year 2006, the Company recorded approximately $1.8 million of goodwill and $310,000 finite lived intangible assets in connection with the acquisition of most of the trucking assets of Roads West. In 2007, the Company paid Roads West $135,000 for an earn-out, representing the final earn-out under the purchase agreement. The earn-out paid in 2007 was recorded as additional goodwill related to this acquisition. The basis of goodwill for tax purposes was determined to be in excess of the book basis of goodwill. Under this circumstance, ASC 740, Income Taxes, requires that the goodwill be separated into two components for the acquisitions before the adoption of ASC 805, Business Combination. The first component is equivalent to book goodwill and future tax amortization of this component is treated as a temporary difference, for which a deferred tax liability is established. The second component is the excess tax goodwill over the book goodwill, for which no deferred taxes are recognized. The tax benefit from the recognition on the tax return of the amortization of the second component is treated as a reduction in the book basis of goodwill. The finite lived intangible portion will be amortized using the straight-line method over a five-year period.

All goodwill was recorded in connection with the Company's asset-based businesses. The changes in the carrying amounts of goodwill were as follows:

	2011	2010
	(In thousands)	
Goodwill at beginning of period	$10,313	$10,333
Amortization relating to deferred tax assets	(18)	(20)
Goodwill at end of period	$10,295	$10,313

Intangible assets consist of the following:

	2011	2010
	(In thousands)	
Intangible assets at beginning of period	$52	$114
Amortization	(52)	(62)
Intangible assets at end of period	$-	$52

Claims Accrual - The claims reserves represent accruals for estimated pending claims within the SIR (self insured retention), including adverse development of known claims, and incurred but not reported claims. These estimates are based on the Company's claims experience, including claims settlement patterns, historical payment trends, the experience/knowledge of the Company's self-administered claims as well as that of the third-party administrator as it relates to workers' compensation claims, along with assumptions about future events, and the assistance of an actuary in 2010 and 2009. The most significant assumptions used in the estimation process include determining the trend in costs, the expected cost of claims incurred but not reported and the expected costs to settle or pay outstanding claims. Changes in assumptions, as well as changes in actual experience, could cause these estimates to change significantly in the near term. A higher SIR may cause assumptions and estimates to vary more unpredictably than a lower SIR.

Revenue Recognition - The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collectability is probable. These conditions are met upon delivery.

In accordance with ASC 605-45, Revenue Recognition – Principal Agent Consideration, the Company accounts for revenue from our asset-based operations, our non-asset-based operations, and revenue on freight transported by independent contractors within our asset-based operations on a gross basis. The Company is the primary obligor in the arrangements, the Company has the ability to establish prices, the Company has discretion in selecting the independent contractor or other third party that will perform the service, the Company has the risk of loss in the event of cargo claims, and the Company bears credit risk with customer payments. Accordingly, all such revenue billed to customers is classified as operating revenue and all corresponding payments to carriers for transportation services the Company arranges in connection with brokerage and intermodal activities and to independent contractor providers of revenue equipment are classified as purchased transportation expense.

Allowance for Doubtful Accounts - Revenue is recognized when freight is delivered, creating a credit sale and an account receivable. Credit terms for customer accounts are typically on a net 30 day basis. The Company establishes an allowance for doubtful accounts based on historical experience as well as any known trends or uncertainties related to customer billing and account collectability. The Company reviews the adequacy of its allowance for doubtful accounts on a quarterly basis.

Allowance for Doubtful Notes Receivable - The Company evaluates the collectability of notes and finance lease receivables on a customer-by-customer basis. The Company establishes an allowance for credit losses based on specific customer circumstances, payment patterns, credit risk changes and historical loss experience. The Company reviews the adequacy of its allowance for doubtful notes receivable quarterly.

Income Taxes - The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company records a valuation allowance for deferred tax assets to the extent it believes these assets are not more likely than not be realized. In making such determination, the Company considers all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial operations. A valuation allowance for deferred tax assets has not been deemed necessary due to the Company's profitable operations.

The Company recognizes a tax benefit from an uncertain tax position when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits.

Financial Instruments - The Company's financial instruments include cash equivalents, short-term investments held for trading, available-for-sale securities, trade receivables, notes receivable, accounts payable, and long-term debt. Due to the short-term nature of cash equivalents, short-term investments held for trading, trade receivables, and accounts payable, the fair value of these instruments approximates their recorded value. Due to the variable interest rate, the fair value of long-term debt approximates fair value.

Concentration of Credit Risk - Financial instruments that potentially subject the Company to credit risk consist principally of trade receivables and notes receivable. Revenue for the Company's three largest customers accounted for approximately 12% of the total revenue for each of the years ended 2011, 2010, and 2009. Balances due from the three largest customers account for approximately 9.5% of the total trade receivable balance as of December 31, 2011. Revenue from the Company's single largest customer represented approximately 5%, of total revenue for the years ended December 31, 2011 and 2010, and approximately 4% for year ended December 31, 2009. The balance due from the single largest customer accounts for approximately 3.7% of the total trade receivable balance as of December 31, 2011, compared to 7.0% a year ago.

Earnings Per Share - A reconciliation of the numerator (net income) and denominator (weighted average number of shares outstanding) of the basic and diluted earnings per share ("EPS") computations for 2011, 2010, and 2009 are as follows (in thousands, except per share data):

	2011			2010			2009		
	Net Income (numerator)	Shares (denominator)	Per Share Amount	Net Income (numerator)	Shares (denominator)	Per Share Amount	Net Income (numerator)	Shares (denominator)	Per Share Amount
Basic EPS	$60,248	81,439	$0.74	$59,072	83,533	$0.71	$50,563	83,230	$0.61
Effect of stock options & restricted stock	-	433		-	883		-	402	
Diluted EPS	$60,248	81,872	$0.74	$59,072	84,416	$0.70	$50,563	83,632	$0.60

Certain shares of common stock were excluded in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common shares, and therefore, the effect would be anti-dilutive. A summary of those options for the twelve months ended December 31, 2011, 2010, and 2009, respectively, is as follows:

	2011	2010	2009
Number of anti-dilutive shares	2,655,814	1,349,258	1,541,105

Segment Information – The Company is a provider of multiple truckload transportation services with a nationwide network of service centers through which it operates one of the country's largest tractor fleets. In addition to its own fleet, the Company also partners with third-party equipment providers to provide truckload capacity and a broad range of solutions to truckload shippers. The Company has five operating segments comprised of three asset-based operating segments (dry van truckload, temperature-controlled truckload, and port services) and two non-asset-based operating segments (brokerage and intermodal services). Through its asset-based and non-asset-based capabilities the Company is able to transport, or can arrange for the transportation of, general commodities for customers throughout the United States and parts of Canada and Mexico.

In the past, the Company has identified two reportable segments comprised of an asset-based segment and a non-asset-based segment. As the Company broadens the range of truckload solutions for its customers across multiple service offerings and transportation modes, the Company assesses the impact of these changes on its determination of operating and reportable segments. Based on the guidance set forth in ASC 280-10, Segment Reporting, in 2011 the Company determined that it has one reportable segment as all five operating segments meet all of the aggregation criteria. Based on the Company's 2011 evaluation, it concluded that all operating segments exhibit similar long-term economic characteristics, have similar performance indicators, and are exposed to the same competitive, operating, financial, and other risk factors. Prior year segment information is no longer reported, consistent with the single reportable segment determination in 2011.

New Accounting Pronouncements

In December 2011, the FASB issued ASU No. 2011-12 "Comprehensive Income (ASC 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-15" ("ASU 2011-05"), to defer certain aspects of ASU 2011-05 "Comprehensive Income (ASC Topic 220): Presentation of Comprehensive Income" ("ASU 2011-05"), beyond the current effective date, specifically the provisions dealing with reclassification adjustments. Because the standard only impacts the display of comprehensive income and does not impact what is included in comprehensive income, adoption of the standard is not expected to have a material impact on the Company's consolidated financial statements.

In September 2011, the FASB issued ASU No. 2011-08, "Intangibles-Goodwill and Other (ASC 350): Testing Goodwill for Impairment" ("ASU 2011-08"), which amends current goodwill impairment guidance. Under the amendments in this ASU, an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. However, if an entity concludes otherwise, then it is required to perform the first step of the two-step impairment test by calculating the fair value of the reporting unit and comparing the fair value with the carrying amount of the reporting unit. If the carrying amount of a reporting unit exceeds its fair value, then the entity is required to perform the second step of the goodwill impairment test to measure the amount of the impairment loss, if any. Under the amendments in this ASU, an entity also has the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing the first step of the two-step goodwill impairment test. An entity may resume performing the qualitative assessment in any subsequent period. The amendments are effective for annual goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. Adoption of ASU 2011-08 is not expected to have a material impact on the Company's consolidated financial statements.

In June 2011, the FASB issued ASU No. 2011-05, "Comprehensive Income (ASC 220): Presentation of Comprehensive Income" ("ASU 2011-05"), which amends current comprehensive income guidance. This accounting update eliminates the option to present the components of other comprehensive income as part of the statement of shareholders' equity. Instead, the Company must report comprehensive income in either a single continuous statement of comprehensive income which contains two sections, net income and other comprehensive income, or in two separate but consecutive statements. ASU 2011-05 will be effective during the interim and annual periods beginning after December 15, 2011 with early adoption permitted.

In May 2011, the FASB issued ASU No. 2011-04, "Fair Value Measurement (ASC 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs" ("ASU 2011-04"), which clarifies existing fair value measurement and disclosure requirements, amends certain fair value measurement principles and requires additional disclosures about fair value measurements. ASU 2011-04 will be effective during the interim and annual periods beginning after December 15, 2011; early adoption is not permitted. Adoption of ASU 2011-04 is not expected to have a material impact on the Company's consolidated financial statements.

In December 17, 2010, the FASB issued ASU 2010-28, "Intangibles—Goodwill and Other (ASC 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts (a consensus of the FASB Emerging Issues Task Force), " which (1) does not prescribe a specific method of calculating the carrying value of a reporting unit in the performance of step 1 of the goodwill impairment test and (2) requires entities with a zero or negative carrying value to assess, considering qualitative factors such as those listed in ASC 350-20-35-30 (these factors are not all-inclusive), whether it is more likely than not that a goodwill impairment exists (confirming this aspect of the consensus-for-exposure). If an entity concludes that it is more likely than not that goodwill impairment exists, the entity must perform step 2 of the goodwill impairment test. The Company adopted this guidance effective January 1, 2011, and it had no impact on the consolidated financial statements.

In July 21, 2010, the FASB issued ASU 2010-20, "Receivables (ASC 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses, " which amends ASC 310 by requiring more robust and disaggregated disclosures about the credit quality of an entity's financing receivables and its allowance for credit losses. The purpose of the additional disclosures is to improve financial statement users' understanding of (1) the nature of an entity's credit risk associated with its financing receivables and (2) the entity's assessment of that risk in estimating its allowance for credit losses as well as changes in the allowance and the reasons for those changes. The new and amended disclosures that relate to information as of the end of a reporting period were effective for the first time (including interim periods) on or after December 15, 2010. Most of the new and amended disclosures in the ASU became effective at year-end 2010. However, the disclosures that include information for activity that occurs during a reporting period became effective for the Company for the first time January 1, 2011. Those disclosures include (1) the activity in the allowance for credit losses for each period and (2) disclosures about modifications of financing receivables. These disclosures did not have a material impact on the consolidated financial statements.

In January 21, 2010, FASB issued ASU 2010-06, "Fair Value Measurements and Disclosures (ASC 820): Improving Disclosures about Fair Value Measurements, " which amends ASC 820 to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. The ASU also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. Further, the ASU amends guidance on employers' disclosures about post-retirement benefit plan assets under ASC 715 to require that disclosures be provided by classes of assets instead of by major categories of assets. The ASU is effective for the first reporting period (including interim periods) beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. These disclosures did not have a material impact on the consolidated financial statements.

2. <u>Fair Value Measurements</u>

The Company's assets and liabilities that have been measured at fair value are based on principles set forth in ASC 820-10, Fair Value Measurements and Disclosure, for recurring and non-recurring fair value measurements of financial and non-financial assets and liabilities. This standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This standard establishes a three-level hierarchy for fair value measurements based upon the significant inputs used to determine fair value. Observable inputs are those obtained from market participants external to the Company, while unobservable inputs are generally developed internally, utilizing management's estimates, assumptions, and specific knowledge of the nature of the assets or liabilities and related markets. The three levels are defined as follows:

Level 1 – Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. An active market is defined as a market in which transactions for the assets or liabilities occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 – Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active (markets with few transactions), inputs other than quoted prices that are observable for the asset or liability (i.e., interest rates, yield curves, etc.) and inputs that are derived principally from or corroborated by observable market data correlation or other means (market corroborated inputs).

Level 3 – Unobservable inputs, only used to the extent that observable inputs are not available, reflect the Company's assumptions about the pricing of an asset or liability.

In accordance with the fair value hierarchy described above, the following table shows the fair value of the Company's financial assets and liabilities that are required to be measured on a recurring basis at fair value as of December 31, 2011 and December 31, 2010.

			Level One		Level Two		Level Three	
	Balance at December 31, 2011	Balance at December 31, 2010	Balance at December 31, 2011	Balance at December 31, 2010	Balance at December 31, 2011	Balance at December 31, 2010	Balance at December 31, 2011	Balance at December 31, 2010
				(In thousands)				
Assets:								
Money market funds	-	$22,856	-	$22,856	-	-	-	-
Trading Securities: Debt securities - municipal	-	$24,379	-	-	-	$24,379	-	-
Available-for-sale Securities: Equity securities - common shares	$4,154	$4,923	$4,154	$4,923	-	-	-	-
Restricted cash and investments:								
Money market funds	$823	$811	$823	$811	-	-	-	-
Trading Securities: Debt securities - municipal	$2,708	$2,068	-	-	$2,708	$2,068	-	-

At December 31, 2011, the Company had $4.2 million of marketable equity securities that were classified as available-for-sale securities and carried at fair value, with unrealized gains and losses recorded as a component of accumulated other comprehensive income in shareholders' equity. Realized gains and losses, and declines in value judged to be other-than-temporary, on available-for-sale securities are included in the determination of net income. As of December 31, 2011, these available-for-sale marketable equity securities are included in "Other long-term assets and restricted cash". Unrealized losses of $455,000, net of estimated tax impact of $273,000, have been included in accumulated other comprehensive income/loss for the year ended December 31, 2011, and unrealized gains of $7,000, net of estimated tax impact of $4,000, was included for the same period of 2010.

3. Line of Credit and Long-Term Debt

The Company maintains a revolving line of credit which permits revolving borrowings and letters of credit. Previously the line of credit has been maintained at $50.0 million. In 2011, the Company amended the line of credit agreement with Wells Fargo Bank to increase the line of credit to $150.0 million, and also extended the maturity date from September 2012 to July 2016. The amended line of credit bears interest either at the prime rate or LIBOR plus 0.625%, determined by the Company at the time of borrowing. Under the line of credit agreement, the Company has $55.0 million debt outstanding as of December 31, 2011. The weighted average variable annual percentage rate (APR) for amount borrowed in 2011 was of 0.84% for the year. Borrowing under the line of credit is recorded in the "Long-term debt" line of the consolidated balance sheets. In connection with the Company's self-insurance program, the Company also utilized $25.3 million of the line of credit for letters of credit issued to various regulatory authorities. As of December 31, 2011, the line of credit available for future borrowing was $69.7 million. The Company is obligated to comply with certain financial and other covenants under the line of credit agreement, including maintaining a ratio of consolidated debt to consolidated EBITDA of not greater than 2.0 to 1.0, maintaining positive pre-tax profit for each fiscal quarter, maintaining positive net income after tax for each fiscal year, and maintaining tangible net worth of not less than $325.0 million. The Company was compliant with its financial ratios and covenants at December 31, 2011.

Letter to Shareholders | Proxy Statement | 2011 Annual Report

4. Income Taxes

Income tax expense consists of the following (in thousands):

	2011	2010	2009
Current income taxes:			
Federal	$6,466	$23,363	$26,858
State	3,602	4,440	4,398
	10,068	27,803	31,256
Deferred income taxes:			
Federal	30,087	10,505	2,925
State	325	325	(849)
	30,412	10,830	2,076
	$40,480	$38,633	$33,332

The effective income tax rate is different than the amount which would be computed by applying statutory corporate income tax rates to income before income taxes. The differences are summarized as follows (in thousands):

	2011	2010	2009
Tax at the statutory rate (35%)	$35,416	$34,197	$29,363
State income taxes, net of federal benefit	2,667	3,258	2,009
Nondeductible driver per diem	1,984	1,890	1,895
Other, net	413	(712)	65
	$40,480	$38,633	$33,332

The net effect of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2011 and 2010 are as follows (in thousands):

	2011	2010
Short-term deferred tax assets (liabilities):		
Claims accrual	$1,579	$4,662
Other	2,943	3,127
Prepaid expenses deducted for tax purposes	(2,203)	(2,118)
Short-term deferred tax assets, net	$2,319	$5,671
Long-term deferred tax liabilities (assets):		
Property and equipment depreciation	$151,001	$122,770
Claims accrual	(5,333)	(3,884)
Long-term deferred liabilities, net	$145,668	$118,886

A reconciliation of the beginning and ending amount of unrecognized tax benefits for the years ended December 31, 2011, 2010, and 2009 is as follows (in thousands):

Unrecognized Tax Benefits:	2011	2010	2009
Beginning Balance	$ -	$195	$195
Additions based on tax positions related to the current year	-	-	-
Additions for tax positions of prior years	-	-	-
Reductions for tax positions of prior years	-	-	-
Lapse of statute of limitations	-	(195)	-
Settlements	-	-	-
Ending Balance	$ -	$-	$195

Potential interest and penalties accruals and reversals related to unrecognized tax benefits were recognized as a component of income tax expense. With running of the statute of limitations, these accruals were no longer required at both December 31, 2011 and 2010. Accrued interest and penalties at both December 31, 2011 and 2010 are zero.

The Company files U.S. and state income tax returns with varying statutes of limitations. The 2008 through 2011 tax years generally remain subject to examination by the federal authority, and the 2007 through 2011 tax years generally remain subject to examination by state tax authorities. The Company does not believe the unrecognized tax benefits will change significantly over the next 12 months.

5. Commitments and Contingencies

a. Purchase Commitments

The Company's total purchase commitment in 2012 is $121.3 million, which primarily consists of revenue equipment, net of equipment trade-ins from contracted vendors, and a carry forward of approximately $29.8 million from 2011 contracts. The Company generally has the option to cancel with advanced notice ranging from 9 weeks to 90 days prior to the scheduled production.

b. Investment Commitments

In 2003, the Company signed a partnership agreement with Transportation Resource Partners (TRP), a company that makes privately negotiated equity investments. Per the original partnership agreement, the Company committed to invest $5.0 million to TRP. In 2006, the Company increased the commitment amount to $5.5 million. The carrying value of the Company's investment in TRP was $2.2 million and $2.1 million at December 31, 2011 and 2010, respectively.

In the fourth quarter of 2008, the Company formed Knight Capital Growth, LLC and committed $15.0 million to invest in a new partnership managed and operated by the managers and principals of TRP. The new partnership, Transportation Resource Partners III, LP ("TRP III"), is focused on similar investment opportunities as TRP. As of December 31, 2011, the Company has contributed approximately $5.2 million to TRP III, leaving an outstanding commitment of $9.8 million as of December 31, 2011.

c. Operating Leases

The Company periodically leases certain service center building facilities under non-cancelable operating leases. The Company also has operating leases for trailer storage. Rent expense under operating leases was approximately $2.5 million, $2.3 million, and $1.9 million for the years ended December 31, 2011, 2010, and 2009, respectively. Rent expense for these facilities is included as an operating expense under "Miscellaneous operating expenses" on the Company's consolidated statements of income.

The Company also has communication equipment agreements under non-cancelable operating leases. The lease terms for the communication equipment will expire in 2012.

Periodically the Company leases certain revenue equipment under non-cancelable operating leases. The Company did not lease any revenue equipment in 2011, 2010, or 2009.

Future minimum lease payments under non-cancelable operating leases as of December 31, 2011 are as follows:

Year Ending December 31,	Amount (In thousands)
2012	$1,403
2013	1,265
2014	1,345
2015	415
2016 & thereafter	-
Total	$4,428

d. Other

The Company is involved in certain claims and pending litigation arising in the normal course of business. These proceedings primarily involve claims for personal injury or property damage incurred in the transportation of freight or for personnel matters. The Company maintains insurance to cover liabilities arising from the transportation of freight in amounts in excess of self-insurance retentions, and accrues for estimated self-insured claims liabilities as described in Note 6. Based on present knowledge of the facts and, in certain cases, advice of outside counsel, management believes the resolution of claims and pending litigation, taking into account existing reserves, will not have a materially adverse effect on the Company's financial position or results of operations.

The Company also is involved in certain class action litigation in which the plaintiffs allege claims for failure to provide meal and rest breaks, unpaid wages, unauthorized deductions and other items. Based on its knowledge of the facts and advice of outside counsel, management does not believe the outcome of the litigation is likely to have a materially adverse effect on the Company's financial position or results of operations. However, the final disposition of these matters and the impact of such final dispositions cannot be determined at this time.

6. Claims Accrual

The primary claims arising for the Company consist of auto liability (personal injury and property damage), cargo liability, collision, comprehensive and workers' compensation. The Company is insured against auto liability claims under a self-insured retention ("SIR") policy with retention ranging from $1.0 million to $2.0 million per occurrence and in some years, depending on the applicable policy year, the Company is also responsible for "aggregate" losses up to $1.5 million. For the policy year February 1, 2011 to January 31, 2012 the Company's SIR was $2.0 million with no responsibility for additional "aggregate" losses. For the policy period February 1, 2012 to January 31, 2013, the Company's SIR is $2.0 million with an additional $1.0 million responsibility for "aggregate" losses. The Company is also self-insured for workers' compensation coverage, with a self-retention level of a maximum $500,000 per occurrence. The Company establishes reserves to cover these self-insured liabilities and maintains insurance to cover liabilities in excess of those amounts. The Company's insurance policies provide for excess personal injury and property damage liability up to a total of $55.0 million per occurrence, which also includes a separate $2.5 million dollar aggregate deductible.

The Company also maintains excess coverage for employee medical expenses and hospitalization. The self- retention amount for employee medical health was $225,000 per claimant for 2011 and 2010, and will remain this amount for 2012.

The Company's claims reserves are classified separately between current and long-term in the balance sheet. The current and long-term balance of the Company's claims reserves at December 31, 2011 and 2010 are as follows:

	2011	2010
	(In thousands)	
Auto reserves	$10,305	$12,648
Workers' compensation reserves	9,294	10,011
Employee medical reserves	1,969	1,352
Total reserves	$21,568	$24,011
Current portion	$12,875	$13,843
Long-term portion	$8,693	$10,168

A reconciliation of the beginning and ending amount of the Company's claims reserves for the years ended December 31, 2011 and 2010 is as follows:

	2011	2010
	(In thousands)	
Beginning Balance	$24,011	$26,719
Provisions recorded	50,005	41,245
Claims paid and direct expenses	(52,448)	(43,953)
Total reserves	$21,568	$24,011

The provision recorded for the year ended December 31, 2011 is comprised of $30.1 million for insurance and claims expense, which is included in "Insurance and claims" line of the consolidated statements of income, $5.7 million for workers' compensation expense, and $14.2 million for medical expense, both of which are included in "Salaries, wages and benefits" line of the consolidated statements of income. The provision recorded for the year ended December 31, 2010 is comprised of $25.1 million for insurance and claims expense, $7.9 million for workers' compensation expense, and $8.2 million for medical expense.

7. Related Party Transactions

In September 2005, the Company sold 100% of its investment interest in Concentrek. In April 1999, the Company acquired a 17% interest in Concentrek and Randy, Kevin, Gary, and Keith Knight, and members of Concentrek's management, owned the remaining 83%. The Company made loans to Concentrek to fund start-up costs. The Company received proceeds from the sale that satisfied all outstanding loans and investments in Concentrek, resulting in a net gain of approximately $600,000 in 2005. Subsequent to the sale of Concentrek in 2005, the Company received $718,000, $225,000 and $188,000 from Concentrek as an earn-out in 2010, 2008 and 2007, respectively. No earn-out was received in 2011 and 2009.

The Company has provided general business loans to US West Agriculture Exporters, LLC, a company that transacts business with the Company's drayage operation, and in which Larry Knight is a 33% owner. Larry Knight is an employee of the Company and the brother of Kevin Knight and Keith Knight, the Company's Chief Executive Officer and Chief Operating Officer, respectively. The loan balance, including interest, due at December 31, 2011, was approximately $2.9 million, compared to approximately $3.0 million at December 31, 2010. The principal loan and interest balance is recorded in the "Related party notes and interest receivable" line of the consolidated balance sheets. The Company also provided transportation services to US West Agriculture Exporters, LLC through December 31, 2010. Transportation services provided to US West Agriculture Exporters, LLC have been paid in full. US West Agriculture Exporters, LLC discontinued operations as of December 31, 2010. The loan to US West Agriculture Exporters, LLC is secured by guaranties of the members of US West Agriculture Exporters, LLC. The Company is working with US West Agriculture Exporters, LLC regarding the repayment of the outstanding balance of the loan, and have received a court judgment protecting the Company's rights in the assets of US West Agriculture Exporters, LLC. Based on its knowledge of the facts, management believes it will recover the entire outstanding principal balance of the loan.

8. Shareholders' Equity

During 2011, 2010, and 2009, certain non-employee Board of Director members received annual director fees through the issuance of common stock in equivalent shares. The table below reflects this activity for the years as presented.

	2011	2010	2009
Annual director fees paid through stock issuance	$112,493	$112,489	$112,472
Shares of Common stock issued	6,495	5,555	6,340

9. Stock Based Compensation and Employee Benefit Plans

a. Stock-Based Compensation

Since 1994, the Company has maintained a stock option plan for the benefit of its officers, employees, and directors. At December 31, 2011, the Company had one stock-based employee compensation plan known as the Knight Transportation, Inc. Amended and Restated 2003 Stock Option and Equity Compensation Plan (the "2003 Plan"). The Company's shareholders approved the 2003 Plan at the annual meeting of shareholders in May 2003 and approved the amendment and restatement of the 2003 Plan at the annual meeting of shareholders in May 2009. All issued and outstanding shares under the previous plan remain in effect, but no further shares will be granted under that plan.

The 2003 Plan is administered by the Compensation Committee of the Board of Directors (the "Compensation Committee"). The Compensation Committee has discretion to determine the number of shares subject to option and the terms and conditions of each option, subject to the general limitations of the 2003 Plan, but no single option may exceed 650,000 shares in any calendar year. The Compensation Committee may award incentive stock options, non-qualified stock options, restricted stock grants, and stock appreciation rights to employees and officers. Incentive stock options are designed to comply with the applicable provisions of the Internal Revenue Code (the Code) and are subject to restrictions within the Code. Vesting schedules for options are set by the Compensation Committee. Stock options must be granted with exercise price equal to fair value, which is equal to the closing price of the stock on the date the option is granted, as reported by the New York Stock Exchange. Stock options are subject to a vesting schedule that is set by the Compensation Committee and the schedule generally ranges from three to eight years. Most stock options cannot be exercised until three years after the date of grant and are forfeited upon termination of employment for reasons other than death, disability, or retirement. The exercise price of stock options granted may not be modified without shareholder approval. The 2003 Plan originally reserved 1.5 million shares for the grant of options, as adjusted for stock splits. In 2005, the Board of Directors and shareholders authorized an increase in the number of shares reserved for the issuance of stock options to 6.0 million shares, as adjusted for stock splits. In 2008, the Board of Directors and shareholders authorized an increase in the number of shares reserved for the issuance of stock options to 9.0 million shares, of which 200,000 shares have been reserved for issuance to outside directors. In 2009, the Board of Directors and shareholders approved an amendment and restatement of the 2003 Plan to provide, among other things, additional terms and administrative procedures applicable to restricted stock grants and to authorize the issuance of stock appreciation rights. The 2003 Plan will terminate on February 5, 2013.

From 2003 to 2006, independent directors received automatic grants of non-qualified stock options upon joining the Board of Directors and annually thereafter. In 2007, Company's Board of Directors adopted a new compensation structure for independent directors, whereby the practice of making automatic grants to independent directors was discontinued. Under the new structure, effective February 2007, independent directors receive annual compensation that is payable 50% in cash and 50% in common stock.

Stock-based compensation charges were approximately $3.5 million, $6.7 million, and $3.3 million for the years ended December 31, 2011, 2010, and 2009, respectively, which reduced income from operations accordingly. Stock-based compensation expense recognized is based on awards ultimately expected to vest and has been reduced for estimated forfeitures. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The Company received $2.0 million, $4.2 million, and $2.6 million in cash from the exercise of stock options during the years ended December 31, 2011, 2010 and 2009, respectively. The excess tax benefit realized for the tax deductions from the exercise of options of the share-based payment arrangements for the year ended December 31, 2011, was approximately $60,000, compared to $484,000 for the same period in 2010. The actual tax benefit realized in 2010 also decreased cash provided by operating activities, and increased cash provided by financing activities by the same amount. Pursuant to ASC 718-10, prior period amounts have not been restated.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option valuation model. Listed below are the weighted average assumptions used for the fair value computation:

	Year Ended December 31,		
	2011	2010	2009
Dividend yield [(1)]	1.58%	1.21%	1.20%
Expected volatility [(2)]	33.73%	34.60%	38.11%
Risk-free interest rate [(3)]	0.38%	2.10%	2.01%
Expected terms [(4)]	3.92 years	4.92 years	5.17 years
Weighted average fair value of options granted	$3.48	$5.58	$4.37

(1) The dividend yield is based on the Company's historical experience and future expectation of dividend payouts.
(2) The Company analyzed the volatility of its stock using historical data for the past seven years to through the end of the most recent period to estimate expected volatility.
(3) The risk-free interest rate assumption is based on U.S. Treasury securities at a constant maturity with a maturity period that most closely resembles the expected term of the stock option award.
(4) The expected terms of employee stock options represents the weighted-average period the stock options are expected to remain outstanding and has been determined based on historical exercise behavior for the past seven years through the end of the most recent period.

As of December 31, 2011, there was $5.1 million of unrecognized compensation cost related to unvested stock option compensation awards granted under the 2003 Plan and our prior stock option plan. That cost is expected to be recognized over a weighted-average period of 2.1 years, and a total period of 5.9 years.

A summary of the award activity for the years ended December 31, 2011, 2010, and 2009 is presented below:

	2011		2010		2009	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding at beginning of year	4,144,476	$15.68	4,383,643	$15.05	4,993,691	$14.69
Granted	109,500	$15.15	241,200	$18.85	12,500	$13.31
Exercised	(189,788)	$10.53	(386,137)	$10.86	(301,697)	$8.50
Forfeited and Expired	(240,603)	$16.72	(94,230)	$15.94	(320,851)	$15.12
Outstanding at end of year	3,823,585	$15.80	4,144,476	$15.68	4,383,643	$15.05
Vested and exercisable at end of year	2,314,558	$15.32	2,052,545	$14.87	1,982,595	$13.97
Weighted average fair value of options granted during the period		$3.48		$5.58		$4.37

As of December 31, 2011, the number of options that were currently vested and expected to become vested was 3,759,469. These options have a weighted-average exercise price of $15.77, a weighted-average contractual remaining term of 4.77 years, and an aggregate intrinsic value of $3.2 million.

The following table summarizes information about stock options to purchase the Company's common stock at December 31, 2011:

Range of Exercise Prices	Shares Outstanding	Weighted Avg. Contractual Years Remaining	Weighted Avg. Exercise Price Per Share	Number Vested and Exercisable	Weighted Avg. Exercise Price Per Share for Vested and Exercisable
$8.42 - 10.52	86,753	0.64	$8.85	86,753	$8.85
$10.53 - 12.62	401,703	2.15	$11.36	401,703	$11.36
$12.63 - 14.73	234,310	3.50	$14.42	161,685	$14.48
$14.74 - 16.83	1,622,562	5.05	$15.28	958,146	$15.57
$16.84 - 18.94	1,444,757	5.85	$18.14	684,321	$18.13
$18.95 - 21.05	33,500	4.84	$20.03	21,950	$20.08
Overall Total	3,823,585	4.85	$15.80	2,314,558	$15.32

The total intrinsic value of options exercised during the twelve-month period was $1.2 million, $3.6 million, and $2.6 million in 2011, 2010, and 2009, respectively. Based on the market price as of December 31, 2011, the total intrinsic value of options outstanding as of the end of the current reporting period is approximately $3.2 million, and the total intrinsic value of options exercisable as of December 31, 2011, is approximately $2.6 million. The weighted average remaining contractual life as of December 31, 2011 for vested and exercisable options is 3.82 years.

Since 2009, the Company has issue restricted stock units (RSUs) to its employees. The Company's RSU program consistent of service based awards that vest gradually over a period ranging from 5 to 13 years. In 2009, the Company issued 1,409,500 RSUs. The market value of the shares granted were based on the market closing price on the grant date, which ranged from $16.04 to $17.01 per share for RSUs granted in 2009. In 2010, the Company issued 15,560 RSUs with a market value of $19.28 per share based on closing market price on the date of issuance. In 2011, the Company issued 123,500 RSUs with a market value ranging from $14.96 to $15.15 per share based on the closing market price on the date of issuance. Stock compensation expense for these RSUs is being amortized using the straight-line method over the vesting period. As of December 31, 2011, the Company had approximately $14.0 million of unrecognized compensation expense related to restricted stock awards, which will be recognized over a weighted average period of 5.6 years.

RSUs not yet vested are entitled to accumulate quarterly cash dividends that are paid to shareholders holding outstanding shares of the Company's common stock. Accrued dividends are paid to recipients as the RSUs vest. Accrued dividends are forfeited if RSUs are canceled or terminated. Dividends paid under the RSU program are charged to retained earnings.

The following tables summarize the Company's restricted stock award activity for the fiscal year ended December 31, 2011:

	2011		2010		2009	
	Number of Restricted Stock Awards	Weighted Average Grant Date Fair Value	Number of Restricted Stock Awards	Weighted Average Grant Date Fair Value	Number of Restricted Stock Awards	Weighted Average Grant Date Fair Value
Unvested at January 1, 2011	1,364,560	$16.11	1,409,500	$16.08	-	$-
Granted	123,500	$15.03	15,560	$19.28	1,409,500	$16.08
Vested	(81,513)	$16.11	(30,000)	$16.04	-	$-
Forfeited and Expired	(80,730)	$16.07	(30,500)	$16.32	-	$-
Outstanding (unvested) at end of year	1,325,817	$16.01	1,365,560	$16.11	1,409,500	$16.08

Under the Company's amended 2003 Plan, equity awards become fully vested upon the death or disability of the employee. One senior officer of the Company passed away in 2010, resulting in the vesting of 30,000 shares of restricted stock units in 2010 under the plan. During the fourth quarter of 2010, the Company recognized a $2.5 million pre-tax ($2.0 million after-tax) stock compensation charge for the accelerated vesting of such restricted stock units and for an adjustment to the straight-line expense recognition of share-based payment awards as prescribed in ASC 718.

b. 401(k) Profit Sharing Plan

The Company has a 401(k) profit sharing plan (the "Plan") for all employees who are 19 years of age or older and have completed one year of service with the Company. The Plan provides for a mandatory matching contribution equal to 50% of the amount of the employee's salary deduction not to exceed $850 annually per employee. The Plan also provides for a discretionary matching contribution. In 2011, 2010, and 2009, there were no discretionary contributions. Employees' rights to employer contributions vest after five years from their date of employment. The Company's mandatory matching contribution was approximately $273,000, $298,000, and $325,000 in 2011, 2010, and 2009, respectively.

10. Company Share Repurchase Program

On November 13, 2008, the Company's Board of Directors unanimously authorized the repurchase of up to 3.0 million shares of the Company's common stock. As of December 31, 2010, there were 2,020,956 shares remaining under the 2008 authorization. On May 19, 2011, the Company's Board of Directors unanimously authorized the repurchase of an additional 10.0 million shares of the Company's common stock. The repurchase authorization is intended to afford the Company flexibility to acquire shares opportunistically in future periods and does not indicate an intention to repurchase any particular number of shares within a definite timeframe. Any repurchases would be effected based upon share price and market conditions.

Under the share repurchase program, the company repurchased 4,582,400 shares of the Company's common stock in the open market for approximately $76.6 million for the Year ended December 31, 2011. The shares acquired have been retired and are available for future issuance. The purchases were made in accordance with Securities and Exchange Commission Rule 10b-18, which limits the amount and timing of repurchases. As of December, 2011, there were 7,438,556 shares remaining for future purchases under the repurchase program. The repurchase authorization will remain in effect until the share limit is reached or the program is terminated.

11. Comprehensive Income

The components of comprehensive income for the periods noted were as follows:

	Year Ended December 31,		
	2011	2010 (In thousands)	2009
Net income attributable to Knight Transportation	$60,248	$59,072	$50,563
Other comprehensive income:			
Net unrealized (loss)/gain from available-for-sale securities	(455)	7	-
Total comprehensive income	$59,793	$59,079	$50,563

12. Quarterly Financial Data (unaudited)

The following table sets forth certain unaudited information about the Company's revenue and results of operations on a quarterly basis for 2011 and 2010 (amount in thousands, except per share data):

	2011			
	Mar 31	June 30	Sept 30	Dec 31
Revenue, before fuel surcharge	$150,499	$182,350	$183,436	$181,001
Income from operations	$15,948	$27,134	$27,705	$29,235
Net income attributable to Knight	$9,856	$16,358	$16,563	$17,469
Earnings per common share:				
Basic	$0.12	$0.20	$0.21	$0.22
Diluted	$0.12	$0.20	$0.21	$0.22

	2010			
	Mar 31	June 30	Sept 30	Dec 31
Revenue, before fuel surcharge	$140,316	$155,290	$162,066	$157,982
Income from operations	$18,580	$25,996	$27,184	$23,455
Net income attributable to Knight	$12,344	$15,836	$16,651	$14,241
Earnings per common share:				
Basic	$0.15	$0.19	$0.20	$0.17
Diluted	$0.15	$0.19	$0.20	$0.17

13. Subsequent Events

Subsequent to the year ended December 31, 2011, the Compensation Committee approved the accelerated vesting of certain stock options issued prior to 2009, which will result in a non-cash stock compensation charge that will be recognized in the first quarter of 2012. The Company estimates the acceleration will result in additional stock compensation expense of approximately $4.0 million in the first quarter of 2012.

KNIGHT TRANSPORTATION, INC. STOCK PERFORMANCE GRAPH

The following graph compares the cumulative total of shareholder return of our common stock with the cumulative total shareholder return of New York Stock Exchange Companies (U.S. Companies) and Nasdaq Trucking & Transportation Stocks for the period commencing December 31, 2006, and ending December 31, 2011. The graph assumes $100 was invested on December 31, 2001 and that all dividends were reinvested. *The stock performance graph shall not be deemed to be incorporated by reference into any filing made by us under the Securities Act or the Exchange Act, notwithstanding any general statement contained in any such filings incorporating the graph by reference, except to the extent we incorporate such graph by specific reference.*

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Knight Transportation Inc., the NYSE Composite Index and the NASDAQ Trucking & Transportation Index



$140
$120
$100
$80
$60
$40
$20
$0
12/06
12/07
12/08
12/09
12/10
12/11
Knight Transportation Inc.
NYSE Composite
NASDAQ Trucking & Transportation

*$100 invested on 12/31/06 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

	12/06	12/07	12/08	12/09	12/10	12/11
Knight Transportation Inc.	100.00	87.41	96.00	116.23	120.37	100.56
NYSE Composite	100.00	108.87	66.13	84.83	96.19	92.50
NASDAQ Trucking & Transportation	100.00	105.13	78.60	80.38	103.33	88.11

Source: Research Data Group, Inc.

LEADERSHIP INFORMATION

Board of Directors

Name of Board Member	Position with Knight Transportation, Inc. and other companies
Kevin P. Knight	Chairman of the Board and Chief Executive Officer of Knight Transportation, Inc.; Director and member of the Executive Committee of the American Trucking Associations
Gary J. Knight	Vice Chairman of the Board of Knight Transportation, Inc.; Former President of Knight Transportation, Inc.
Randy Knight	Vice Chairman of the Board of Knight Transportation, Inc.; Former Chairman of the Board of Knight Transportation, Inc.
Donald A. Bliss	Director of Western and Southern Life Insurance Company and Biltmore Bank of Arizona
Michael Garnreiter	Managing Director with Fenix Financial Forensics LLC; Chairman of Taser International, Inc.; Director of Amtech Systems, Inc. and IA Global, Inc.
Richard J. Lehmann	Chairman of Bank Capital Corporation, the holding company for the Biltmore Bank of Arizona; Director of the Biltmore Bank of Arizona and TGen Foundation
G.D. Madden	President of Madden Partners
Kathryn L. Munro	Principal of BridgeWest, LLC; Director of Pinnacle West Capital Corporation and Premera

Executive Officers and Significant Employee

Name	Position
Kevin P. Knight	Chairman of the Board and Chief Executive Officer
Gary J. Knight	Vice Chairman of the Board
Randy Knight	Vice Chairman of the Board
Keith T. Knight	Chief Operating Officer
David A. Jackson	President and Chief Financial Officer
Adam Miller	Senior Vice President of Accounting and Finance, Secretary, and Treasurer

CORPORATE INFORMATION

Knight Transportation Shares:

Shares of Common Stock are listed on the New York Stock Exchange ("NYSE") with the ticker symbol KNX. As of February 29, 2012, there were approximately 70 registered holders of the Company's Common Stock, and on that date the closing price was $17.13.

Transfer Agent and Registrar:

Please direct communications regarding individual stock records and address changes to Computershare Shareowner Services at 480 Washington Boulevard, Jersey City, New Jersey 07310 or via phone at 1-877-289-7098. Alternatively, you can access your account information on-line at www.bnymellon.com/shareowner/equityaccess.

Investor Relations:

For information or assistance please write: Knight Transportation, Inc., C/O Investor Relations, 5601 West Buckeye Road, Phoenix, AZ 85043, or call 602-606-6349.

Independent Registered Public Accounting Firm:

Grant Thornton LLP, 2398 E. Camelback Road, Suite 600, Phoenix, AZ 85016

Corporate Counsel:

Ryley, Carlock & Applewhite, One North Central Avenue, Suite 1200, Phoenix, AZ 85004

Securities Counsel:

Scudder Law Firm, P.C., L.L.O., 411 S. 13th St., Second Floor, Lincoln, NE 68508

Corporate Headquarters:

Our corporate headquarters is located at 5601 W. Buckeye Road, Phoenix, AZ 85043

Certifications:

On February 29, 2012, the Company filed its Sarbanes-Oxley Section 302 Certifications as exhibits to the Company's Report on Form 10-K for the period ended December 31, 2011.